Exhibit 99.1

TD Bank Group Reports Third Quarter 2023 Results Report to Shareholders • Three and nine months ended July 31, 2023

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:
•	Reported diluted earnings per share were $1.57, compared with $1.75.
•	Adjusted diluted earnings per share were $1.99, compared with $2.09.
•	Reported net income was $2,963 million, compared with $3,214 million.
•	Adjusted net income was $3,731 million, compared with $3,813 million.
YEAR-TO-DATE
FINANCIAL HIGHLIGHTS, nine months ended July 31, 2023, compared with the corresponding period last year:
•	Reported diluted earnings per share were $4.11, compared with $5.85.
•	Adjusted diluted earnings per share were $6.16, compared with $6.18.
•	Reported net income was $7,896 million, compared with $10,758 million.
•	Adjusted net income was $11,638 million, compared with $11,360 million.
THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of acquired intangibles of $88 million ($75 million after-tax or 4 cents per share), compared with $58 million ($52 million after-tax or 3 cents per share) in the third quarter last year.
•
Acquisition and integration charges related to the Schwab transaction of $54 million ($44 million after-tax
or 2 cents per share), compared with $23 million ($20 million after-tax
or 1 cent per share) in the third quarter last year.

•
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction, of $227 million ($168 million after-tax
or 9 cents per share), compared with $29 million ($22 million after-tax
or 1 cent per share) in the third quarter last year.

•	Payment related to the termination of the First Horizon transaction of $306 million ($306 million after-tax or 17 cents per share).
•	Impact of strategy to mitigate interest rate volatility to closing capital related to the terminated First Horizon transaction:
–	Net loss of $114 million ($86 million after-tax or 5 cents per share), compared with $678 million ($505 million after-tax or 28 cents per share) in the third quarter last year.
–	After termination of the merger agreement, net loss of $63 million ($48 million after-tax or 3 cents per share).
•	Impact of retroactive tax legislation on payment card clearing services of $57 million ($41 million after-tax or 2 cents per share).
TORONTO
, August 24, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2023. Reported earnings were $3.0 billion, down 8% compared with the third quarter last year, and adjusted earnings were $3.7 billion, down 2%.
“TD delivered strong revenue growth in the quarter and demonstrated the value of its diversified business mix in a challenging economic environment,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “Investments across our business further strengthened the Bank’s ability to deliver legendary experiences to more than 27 million customers.”
Canadian Personal and Commercial Banking delivered strong results on continued loan and deposit growth
Canadian Personal and Commercial Banking net income was $1,655 million, a decline of 1% compared to the third quarter last year. The decrease primarily reflects higher provisions for credit losses (PCL), partially offset by revenue growth. Revenue was $4,570 million, an increase of 7%, reflecting volume growth and higher margins. The segment delivered its eighth consecutive quarter of positive operating leverage.
Canadian Personal and Commercial Banking maintained its position as a leading core deposit franchise, driven in part by strong account openings, including a record quarter for New to Canada account openings. Strong credit card customer acquisition and continued loan growth in personal and business banking also contributed to the segment’s momentum. This quarter, TD further enhanced its collaboration with global brands including its sponsorship of the Toronto Blue Jays. The Toronto Blue Jays added the TD shield to their iconic jersey and the Bank is developing exclusive in-game
benefits for TD credit cardholders. In addition, TD’s Canadian mobile banking app was ranked “Highest in Customer Satisfaction” by J.D. Power in recognition of overall customer satisfaction for navigation, speed, visual appeal, and content.
1
The U.S. Retail Bank delivered strong loan growth and resilient personal and business deposits
U.S. Retail reported net income of $1,314 million, a decrease of 9% (12% in U.S. dollars) compared with the third quarter last year. On an adjusted basis, net income was $1,377 million, a decline of 6% (9% in U.S. dollars). Reported net income included acquisition and integration-related charges for the terminated First Horizon Corporation (“First Horizon”) transaction of $84 million or US$63 million ($63 million or US$48 million after-tax).
TD Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $191 million in earnings, a decrease of 34% (37% in U.S. dollars) compared with the third quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,123 million (US$842 million), a decrease of 3% (a decrease of 6% in U.S. dollars) from the third quarter last year, primarily reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue. On an

1
J.D. Power 2023 Canada Banking Mobile App Satisfaction Study; 2023 CIBC and TD Canada Trust rank highest in a tie in banking mobile app satisfaction, each with a score of 641. Visit jdpower.com/business/awards for more details

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 1

adjusted basis, net income was $1,186 million (US$890 million), an increase of 1% (a decrease of 3% in U.S. dollars) from the third quarter last year, due to higher revenue which was partially offset by higher expenses, and higher PCL as credit conditions continue to normalize.
The U.S. Retail Bank delivered another strong quarter, with personal loan growth of 11%, and business loan growth of 9%, reflecting new customer acquisition and deepening relationships in core franchise businesses. Total personal and business deposit balances remained resilient in a challenging environment, further strengthened by strong account acquisition in chequing and term deposits.
TD Bank, America’s Most Convenient Bank
®
(TD AMCB) now serves over 10 million customers, including those being served by three new stores in low- and moderate-income areas in Charlotte, North Carolina and Tampa, Florida, reflective of TD’s commitment to reinvesting in communities. This quarter TD AMCB continued to execute on its wealth strategy, renovating existing stores to better facilitate advice conversations with customers. TD AMCB was also recognized with the top score of 100 in the 2023 Disability Equality Index for the ninth consecutive year and TD Auto Finance was proud to be ranked “Highest in Dealer Satisfaction among
Non-Captive
Lenders with Prime Credit” for the fourth consecutive year in the J.D. Power 2023 U.S. Dealer Financing Satisfaction Study.
2
Wealth Management and Insurance delivered strong operating momentum
Wealth Management and Insurance net income was $504 million, a decrease of 12% compared with the third quarter last year, reflecting the impact of more severe weather-related events and lower transaction revenue in Wealth Management. Revenue increased 1% in the quarter, demonstrating the strength of the segment’s diversified business model, as higher insurance revenue and net interest income helped offset the impact of trading normalization.
This quarter, the Wealth Management business continued to gain market share, with TD Financial Planning expanding the fastest among the Big 5 Banks,
3
and TD Asset Management extending its position as the leading Canadian Institutional asset manager.
4
TD Direct Investing maintained its #1 position across key categories, including Total Accounts, Revenue, Trades, and Assets Under Administration, with record growth in share of gross new accounts.
5
TD Insurance opened its 25
th
Auto Centre location, further extending its competitive advantage through legendary customer experiences in a market impacted by supply chain and inflationary pressures.
Strong performance and growth across Wholesale Banking including TD Cowen
Wholesale Banking reported net income for the quarter was $272 million, relatively flat compared to the third quarter last year. This reflects record revenue and higher non-interest
expenses, which include acquisition and integration costs, and reflects the first full quarter of revenues from TD Cowen. On an adjusted basis, net income was $377 million, an increase of $106 million, or 39%. Revenue increased 46%, reflecting the benefits of the Cowen Inc. acquisition as well as growth in Global Markets and Corporate and Investment Banking.
The integration of the Cowen Inc. acquisition, which closed on March 1, 2023, remains on track and will accelerate Wholesale Banking’s U.S. dollar growth strategy. The combined organization delivers an expanded product and service offering, increased depth in key business lines, greater scale and high-quality talent.
Capital
TD’s Common Equity Tier 1 Capital ratio was 15.2%.
Conclusion
“As we look ahead, TD is in a position of strength, with a growing franchise and a strong capital position,” added Masrani. “I’d like to thank our more than 95,000 TD bankers across our global footprint for continuing to deliver on our purpose to enrich the lives of our customers, colleagues and communities every day.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

2	J.D. Power 2023 U.S. Dealer Financing Satisfaction Study. Visit jdpower.com/business/awards for more details
3
Big 5 Banks defined as The Toronto-Dominion Bank, Royal Bank of Canada, Bank of Montreal, Bank of Nova Scotia and Canadian Imperial Bank of Commerce. Investor Economics | A division of ISS Market Intelligence. Mass Affluent Service Models, December 2022

4	Investor Economics | A division of ISS Market Intelligence. Money Manager Advisory Service Spring 2023
5	Investor Economics | A division of ISS Market Intelligence. Retail Brokerage and Distribution Quarterly Update, Spring 2023

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the third quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the third quarter 2023 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2022 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2023	SFI Third Quarter 2023	SRD Third Quarter 2023	Annual Report 2022

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				82-87, 91, 97-100, 111-113
	3	Describe and discuss top and emerging risks.				75-81
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	30			71, 108
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				83-86
	6	Description of the bank’s risk culture and procedures applied to support the culture.				82-83
	7	Description of key risks that arise from the bank’s business models and activities.				70, 82, 87-114
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	33			69, 86, 94,111
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	28-30, 81-82		1-3, 6	66-68, 71-72, 220
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	66
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				67-69, 111
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		9-13		69-70
	14	Analysis of capital requirements for each method used for calculating RWA.			10	88-91, 93-94
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			27-43, 48-53
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			65	90, 94, 98
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	35-37, 39-40			100-102, 104-105
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	38			103, 215
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	43-45			108-110
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	38-43			105-108
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	32			92
	23	Breakdown of significant trading and non-trading market risk factors.	32-34			92, 95-96
	24	Significant market risk measurement model limitations and validation procedures.	33			93-96, 98
	25	Primary risk management techniques beyond reported risk measures and parameters.	33			93-96
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	25-28, 63-72	21-36	1-5, 10-11, 13-65	53-65, 87-91, 170-177, 187, 190-191, 218-219
	27	Description of the bank’s policies for identifying impaired loans.	72			61, 146-147, 153, 177
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	26, 66-70	25, 29		59, 173-175
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			44-46, 54-58	90, 158, 181-183, 187, 190-191
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				90, 150, 158
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				97-99, 111-114
	32	Discuss publicly known risk events related to other risks.	79			81, 212-214

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	Significant Events
7	How We Performed
11	Financial Results Overview
15	How Our Businesses Performed
23	Quarterly Results
24	Balance Sheet Review
25	Credit Portfolio Quality
28	Capital Position
31	Managing Risk
46	Securitization and Off-Balance Sheet Arrangements
46	Accounting Policies and Estimates

47	Changes in Internal Control over Financial Reporting
48	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
51	Interim Consolidated Balance Sheet
52	Interim Consolidated Statement of Income
53	Interim Consolidated Statement of Comprehensive Income
54	Interim Consolidated Statement of Changes in Equity
55	Interim Consolidated Statement of Cash Flows
56	Notes to Interim Consolidated Financial Statements

83	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2023, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2022 Consolidated Financial Statements and related Notes and 2022 MD&A. This MD&A is dated August 23, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2022 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2022 Annual Information Form, is available on the Bank’s website at
http://www.td.com
, as well as on SEDAR at
http://www.sedar.com
and on the SEC’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions”, “Significant and Subsequent Events, and Pending Acquisitions”, “Significant and Subsequent Events” or “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4

 TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Results of operations
Total revenue – reported	$12,779	$12,366	$10,925	$37,371	$33,469
Total revenue – adjusted 1	13,013	12,539	11,603	38,654	33,923
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177
Non-interest expenses – reported	7,582	6,987	6,096	22,885	18,096
Non-interest expenses – adjusted 1	6,953	6,693	6,033	20,187	17,929
Net income – reported	2,963	3,351	3,214	7,896	10,758

Net income – adjusted 1	3,731	3,752	3,813	11,638	11,360
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$867.8	$849.6	$790.8	$867.8	$790.8
Total assets	1,887.1	1,926.5	1,840.8	1,887.1	1,840.8
Total deposits	1,159.5	1,189.4	1,201.7	1,159.5	1,201.7
Total equity	112.7	116.1	102.6	112.7	102.6

Total risk-weighted assets 2	544.9	549.4	495.7	544.9	495.7
Financial ratios
Return on common equity (ROE) – reported 3	11.2%	12.5%	13.5%	9.9%	15.1%
Return on common equity – adjusted 1	14.1	14.1	16.1	14.8	15.9
Return on tangible common equity (ROTCE) 1	15.1	16.8	18.4	13.3	20.4
Return on tangible common equity – adjusted 1	18.6	18.5	21.6	19.5	21.2
Efficiency ratio – reported 3	59.3	56.5	55.8	61.2	54.1
Efficiency ratio – adjusted 1,3	53.4	53.4	52.0	52.2	52.9

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.35	0.28	0.17	0.32	0.08
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.57	$1.72	$1.76	$4.12	$5.86
Diluted	1.57	1.72	1.75	4.11	5.85
Dividends per share	0.96	0.96	0.89	2.88	2.67
Book value per share 3	55.50	57.04	52.54	55.50	52.54
Closing share price 4	86.96	82.07	83.18	86.96	83.18
Shares outstanding (millions)
Average basic	1,834.8	1,828.3	1,804.5	1,827.9	1,810.0
Average diluted	1,836.3	1,830.3	1,807.1	1,829.9	1,813.3
End of period	1,827.5	1,838.5	1,813.1	1,827.5	1,813.1
Market capitalization (billions of Canadian dollars)	$158.9	$150.9	$150.8	$158.9	$150.8
Dividend yield 3	4.7%	4.5%	4.0%	4.5%	3.8%
Dividend payout ratio 3	60.9	55.8	50.6	69.8	45.5
Price-earnings ratio 3	11.3	10.4	10.6	11.3	10.6

Total shareholder return (1 year) 3	9.4	(7.5)	4.2	9.4	4.2
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$1.99	$1.94	$2.09	$6.17	$6.19
Diluted	1.99	1.94	2.09	6.16	6.18
Dividend payout ratio	48.1%	49.5%	42.5%	46.7%	43.1%

Price-earnings ratio	10.4	9.7	10.0	10.4	10.0
Capital ratios 2
Common Equity Tier 1 Capital ratio	15.2%	15.3%	14.9%	15.2%	14.9%
Tier 1 Capital ratio	17.2	17.3	16.3	17.2	16.3
Total Capital ratio	19.6	19.7	18.8	19.6	18.8
Leverage ratio	4.6	4.6	4.3	4.6	4.3
TLAC ratio	35.0	34.2	32.0	35.0	32.0

TLAC Leverage ratio	9.3	9.0	8.5	9.3	8.5
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange closing market price.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5

SIGNIFICANT EVENTS
a)
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.
The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million).
b)
Termination of the Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a $306 million (US$225 million) cash payment to First Horizon on May 5, 2023. The termination payment is recognized in non-interest
expenses in the current quarter and is reported in the Corporate segment.
In connection with the transaction, the Bank had invested US$494 million in non-voting
First Horizon preferred stock. During the prior quarter, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in other comprehensive income. On June 26, 2023, in accordance with the terms of the preferred share purchase agreement, the preferred stock converted into approximately 19.7 million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) in other comprehensive income based on First Horizon’s common share price at the time of conversion.
The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the
de-designation,
mark-to-market
gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
Prior to the termination of the merger agreement on May 4, 2023, for the three months and nine months ended July 31, 2023, the Bank reported ($125) million and ($1,386) million, respectively, in non-interest
income related to the
mark-to-market
on the swaps, and $11 million and $262 million, respectively, in net interest income related to the basis adjustment amortization. In addition, for the three months and nine months ended July 31, 2023, the Bank reported $23 million and $585 million, respectively, in non-interest
income related to the net interest earned on the swaps.
Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments using new swaps entered into at higher market rates. Income recognized from this strategy will reverse over time causing a decrease to net interest income. During the period, the decrease to net interest income was $63 million recorded in the Corporate segment.
The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in accumulated other comprehensive income.
c)
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill
C-32,
Fall Economic Statement Implementation Act
,
2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
d)
Stanford Litigation Settlement
In the US
Rotstain v. Trustmark National Bank, et al.
action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”), pursuant to which the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax
($1.2 billion
after-tax)
in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax)
in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on July 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation and IDA Agreement
On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting
common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. For further details, refer to Note 7 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements.
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to US$5 billion of fixed rate obligations by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During the third quarter of 2023, Schwab exercised its option to buy down $3.3 billion (US$2.4 billion) of fixed rate obligations and paid $151 million (US$112 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement, which is intended to compensate the Bank for losses incurred this quarter from discontinuing certain hedging relationships, and lost revenues. The net impact is recorded in net interest income.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$7,289	$7,428	$7,044	$22,450	$19,723

Non-interest income	5,490	4,938	3,881	14,921	13,746
Total revenue	12,779	12,366	10,925	37,371	33,469
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177

Non-interest expenses	7,582	6,987	6,096	22,885	18,096
Income before income taxes and share of net income from investment in Schwab	3,508	3,976	3,649	9,728	12,746
Provision for (recovery of) income taxes	727	866	703	2,540	2,689

Share of net income from investment in Schwab	182	241	268	708	701
Net income – reported	2,963	3,351	3,214	7,896	10,758

Preferred dividends and distributions on other equity instruments	74	210	43	367	152
Net income available to common shareholders	$2,889	$3,141	$3,171	$7,529	$10,606

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 8

The following table provides a reconciliation between the Bank’s adjusted and reported results. For further details refer to the “Significant Events” or “Financial Results Overview” sections.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Operating results – adjusted
Net interest income 6	$7,364	$7,610	$7,001	$22,836	$19,680

Non-interest income 1,6	5,649	4,929	4,602	15,818	14,243
Total revenue	13,013	12,539	11,603	38,654	33,923
Provision for (recovery of) credit losses	766	599	351	2,055	450
Insurance claims and related expenses	923	804	829	2,703	2,177

Non-interest expenses 2	6,953	6,693	6,033	20,187	17,929
Income before income taxes and share of net income from investment in Schwab	4,371	4,443	4,390	13,709	13,367
Provision for (recovery of) income taxes	868	974	892	2,910	2,848

Share of net income from investment in Schwab 3	228	283	315	839	841
Net income – adjusted	3,731	3,752	3,813	11,638	11,360

Preferred dividends and distributions on other equity instruments	74	210	43	367	152

Net income available to common shareholders – adjusted	3,657	3,542	3,770	11,271	11,208
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(88)	(79)	(58)	(221)	(185)
Acquisition and integration charges related to the Schwab transaction 5	(54)	(30)	(23)	(118)	(93)
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction 2	(227)	(227)	(29)	(581)	(29)
Payment related to the termination of the First Horizon transaction 2	(306)	–	–	(306)	–
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction 6 – before termination	(114)	(134)	(678)	(1,124)	(678)
– After termination of the merger agreement	(63)	–	–	(63)	–
Impact of retroactive tax legislation on payment card clearing services 1	(57)	–	–	(57)	–
Litigation (settlement)/recovery 1,2	–	(39)	–	(1,642)	224
Less: Impact of income taxes
Amortization of acquired intangibles	(13)	(12)	(6)	(33)	(20)
Acquisition and integration charges related to the Schwab transaction 5	(10)	(4)	(3)	(20)	(14)
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction	(59)	(48)	(7)	(138)	(7)
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction – before termination	(28)	(33)	(173)	(277)	(173)
– After termination of the merger agreement	(15)	–	–	(15)	–
Impact of retroactive tax legislation on payment card clearing services	(16)	–	–	(16)	–
Litigation (settlement)/recovery	–	(11)	–	(456)	55

CRD and federal tax rate increase for fiscal 2022 7	–	–	–	585	–

Total adjustments for items of note	(768)	(401)	(599)	(3,742)	(602)

Net income available to common shareholders – reported	$2,889	$3,141	$3,171	$7,529	$10,606
1	Adjusted non-interest income excludes the following items of note:
i.	Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment;
ii.
Settlement of TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada pursuant to which the Bank recovered losses resulting from the previous resolution of proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by Scott Rothstein – Q2 2022: $224 million, reported in the U.S. Retail segment; and

iii.	Impact of retroactive tax legislation on payment card clearing services – Q3 2023: $57 million, reported in the Corporate segment.

2	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:

i.
Amortization of acquired intangibles – Q3 2023: $58 million, Q2 2023: $49 million, Q1 2023: $24 million, Q3 2022: $23 million, Q2 2022: $26 million, Q1 2022: $33 million, reported in the Corporate segment;

ii.
The Bank’s own integration and acquisition costs related to the Schwab transaction – Q3 2023: $38 million, Q2 2023: $18 million, Q1 2023: $21 million, Q3 2022: $11 million, Q2 2022: $8 million, Q1 2022: $37 million, reported in the Corporate segment;

iii.
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction – Q3 2023: $227 million, Q2 2023: $227 million, Q1 2023: $127 million, Q3 2022: $29 million, reported in the U.S. Retail and Wholesale Banking segments;

iv.	Payment related to the termination of the First Horizon transaction – Q3 2023: $306 million, reported in the Corporate segment; and
v.	Stanford litigation settlement – Q1 2023: $1,603 million, reported in the Corporate segment.

3	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.	Amortization of Schwab-related acquired intangibles – Q3 2023: $30 million, Q2 2023: $30 million, Q1 2023: $30 million, Q3 2022: $35 million, Q2 2022: $34 million, Q1 2022: $34 million; and
ii.
The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2023: $16 million, Q2 2023: $12 million, Q1 2023: $13 million, Q3 2022: $12 million, Q2 2022: $12 million, Q1 2022: $13 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

6
Before the termination of the merger agreement, the impact of the strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction included the following components, reported in the Corporate segment: i)
mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – Q3 2023: ($125) million, Q2 2023: ($263) million, Q1 2023: ($998) million, Q3 2022: ($721) million, ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – Q3 2023: $11 million, Q2 2023: $129 million, Q1 2023: $122 million, Q3 2022: $43 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – Q3 2023: $23 million, Q2 2023: $311 million, Q1 2023: $251 million. After the termination of the merger agreement, the impact of the strategy is reversed through net interest income – Q3 2023: ($63) million.

7	CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 9

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Basic earnings per share – reported	$1.57	$1.72	$1.76	$4.12	$5.86

Adjustments for items of note	0.42	0.22	0.33	2.05	0.33

Basic earnings per share – adjusted	$1.99	$1.94	$2.09	$6.17	$6.19
Diluted earnings per share – reported	$1.57	$1.72	$1.75	$4.11	$5.85

Adjustments for items of note	0.42	0.22	0.33	2.05	0.33

Diluted earnings per share – adjusted	$1.99	$1.94	$2.09	$6.16	$6.18
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Schwab 1	$30	$30	$35	$90	$103
Wholesale Banking related intangibles	37	27	6	71	18

Other	8	10	11	27	44
Included as items of note	75	67	52	188	165

Software and asset servicing rights	90	92	97	272	290

Amortization of intangibles, net of income taxes	$165	$159	$149	$460	$455
1	Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Average common equity	$102,728	$102,686	$92,963	$101,753	$94,170
Net income available to common shareholders – reported	2,889	3,141	3,171	7,529	10,606

Items of note, net of income taxes	768	401	599	3,742	602
Net income available to common shareholders – adjusted	$3,657	$3,542	$3,770	$11,271	$11,208
Return on common equity – reported	11.2%	12.5%	13.5%	9.9%	15.1%
Return on common equity – adjusted	14.1	14.1	16.1	14.8	15.9
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Average common equity	$102,728	$102,686	$92,963	$101,753	$94,170
Average goodwill	18,018	17,835	16,704	17,788	16,583
Average imputed goodwill and intangibles on investments in Schwab	6,058	6,142	6,600	6,123	6,580
Average other acquired intangibles 1	683	583	476	569	500

Average related deferred tax liabilities	(132)	(210)	(172)	(165)	(171)

Average tangible common equity	78,101	78,336	69,355	77,438	70,678
Net income available to common shareholders – reported	2,889	3,141	3,171	7,529	10,606

Amortization of acquired intangibles, net of income taxes	75	67	52	188	165
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	2,964	3,208	3,223	7,717	10,771

Other items of note, net of income taxes	693	334	547	3,554	437
Net income available to common shareholders – adjusted	$3,657	$3,542	$3,770	$11,271	$11,208
Return on tangible common equity	15.1%	16.8%	18.4%	13.3%	20.4%

Return on tangible common equity – adjusted	18.6	18.5	21.6	19.5	21.2
1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 10

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2023 vs. July 31, 2022 Increase (Decrease)	July 31, 2023 vs. July 31, 2022 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$125	$588
Total revenue – adjusted	125	588
Non-interest expenses – reported	71	330

Non-interest expenses – adjusted 1	68	311
Net income – reported, after-tax	40	194
Net income – adjusted, after-tax 1	42	208

Share of net income from investment in Schwab 2	9	46
U.S. Retail segment net income – reported, after-tax	49	240

U.S. Retail segment net income – adjusted, after-tax 1	51	254
Earnings per share (Canadian dollars)
Basic – reported	$0.03	$0.13
Basic – adjusted 1	0.03	0.14
Diluted – reported	0.03	0.13

Diluted – adjusted 1	0.03	0.14

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022

U.S. dollar	$0.750	$0.777	$0.743	$0.785

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the third quarter of 2023. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the nine months ended July 31, 2023, remains relatively flat from the same period last year.
•	Adjusted ROTCE for the nine months ended July 31, 2023, was 19.5%.
•	For the twelve months ended July 31, 2023, the total shareholder return was 9.4% compared to the Canadian peer 6 average of -1.2%.
Net Income
Quarterly comparison – Q3 2023 vs. Q3 2022
Reported net income for the quarter was $2,963 million, a decrease of $251 million, or 8%, compared with the third quarter last year primarily reflecting higher non-interest
expenses, higher PCL, the payment related to the termination of the First Horizon transaction, and higher acquisition and integration-related charges, including winddown costs of the terminated First Horizon transaction, partially offset by higher revenues and a lower net loss from mitigation of interest rate volatility to closing capital related to the First Horizon transaction. On an adjusted basis, net income for the quarter was $3,731 million, a decrease of $82 million, or 2%.
By segment, the decrease in reported net income reflects decreases in U.S. Retail of $128 million, in Wealth Management and Insurance of $71 million, in the Corporate segment of $30 million, and in Canadian Personal and Commercial Banking of $23 million, partially offset by an increase in Wholesale Banking of $1 million.
Quarterly comparison – Q3 2023 vs. Q2 2023
Reported net income for the quarter decreased $388 million, or 12%, compared with the prior quarter primarily reflecting the payment related to the termination of the First Horizon transaction. Adjusted net income for the quarter decreased $21 million, or 1%, reflecting higher non-interest
expenses, higher PCL and insurance claims and related expenses, and a decrease in contribution from the Bank’s investment in Schwab, partially offset by higher revenues.
By segment, the decrease in reported net income reflects decreases in the Corporate segment of $383 million, in U.S. Retail of $98 million, and in Wealth Management and Insurance of $59 million, partially offset by increases in Wholesale Banking of $122 million and in Canadian Personal and Commercial Banking of $30 million.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Reported net income of $7,896 million decreased $2,862 million, or 27%, compared with the same period last year. The decrease primarily reflects higher non-interest
expenses, higher PCL, the Stanford litigation settlement, recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, higher insurance claims and related expenses, and higher acquisition and integration-related charges, including winddown costs of the terminated First Horizon transaction, partially offset by higher revenues. Adjusted net income was $11,638 million, an increase of $278 million, or 2%.
By segment, the decrease in reported net income reflects decreases in the Corporate segment of $2,668 million, in Wholesale Banking of $311 million, and in Wealth Management and Insurance of $262 million, partially offset by increases in U.S. Retail of $234 million and in Canadian Personal and Commercial Banking of $145 million.

6	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 11

Net Interest Income
Quarterly comparison – Q3 2023 vs. Q3 2022
Reported net interest income for the quarter was $7,289 million, an increase of $245 million, or 3%, compared with the third quarter last year primarily reflecting margin growth in the personal and commercial banking businesses and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking. On an adjusted basis, net interest income was $7,364 million, an increase of $363 million, or 5%.
By segment, the increase in reported net interest income reflects increases in U.S. Retail of $426 million, in Canadian Personal and Commercial Banking of $372 million, and in Wealth Management and Insurance of $7 million, partially offset by decreases in Wholesale Banking of $516 million and in the Corporate segment of $44 million.
Quarterly comparison – Q3 2023 vs. Q2 2023
Reported net interest income for the quarter decreased $139 million, or 2%, compared with the prior quarter, primarily reflecting lower net interest income in Wholesale Banking, the impact of foreign exchange translation, and a decrease in margin in the personal and commercial banking businesses, partially offset by the impact of fewer days in the prior quarter and a lower net loss from mitigation of interest rate volatility to closing capital related to the First Horizon transaction. On an adjusted basis, net interest income decreased $246 million, or 3%.
By segment, the decrease in reported net interest income reflects decreases in Wholesale Banking of $228 million, in U.S. Retail of $155 million, and in Wealth Management and Insurance of $2 million, partially offset by increases in Canadian Personal and Commercial Banking of $194 million and in the Corporate segment of $52 million.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Reported net interest income was $22,450 million, an increase of $2,727 million, or 14%, compared with the same period last year, primarily reflecting margin and volume growth in the personal and commercial banking businesses and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking. On an adjusted basis, net interest income was $22,836 million, an increase of $3,156 million, or 16%.
By segment, the increase in reported net interest income reflects increases in U.S. Retail of $2,435 million, in Canadian Personal and Commercial Banking of $1,479 million, and in Wealth Management and Insurance of $122 million, partially offset by decreases in Wholesale Banking of $961 million and in the Corporate segment of $348 million.
Non-Interest
Income
Quarterly comparison – Q3 2023 vs. Q3 2022
Reported
non-interest
income for the quarter was $5,490 million, an increase of $1,609 million, or 41%, compared with the third quarter last year, primarily reflecting higher trading-related revenues in Wholesale Banking, a lower net loss from mitigation of interest rate volatility to closing capital related to the First Horizon transaction, and higher equity commissions and underwriting fees, and markdowns in certain loan underwriting commitments in the prior year in Wholesale Banking. On an adjusted basis, non-interest
income was $5,649 million, an increase of $1,047 million, or 23%.
By segment, the increase in reported
non-interest
income reflects increases in Wholesale Banking of $1,008 million, in the Corporate segment of $651 million, and in Wealth Management and Insurance of $12 million, partially offset by a decrease in Canadian Personal and Commercial Banking of $62 million. U.S. Retail non-interest
income was flat compared with the third quarter last year.
Quarterly comparison – Q3 2023 vs. Q2 2023
Reported
non-interest
income for the quarter increased $552 million, or 11%, compared with the prior quarter, primarily reflecting higher trading-related revenues in Wholesale Banking and higher revenue from treasury and balance sheet management activities, partially offset by lower advisory fees in Wholesale Banking and a larger net loss from mitigation of interest rate volatility to closing capital related to the First Horizon transaction. Adjusted non-interest
income increased $720 million, or 15%.
By segment, the increase in reported
non-interest
income reflects increases in Wholesale Banking of $379 million, in U.S. Retail of $90 million, in the Corporate segment of $65 million, and in Wealth Management and Insurance of $46 million, partially offset by a decrease in Canadian Personal and Commercial Banking of $28 million.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Reported
non-interest
income was $14,921 million, an increase of $1,175 million, or 9%, compared with the same period last year, primarily reflecting higher trading-related revenues, equity commissions and advisory fees in Wholesale Banking, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by a larger net loss from mitigation of interest rate volatility to closing capital related to the First Horizon transaction and lower transaction and fee-based
revenue in the wealth business. Adjusted
non-interest
income was $15,818 million, an increase of $1,575 million, or 11%.
By segment, the increase in reported
non-interest
income reflects increases in Wholesale Banking of $1,619 million and in Wealth Management and Insurance of $65 million, partially offset by decreases in U.S. Retail of $381 million, in the Corporate segment of $80 million and in Canadian Personal and Commercial Banking of $48 million.
Provision for Credit Losses
Quarterly comparison – Q3 2023 vs. Q3 2022
PCL for the quarter was $766 million, an increase of $415 million compared with the third quarter last year. PCL – impaired was $663 million, an increase of $323 million, or 95%, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $103 million, an increase of $92 million. The provisions this quarter were largely recorded in the Canadian consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL for the quarter as an annualized percentage of credit volume was 0.35%.
By segment, PCL was higher by $209 million in Canadian Personal and Commercial Banking, by $142 million in U.S. Retail, and by $64 million in the Corporate segment.
Quarterly comparison – Q3 2023 vs. Q2 2023
PCL increased by $167 million compared with the prior quarter. PCL – impaired increased by $112 million, or 20%, largely recorded in the commercial lending portfolios primarily reflecting a few impairments across various industries. PCL – performing was $103 million, an increase of $55 million. The provisions this quarter were largely recorded in the Canadian consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL for the quarter as an annualized percentage of credit volume was 0.35%.
By segment, PCL was higher by $132 million in Canadian Personal and Commercial Banking, by $59 million in U.S. Retail, by $13 million in Wholesale Banking, and lower by $36 million in the Corporate segment and by $1 million in Wealth Management and Insurance.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 12

Year-to-date
comparison – Q3 2023 vs. Q3 2022
PCL was $2,055 million, an increase of $1,605 million compared with the same period last year. PCL – impaired was $1,767 million, an increase of $784 million, reflecting some normalization of credit performance. PCL – performing was $288 million, compared with a recovery of $533 million last year. This year’s provisions were largely recorded in the Canadian consumer lending portfolios, reflecting credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.32%.
By segment, PCL was higher in Canadian Personal and Commercial Banking by $691 million, in U.S. Retail by $529 million, in the Corporate segment by $327 million, and in Wholesale Banking by $58 million.

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Personal and Commercial Banking	$285	$234	$142	$739	$455
U.S. Retail	259	186	135	657	356
Wealth Management and Insurance	–	1	–	1	–
Wholesale Banking	10	5	–	16	(5)

Corporate 2	109	125	63	354	177
Total provision for (recovery of) credit losses – Stage 3	663	551	340	1,767	983
Provision for (recovery of) credit losses – Stage 1 and Stage 2 performing
Canadian Personal and Commercial Banking	94	13	28	214	(193)
U.S. Retail	(10)	4	(28)	(18)	(246)
Wealth Management and Insurance	–	–	–	–	1
Wholesale Banking	15	7	25	53	16

Corporate 2	4	24	(14)	39	(111)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	103	48	11	288	(533)
Total provision for (recovery of) credit losses	$766	$599	$351	$2,055	$450

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance claims and related expenses
Quarterly comparison – Q3 2023 vs. Q3 2022
Insurance claims and related expenses for the quarter were $923 million, an increase of $94 million, or 11%, compared with the third quarter last year, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income.
Quarterly comparison – Q3 2023 vs. Q2 2023
Insurance claims and related expenses for the quarter increased $119 million, or 15%, compared with the prior quarter, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Insurance claims and related expenses were $2,703 million, an increase of $526 million, or 24%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, more severe weather-related events, increased driving activity and claims severity.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q3 2023 vs. Q3 2022
Reported
non-interest
expenses were $7,582 million, an increase of $1,486 million, or 24%, compared with the third quarter last year, primarily reflecting higher employee-related expenses, the payment related to the termination of the First Horizon transaction, higher acquisition and integration-related charges, including winddown costs of the terminated First Horizon transaction, and higher spend supporting business growth. On an adjusted basis, non-interest
expenses were $6,953 million, an increase of $920 million, or 15%.
By segment, the increase in reported
non-interest
expenses reflects increases in Wholesale Banking of $556 million, in the Corporate segment of $533 million, in U.S. Retail of $289 million, in Canadian Personal and Commercial Banking of $88 million, and in Wealth Management and Insurance of $20 million.
The Bank’s reported efficiency ratio was 59.3%, compared to 55.8% in the third quarter last year. The Bank’s adjusted efficiency ratio was 53.4%, compared with 52.0% in the third quarter last year.
Quarterly comparison – Q3 2023 vs. Q2 2023
Reported
non-interest
expenses increased $595 million, or 9%, compared with the prior quarter, primarily reflecting the payment related to the termination of the First Horizon transaction. Adjusted non-interest
expenses increased $260 million, or 4%, compared with the prior quarter, primarily reflecting a litigation settlement during the quarter, higher employee-related expenses, and higher spend supporting business growth.
By segment, the increase in reported
non-interest
expenses reflects increases in the Corporate segment of $587 million, in Wholesale Banking of $58 million, and in Wealth Management and Insurance of $4 million, partially offset by decreases in U.S. Retail of $46 million and in Canadian Personal and Commercial Banking of $8 million.
The Bank’s reported efficiency ratio was 59.3%, compared with 56.5% in the prior quarter. The Bank’s adjusted efficiency ratio was 53.4%, compared with 53.4% in the prior quarter.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Reported
non-interest
expenses of $22,885 million increased $4,789 million, or 26%, compared with the same period last year, primarily reflecting the Stanford litigation settlement, higher employee-related expenses, higher acquisition and integration-related charges, including winddown costs of the terminated First Horizon transaction, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $20,187 million, an increase of $2,258 million, or 13%.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 13

By segment, the increase in reported
non-interest
expenses reflects increases in the Corporate segment of $2,099 million, in U.S. Retail of $1,181 million, in Wholesale Banking of $1,088 million, in Canadian Personal and Commercial Banking of $406 million, and in Wealth Management and Insurance of $15 million.
The Bank’s reported efficiency ratio was 61.2%, compared with 54.1% in the same period last year. The Bank’s adjusted efficiency ratio was 52.2%, compared with 52.9% in the same period last year.
Income Taxes
The Bank’s effective income tax rate on a reported basis was 20.7% for the current quarter, compared with 19.3% in the third quarter last year and
21.8% in the prior quarter. The year-over-year increase primarily reflects the impact of the termination of the First Horizon merger agreement, higher favourable tax adjustments in the prior year and an increase in the Canadian income tax rate, partially offset by the impact of business mix and the current quarter recognition of historical tax losses at a higher Canadian tax rate. The quarter-over-quarter decrease primarily reflects lower pre-tax
income, business mix, the current quarter recognition of historical tax losses at a higher Canadian tax rate and favourable tax adjustments, partially offset by the impact of the termination of the First Horizon merger agreement.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 19.9% for the current quarter, compared with 20.3% in the third quarter last year and 21.9% in the prior quarter. The year-over-year decrease primarily reflects the impact of business mix and the current quarter recognition of historical tax losses at a higher Canadian tax rate, partially offset by higher favourable tax adjustments in the prior year and the increase in the Canadian income tax rate. The quarter-over-quarter decrease primarily reflects lower pre-tax
income, business mix, the current quarter recognition of historical tax losses at a higher Canadian tax rate and favourable tax adjustments.

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31 2023		April 30 2023		July 31 2022		July 31 2023		July 31 2022
Income taxes at Canadian statutory income tax rate	$973	27.7%	$1,104	27.8%	$958	26.3%	$2,700	27.7%	$3,347	26.3%
Increase (decrease) resulting from:
Dividends received	(28)	(0.8)	(26)	(0.7)	(30)	(0.8)	(81)	(0.8)	(95)	(0.7)
Rate differentials on international operations 1	(267)	(7.6)	(217)	(5.5)	(235)	(6.4)	(711)	(7.3)	(594)	(4.7)

Other	49	1.4	5	0.2	10	0.2	632	6.5	31	0.2
Provision for income taxes and effective income tax rate – reported	$727	20.7%	$866	21.8%	$703	19.3%	$2,540	26.1%	$2,689	21.1%
Total adjustments for items of note	141		108		189		370		159
Provision for income taxes and effective income tax rate – adjusted	$868	19.9%	$974	21.9%	$892	20.3%	$2,910	21.2%	$2,848	21.3%

1	These amounts reflect tax credits as well as international business mix.
Budgetary Tax Measures
The Canadian Federal budget presented on March 28, 2023 (“the Budget”) proposed to introduce tax measures that could impact the Bank. On June 22, 2023,
Bill C-47,
Budget Implementation Act, 2023
, No. 1, received Royal Assent. This bill enacted one of the proposed tax measures by amending the definition of a “financial service” such that payment card clearing services rendered by a payment card network operator are subject to GST/HST. The legislation was retrospective and resulted in a charge to non-interest income of $57 million, recognized in the third quarter of 2023.
On August 4, 2023, draft legislative proposals were released for public comment relating to other Budget measures, including a 2% tax on the net value of share repurchases by public corporations in Canada and draft legislative proposals relating to the implementation of a global minimum tax initiated by the Organisation for Economic Co-operation and Development (Pillar Two). The proposal is that the Pillar Two rules will take effect for fiscal years that begin on or after December 31, 2023, which will be November 1, 2024 for the Bank. We expect additional draft legislative proposals to be issued shortly that will deny financial institutions a deduction in respect of dividends received on certain shares of other corporations resident in Canada. The Bank is participating actively in the public comment process on these and other tax proposals that may impact the Bank and the broader Canadian economy.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 14

ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track to slow in calendar 2023, but to a lesser extent than anticipated in the previous quarter. As a result, inflation rates across the
G-7
have stayed elevated, and central banks have raised interest rates further. The lagged impact of cumulative interest rate hikes is expected to be the primary influence dampening economic growth and returning inflation closer to the target ranges of the various regions by the end of 2024. The impact of bank failures in the U.S. earlier this year has had a more modest impact than initially anticipated.
The U.S. economy expanded by 2.4% annualized in the second calendar quarter of 2023. Underlying domestic demand grew at a healthy 2.3% pace, as business investment accelerated after a soft performance in the first calendar quarter. Consumer spending slowed, while real income growth improved alongside lower inflation. Housing activity continued to weigh on economic growth, as a modest improvement in new home construction was not enough to outweigh weakness in the resale market.
As of July, the U.S. job market was still tight with the unemployment rate at 3.5% in July, close to its multi-decade low. However, there are signs that demand for workers is cooling, as evidenced by both slower trend growth in payrolls and gradually declining job openings. Helped by lower gasoline prices, inflation metrics have been moderating in recent months. Underlying services prices, which have been a source of persistent price pressure, have also started to cool. Nonetheless, inflation remains well above the U.S. Federal Reserve’s 2% target and the central bank remains highly attentive to upside inflation risks.
TD Economics expects the federal funds rate will remain at its current range of
5.25-5.50%
through the end of calendar 2023. However, the economic environment remains fluid. The central bank could embark on additional interest rate hikes if a further cooling in the labour market and inflation do not materialize in line with its expectations. Given the steep rise in interest rates over the past year, the trend towards tighter U.S. credit conditions and the likelihood of rolling periods of financial stress related to risk factors, the probability of a recession stateside remains elevated.
The Canadian economy recorded a solid 3.1% annualized rate of expansion in the first calendar quarter of 2023, reflecting a rebound from a soft showing registered in the fourth calendar quarter of 2022. Despite the financial impact of rising interest costs on highly indebted households, consumer spending was strong, supported by population growth, strong job market conditions, excess savings and increased government supports. The housing sector remained a drag on economic growth in the first calendar quarter but has since shown signs of stabilization.
Canadian inflation has moderated, although progress on core inflation metrics has been slow. The trend rate of job growth has slowed below that of the labour force, pushing the unemployment rate higher. TD Economics expects the unemployment rate to continue to move higher in the months ahead. That is expected to contribute to a downturn in consumer spending through the first half of 2024. Given the uncertainty surrounding the impact of substantial interest rate hikes on highly indebted Canadian households, the risk of recession also remains elevated in Canada.
The Bank of Canada raised the overnight interest rate in July to 5.00%, and expressed concern about the persistence of underlying inflation. The incoming economic data will determine whether more interest rate hikes will be required in Canada to bring inflation down to the 2% target. The Canadian dollar is expected to hover around the 75 U.S. cent mark in calendar 2023.

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent pre-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $40 million, compared with $40 million in the prior quarter and $41 million in the third quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$3,571	$3,377	$3,199	$10,487	$9,008

Non-interest income	999	1,027	1,061	3,076	3,124
Total revenue	4,570	4,404	4,260	13,563	12,132
Provision for (recovery of) credit losses – impaired	285	234	142	739	455

Provision for (recovery of) credit losses – performing	94	13	28	214	(193)
Total provision for (recovery of) credit losses	379	247	170	953	262
Non-interest expenses	1,895	1,903	1,807	5,661	5,255

Provision for (recovery of) income taxes	641	629	605	1,940	1,751
Net income	$1,655	$1,625	$1,678	$5,009	$4,864
Selected volumes and ratios
Return on common equity 1	35.4%	37.4%	42.3%	37.5%	42.4%
Net interest margin (including on securitized assets) 2	2.74	2.74	2.59	2.76	2.52

Efficiency ratio	41.5	43.2	42.4	41.7	43.3
Number of Canadian retail branches	1,060	1,060	1,060	1,060	1,060

Average number of full-time equivalent staff	29,172	28,797	28,944	28,925	28,324

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 15

Quarterly comparison – Q3 2023 vs. Q3 2022
Canadian Personal and Commercial Banking net income for the quarter was $1,655 million, a decrease of $23 million, or 1%, compared with the third quarter last year, reflecting higher PCL and non-interest
expenses, partially offset by revenue growth. The annualized ROE for the quarter was 35.4%, compared with 42.3% in the third quarter last year.
Revenue for the quarter was $4,570 million, an increase of $310 million, or 7%, compared with the third quarter last year.
Net interest income was $3,571 million, an increase of $372 million, or 12%, compared with the third quarter last year, reflecting volume growth and higher margins. Average loan volumes increased $29 billion, or 6%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $6 billion, or 1%, reflecting 6% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.74%, an increase of 15 basis points (bps), primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $999 million, a decrease of $62 million, or 6%, compared with the third quarter last year, primarily reflecting a prior years’ adjustment.
PCL was $379 million, an increase of $209 million, compared with the third quarter last year. PCL – impaired for the quarter was $285 million, an increase of $143 million, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $94 million, an increase of $66 million. The provisions this quarter were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 15 bps compared with the third quarter last year.
Non-interest
expenses for the quarter were $1,895 million, an increase of $88 million, or 5%, compared with the third quarter last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses.
The efficiency ratio for the quarter was 41.5%, compared with 42.4% in the third quarter last year.
Quarterly comparison – Q3 2023 vs. Q2 2023
Canadian Personal and Commercial Banking net income for the quarter was $1,655 million, an increase of $30 million, or 2%, compared with the prior quarter, reflecting higher revenue, partially offset by higher PCL. The annualized ROE for the quarter was 35.4%, compared with 37.4%, in the prior quarter.
Revenue increased $166 million, or 4%, compared with the prior quarter. Net interest income increased $194 million, or 6%, largely reflecting the effect of more days in the third quarter and volume growth. Average loan volumes increased $12 billion, or 2%, reflecting 2% growth in both personal loans and business loans. Average deposit volumes increased $2 billion, or 1%, reflecting 1% growth in both personal deposits and business deposits. Net interest margin was 2.74%, flat to the prior quarter.
Non-interest
income decreased $28 million, or 3%, compared with the prior quarter, primarily reflecting a prior years’ adjustment.
PCL increased by $132 million compared with the prior quarter. PCL – impaired increased by $51 million, or 22%, largely recorded in the commercial lending portfolios, primarily reflecting a few impairments across various industries. PCL – performing was $94 million, an increase of $81 million. The provisions this quarter were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 9 bps.
Non-interest
expenses decreased $8 million, relatively flat compared with the prior quarter.
The efficiency ratio was 41.5%, compared with 43.2%, in the prior quarter.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2023, was $5,009 million, an increase of $145 million, or 3%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest
expenses. The annualized ROE for the period was 37.5%, compared with 42.4%, in the same period last year.
Revenue for the period was $13,563 million, an increase of $1,431 million, or 12%, compared with the same period last year. Net interest income was $10,487 million, an increase of $1,479 million, or 16% compared with the same period last year, reflecting higher margins and volume growth. Average loan volumes increased $32 billion, or 7%, reflecting 5% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $10 billion, or 2%, reflecting 7% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.76%, an increase of 24 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $3,076 million, a decrease of $48 million, or 2%, compared with the same period last year, primarily reflecting a prior years’ adjustment.
PCL was $953 million, an increase of $691 million, compared with the same period last year. PCL – impaired was $739 million, an increase of $284 million, or 62%, reflecting some normalization of credit performance in the consumer lending portfolios and credit migration in the commercial lending portfolios. PCL – performing was $214 million, compared with a recovery of $193 million in the prior year. This year’s provisions were largely recorded in the consumer lending portfolios, reflecting current credit conditions and volume growth. Total PCL as an annualized percentage of credit volume was 0.24%, an increase of 17 bps.
Non-interest
expenses were $5,661 million, an increase of $406 million, or 8%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and higher employee-related expenses, and higher non-credit
provisions.
The efficiency ratio was 41.7%, compared with 43.3%, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 16

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$2,879	$3,034	$2,453	$9,082	$6,647

Non-interest income – reported	648	558	648	1,802	2,183
Non-interest income – adjusted 1,2	648	558	648	1,802	1,959
Total revenue – reported	3,527	3,592	3,101	10,884	8,830
Total revenue – adjusted 1	3,527	3,592	3,101	10,884	8,606
Provision for (recovery of) credit losses – impaired	259	186	135	657	356

Provision for (recovery of) credit losses – performing	(10)	4	(28)	(18)	(246)
Total provision for (recovery of) credit losses	249	190	107	639	110
Non-interest expenses – reported	2,004	2,050	1,715	6,125	4,944
Non-interest expenses – adjusted 1,3	1,920	1,896	1,686	5,781	4,915
Provision for (recovery of) income taxes – reported	151	190	126	547	460

Provision for (recovery of) income taxes – adjusted 1	172	228	133	632	412
U.S. Retail Bank net income – reported	1,123	1,162	1,153	3,573	3,316

U.S. Retail Bank net income – adjusted 1	1,186	1,278	1,175	3,832	3,169

Share of net income from investment in Schwab 4,5	191	250	289	742	765
Net income – reported	$1,314	$1,412	$1,442	$4,315	$4,081
Net income – adjusted 1	1,377	1,528	1,464	4,574	3,934

U.S. Dollars
Net interest income	$2,157	$2,241	$1,905	$6,747	$5,217
Non-interest income – reported	485	413	504	1,340	1,716

Non-interest income – adjusted 1,2	485	413	504	1,340	1,539
Total revenue – reported	2,642	2,654	2,409	8,087	6,933
Total revenue – adjusted 1	2,642	2,654	2,409	8,087	6,756
Provision for (recovery of) credit losses – impaired	193	137	105	488	279

Provision for (recovery of) credit losses – performing	(8)	3	(22)	(14)	(194)
Total provision for (recovery of) credit losses	185	140	83	474	85
Non-interest expenses – reported	1,502	1,514	1,332	4,551	3,882
Non-interest expenses – adjusted 1,3	1,439	1,401	1,310	4,297	3,860
Provision for (recovery of) income taxes – reported	113	141	98	406	362

Provision for (recovery of) income taxes – adjusted 1	128	169	103	468	323
U.S. Retail Bank net income – reported	842	859	896	2,656	2,604

U.S. Retail Bank net income – adjusted 1	890	944	913	2,848	2,488

Share of net income from investment in Schwab 4,5	142	185	226	549	603
Net income – reported	$984	$1,044	$1,122	$3,205	$3,207
Net income – adjusted 1	1,032	1,129	1,139	3,397	3,091

Selected volumes and ratios
Return on common equity – reported 6	12.7%	14.1%	14.8%	14.1%	13.9%
Return on common equity – adjusted 1,6	13.3	15.3	15.0	15.0	13.4
Net interest margin 1,7	3.00	3.25	2.62	3.18	2.35
Efficiency ratio – reported	56.9	57.0	55.3	56.3	56.0

Efficiency ratio – adjusted 1	54.5	52.8	54.4	53.1	57.1
Assets under administration (billions of U.S. dollars) 8	$36	$36	$32	$36	$32

Assets under management (billions of U.S. dollars) 8	37	35	36	37	36
Number of U.S. retail stores	1,171	1,164	1,158	1,171	1,158

Average number of full-time equivalent staff	28,485	28,510	25,968	28,227	25,419

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	Adjusted non-interest income excludes an insurance recovery related to litigation – Q2 2022: $224 million (US$177 million) or $169 million (US$133 million) after-tax.
3
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges for the terminated First Horizon transaction including winddown costs – Q3 2023: $84 million or US$63 million ($63 million or US$48 million after-tax);
Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax);
Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax);
Q3 2022: $29 million or US$22 million ($22 million or US$17 million after-tax).

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements for further details.
5
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

6	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in the prior year.
7
Net interest margin is calculated by dividing net interest income by average interest-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures.

8	For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 17

Quarterly comparison – Q3 2023 vs. Q3 2022
U.S. Retail reported net income for the quarter was $1,314 million (US$984 million), a decrease of $128 million (US$138 million), or 9% (12% in U.S. dollars), compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,377 million (US$1,032 million), a decrease of $87 million (US$107 million), or 6% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 12.7% and 13.3%, respectively, compared with 14.8% and 15.0%, respectively, in the third quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $191 million (US$142 million), a decrease of $98 million (US$84 million), or 34% (37% in U.S. dollars), reflecting lower net interest income, lower bank deposit fees and trading revenue, and higher expenses, partially offset by an increase in asset management fees.
U.S. Retail Bank reported net income was $1,123 million (US$842 million), a decrease of $30 million (US$54 million), or 3% (6% in U.S. dollars), compared with the third quarter last year, primarily reflecting higher non-interest
expenses including acquisition and integration-related charges for the terminated First Horizon transaction and higher PCL, partially offset by higher revenue. U.S. Retail Bank adjusted net income was $1,186 million (US$890 million), an increase of $11 million, or 1% (a decrease of US$23 million or 3%), compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest
expenses and higher PCL.
Revenue for the quarter was US$2,642 million, an increase of US$233 million, or 10%, compared with the third quarter last year. Net interest income of US$2,157 million, increased US$252 million, or 13%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margins on loans. Net interest margin of 3.00%, increased 38 bps, as higher margins on deposits reflecting the rising rate environment was partially offset by lower margins on loans.
Non-interest
income of US$485 million decreased US$19 million, or 4%, compared with the third quarter last year, primarily reflecting lower overdraft fees, partially offset by fee income growth from increased customer activity.
Average loan volumes increased US$17 billion, or 10%, compared with the third quarter last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 9%, reflecting good originations from new customer growth and slower payment rates, partially offset by a decline in Paycheck Protection Program (PPP) loan volumes. Average deposit volumes decreased US$54 billion, or 14%, reflecting a 5% decrease in personal deposit volumes, a 6% decrease in business deposits, and a 28% decrease in sweep deposits.
Assets under administration (AUA) were US$36 billion as at July 31, 2023, an increase of US$4 billion, or 13%, compared with the third quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$37 billion as at July 31, 2023, an increase of US$1 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by net asset outflows.
PCL for the quarter was US$185 million, an increase of US$102 million compared with the third quarter last year. PCL – impaired was US$193 million, an increase of US$88 million, or 84%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$8 million, compared with a recovery of US$22 million in the third quarter last year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.41%, an increase of 21 bps, compared with the third quarter last year.
Reported
non-interest
expenses for the quarter were US$1,502 million, an increase of US$170 million, or 13%, compared with the third quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the terminated First Horizon transaction, and higher investments in the business. On an adjusted basis, non-interest
expenses increased US$129 million, or 10%.
The reported and adjusted efficiency ratios for the quarter were 56.9% and 54.5%, respectively, compared with 55.3% and 54.4%, respectively, in the third quarter last year.
Quarterly comparison – Q3 2023 vs. Q2 2023
U.S. Retail reported net income of $1,314 million (US$984 million), decreased $98 million (US$60 million), or 7% (6% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,377 million (US$1,032 million), a decrease of $151 million (US$97 million), or 10% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 12.7% and 13.3%, respectively, compared with 14.1% and 15.3%, respectively, in the prior quarter.
The contribution from Schwab of $191 million (US$142 million) decreased $59 million (US$43 million), or 24% (23% in U.S. dollars), reflecting lower net interest income and lower trading revenue, partially offset by an increase in asset management and bank deposit account fees and lower expenses.
U.S. Retail Bank reported net income was $1,123 million (US$842 million), a decrease of $39 million (US$17 million), or 3% (2% in U.S. dollars), compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest
expenses including acquisition and integration-related charges for the terminated First Horizon transaction. U.S. Retail Bank adjusted net income was $1,186 million (US$890 million), a decrease of $92 million (US$54 million), or 7% (6% in U.S. dollars), reflecting lower revenue, higher PCL, and higher non-interest
expenses.
Revenue decreased US$12 million, relatively flat compared with the prior quarter. Net interest income of US$2,157 million decreased US$84 million, or 4%, primarily reflecting lower deposit margins as a result of higher deposit costs and lower deposit volumes. Net interest margin of 3.00% decreased 25 bps quarter over quarter due to lower margins on deposits reflecting higher deposit costs and deposit mix shift.
Non-interest
income of US$485 million increased US$72 million, or 17%, primarily reflecting fee income growth from increased customer activity and losses from the disposition of certain investments in the prior quarter.
Average loan volumes increased US$4 billion, or 2%, compared with the prior quarter. Personal loans increased 3%, reflecting good originations and slower payment rates across portfolios. Business loans increased 2%, reflecting good originations from new customer growth and slower payment rates. Average deposit volumes decreased US$11 billion, or 3%, compared with the prior quarter, reflecting a 2% decrease in personal deposit volumes, a 1% decrease in business deposits, and a 6% decrease in sweep deposits.
AUA were US$36 billion, flat compared with the prior quarter. AUM were US$37 billion, an increase of US$2 billion, or 6%, compared with the prior quarter, reflecting market appreciation, partially offset by net asset outflows.
PCL increased by US$45 million compared with the prior quarter. PCL – impaired increased US$56 million, or 41%, primarily reflecting a few impairments across various industries. PCL – performing was a recovery of US$8 million, compared with a build of US$3 million in the prior quarter. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.41%, an increase of 8 bps.
Reported
non-interest
expenses for the quarter were US$1,502 million, a decrease of US$12 million, or 1%, compared to the prior quarter, reflecting lower acquisition and integration-related charges for the terminated First Horizon transaction, partially offset by higher employee-related expenses and investments in the business. On an adjusted basis, non-interest
expenses increased US$38 million, or 3%.
The reported and adjusted efficiency ratios for the quarter were 56.9% and 54.5%, respectively, compared with 57.0% and 52.8%, respectively, in the prior quarter.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
U.S. Retail reported net income for the nine months ended July 31, 2023 was $4,315 million (US$3,205 million), an increase of $234 million, or 6% (a decrease of US$2 million, relatively flat), compared with the same period last year. On an adjusted basis, net income for the period was $4,574 million (US$3,397 million), an increase of $640 million (US$306 million), or 16% (10% in U.S. dollars). The reported and adjusted annualized ROE for the period were 14.1% and 15.0%, respectively, compared with 13.9% and 13.4%, respectively, in the same period last year.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 18

The contribution from Schwab of $742 million (US$549 million), decreased $23 million (US$54 million), or 3% (9% in U.S. dollars), reflecting lower trading revenue and bank deposit account fees as well as higher expenses, partially offset by higher net interest income and asset management fees.
U.S. Retail Bank reported net income for the period was US$2,656 million, an increase of US$52 million, or 2%, compared with the same period last year, reflecting higher revenue, largely offset by non-interest
expenses including acquisition and integration-related charges for the terminated First Horizon transaction and higher PCL. U.S. Retail Bank adjusted net income was US$2,848 million, an increase of US$360 million, or 14%.
Reported revenue for the period was US$8,087 million, an increase of US$1,154 million, or 17%, compared with the same period last year. On an adjusted basis, revenue increased US$1,331 million, or 20%. Net interest income increased US$1,530 million, or 29%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margins on loans. Net interest margin was 3.18%, an increase of 83 bps, as higher margins on deposits reflecting the rising rate environment was partially offset by lower margins on loans. Reported non-interest
income decreased US$376 million, or 22%, primarily reflecting lower overdraft fees and an insurance recovery related to litigation in the prior period. On an adjusted basis, non-interest
income decreased US$199 million, or 13%, primarily due to lower overdraft fees.
Average loan volumes increased US$16 billion, or 10%, compared with the same period last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 8%, reflecting good originations from new customer growth and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 10%. Average deposit volumes decreased US$41 billion, or 11%, reflecting a 3% decrease in personal deposit volumes, a 5% decrease in business deposits, and a 22% decrease in sweep deposits.
PCL was US$474 million, an increase of US$389 million compared with the same period last year. PCL – impaired was US$488 million, an increase of US$209 million, or 75%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$14 million, compared with a recovery of US$194 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.36%, an increase of 29 bps.
Reported
non-interest
expenses for the period were US$4,551 million, an increase of US$669 million, or 17%, compared with the same period last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the terminated First Horizon transaction, and higher investments in the business. On an adjusted basis, non-interest
expenses increased US$437 million, or 11%.
The reported and adjusted efficiency ratios for the quarter were 56.3% and 53.1%, respectively, compared with 56.0% and 57.1%, respectively, for the same period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s third quarter 2023 Interim Consolidated Financial Statements for further information on Schwab.

TABLE 13:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income	$256	$258	$249	$795	$673

Non-interest income	2,523	2,477	2,511	7,621	7,556
Total revenue	2,779	2,735	2,760	8,416	8,229
Provision for (recovery of) credit losses – impaired	–	1	–	1	–

Provision for (recovery of) credit losses – performing	–	–	–	–	1
Total provision for (recovery of) credit losses	–	1	–	1	1
Insurance claims and related expenses	923	804	829	2,703	2,177
Non-interest expenses	1,170	1,166	1,150	3,518	3,503

Provision for (recovery of) income taxes	182	201	206	577	669

Net income	$504	$563	$575	$1,617	$1,879

Selected volumes and ratios
Return on common equity 1	35.3%	42.6%	44.6%	39.6%	49.2%

Efficiency ratio	42.1	42.6	41.7	41.8	42.6
Assets under administration (billions of Canadian dollars) 2	$559	$549	$526	$559	$526

Assets under management (billions of Canadian dollars)	421	422	408	421	408

Average number of full-time equivalent staff	15,892	16,345	16,092	16,175	15,576

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023, compared with 10.5% in the prior year.
2	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q3 2023 vs. Q3 2022
Wealth Management and Insurance net income for the quarter was $504 million, a decrease of $71 million, or 12%, compared with the third quarter last year, reflecting higher insurance claims and related expenses. The annualized ROE for the quarter was 35.3%, compared with 44.6% in the third quarter last year.
Revenue for the quarter was $2,779 million, an increase of $19 million, or 1%, compared with the third quarter last year.
Non-interest
income was $2,523 million, an increase of $12 million, relatively flat, reflecting higher volumes in the insurance business and higher fee-based
revenue in the wealth management business, offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction revenue in the wealth management business. Net interest income was $256 million, an increase of $7 million, or 3%, compared with the third quarter last year, reflecting higher investment income in the insurance business.
AUA were $559 billion as at July 31, 2023, an increase of $33 billion, or 6%, compared with the third quarter last year, reflecting market appreciation and net asset growth. AUM were $421 billion as at July 31, 2023, an increase of $13 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by mutual fund redemptions.
Insurance claims and related expenses for the quarter were $923 million, an increase of $94 million, or 11%, compared with the third quarter last year, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income.
Non-interest
expenses for the quarter were $1,170 million, an increase of $20 million, or 2%, compared with the third quarter last year, reflecting higher spend supporting business growth including technology costs and employee-related expenses.
The efficiency ratio for the quarter was 42.1%, compared with 41.7% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 19

Quarterly comparison – Q3 2023 vs. Q2 2023
Wealth Management and Insurance net income for the quarter was $504 million, a decrease of $59 million, or 10%, compared with the prior quarter, reflecting higher insurance claims and related expenses. The annualized ROE for the quarter was 35.3%, compared with 42.6%, in the prior quarter.
Revenue increased $44 million, or 2%, compared with the prior quarter.
Non-interest
income increased $46 million, or 2%, reflecting higher volumes in the insurance business, and higher fee-based
and transaction revenue in the wealth management business, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims. Net interest income decreased $2 million, or 1%.
AUA increased $10 billion, or 2%, compared with the prior quarter, reflecting market appreciation and net asset growth. AUM decreased $1 billion, relatively flat compared with the prior quarter.
Insurance claims and related expenses for the quarter increased $119 million, or 15%, compared with the prior quarter, reflecting more severe weather-related events, increased driving activity and claims severity, partially offset by the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income.
Non-interest
expenses increased $4 million, relatively flat compared with the prior quarter.
The efficiency ratio for the quarter was 42.1%, compared with 42.6% in the prior quarter.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Wealth Management and Insurance net income for the nine months ended July 31, 2023, was $1,617 million, a decrease of $262 million, or 14%, compared with same period last year, primarily reflecting lower earnings in the wealth management business. The annualized ROE for the period was 39.6%, compared with 49.2%, in the same period last year.
Revenue for the period was $8,416 million, an increase of $187 million, or 2%, compared with same period last year. Net interest income increased $122 million, or 18%, primarily reflecting higher investment income in the insurance business.
Non-interest
income increased $65 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher volumes in the insurance business, partially offset by lower transaction and fee-based
revenue in the wealth management business.
Insurance claims and related expenses were $2,703 million, an increase of $526 million, or 24%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, more severe weather-related events, increased driving activity and claims severity.
Non-interest
expenses were $3,518 million, an increase of $15 million, relatively flat compared with the same period last year.
The efficiency ratio for the period was 41.8%, compared with 42.6% for the same period last year.

TABLE 14:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net interest income (TEB)	$270	$498	$786	$1,293	$2,254

Non-interest income	1,298	919	290	3,037	1,418
Total revenue	1,568	1,417	1,076	4,330	3,672
Provision for (recovery of) credit losses – impaired	10	5	–	16	(5)

Provision for (recovery of) credit losses – performing	15	7	25	53	16
Total provision for (recovery of) credit losses	25	12	25	69	11
Non-interest expenses – reported	1,247	1,189	691	3,319	2,231
Non-interest expenses – adjusted 1,2	1,104	1,116	691	3,082	2,231
Provision for (recovery of) income taxes (TEB) – reported	24	66	89	189	366

Provision for (recovery of) income taxes (TEB) – adjusted 1	62	76	89	242	366
Net income – reported	$272	$150	$271	$753	$1,064

Net income – adjusted 1	377	213	271	937	1,064

Selected volumes and ratios
Trading-related revenue (TEB) 3	$626	$482	$547	$1,770	$1,953
Average gross lending portfolio (billions of Canadian dollars) 4	93.8	95.2	72.2	95.3	65.1
Return on common equity – reported 5	7.4%	4.5%	8.9%	7.1%	12.6%
Return on common equity – adjusted 1,5	10.3	6.4	8.9	8.9	12.6
Efficiency ratio – reported	79.5	83.9	64.2	76.7	60.8

Efficiency ratio – adjusted 1	70.4	78.8	64.2	71.2	60.8

Average number of full-time equivalent staff	7,233	6,510	5,163	7,081	5,016

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q3 2023: $143 million ($105 million after-tax),
Q2 2023: $73 million ($63 million
after-tax),
Q1 2023: $21 million ($16 million
after-tax).

3
Includes net interest income TEB of $8 million (Q2 2023: $285 million, Q1 2023: $261 million, Q3 2022: $567 million, Q2 2022: $581 million, Q1 2022: $525 million), and trading income (loss) of $618 million (Q2 2023: $197 million, Q1 2023: $401 million, Q3 2022: ($20) million, Q2 2022: $99 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

4	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
Quarterly comparison – Q3 2023 vs. Q3 2022
Wholesale Banking reported net income for the quarter was $272 million, relatively flat compared with the third quarter last year, reflecting higher non-interest
expenses largely offset by higher revenues. On an adjusted basis, net income was $377 million, an increase of $106 million or 39%.
Revenue for the quarter, including TD Cowen, was $1,568 million, an increase of $492 million, or 46%, compared with the third quarter last year. Higher revenue primarily reflects higher equity commissions, underwriting fees, trading-related revenue, global transaction banking revenue, and markdowns in certain loan underwriting commitments in the prior year.
PCL for the quarter was $25 million, flat compared with the third quarter last year. PCL – impaired was $10 million, an increase of $10 million. PCL – performing was $15 million, a decrease of $10 million.
Reported
non-interest
expenses for the quarter, including TD Cowen, were $1,247 million, an increase of $556 million, or 80%, compared with the third quarter last year, primarily reflecting acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $1,104 million, an increase of $413 million, or 60%.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 20

Quarterly comparison – Q3 2023 vs. Q2 2023
Wholesale Banking reported net income for the quarter was $272 million, an increase of $122 million, or 81%, compared with the prior quarter, reflecting higher revenues, partially offset by higher non-interest
expenses. On an adjusted basis, net income was $377 million, an increase of $164 million, or 77%.
Revenue for the quarter, including TD Cowen, increased $151 million, or 11%, compared with the prior quarter. Higher revenue primarily reflects higher trading-related revenue, underwriting fees, and equity commissions, partially offset by lower advisory fees.
PCL increased by $13 million compared with the prior quarter. PCL – impaired increased by $5 million. PCL – performing increased by $8 million.
Reported
non-interest
expenses for the quarter, including TD Cowen, increased $58 million, or 5%, compared with the prior quarter, primarily reflecting acquisition and integration-related costs. On an adjusted basis, non-interest
expenses decreased $12 million or 1%.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Wholesale Banking reported net income for the nine months ended July 31, 2023 was $753 million, a decrease of $311 million, or 29%, compared with the same period last year, reflecting higher non-interest
expenses, partially offset by higher revenues. On an adjusted basis, net income was $937 million, a decrease of $127 million, or 12%.
Revenue for the period, including TD Cowen, was $4,330 million, an increase of $658 million, or 18%, compared with the same period last year. Higher revenue primarily reflects higher global transaction banking revenue, equity commissions, advisory fees, lending revenue, and markdowns in certain loan underwriting commitments in the same period last year, partially offset by lower trading-related revenue.
PCL was $69 million, an increase of $58 million compared with the same period last year. PCL – impaired was $16 million, compared with a recovery of $5 million in the same period last year. PCL – performing was $53 million, an increase of $37 million. The current year provisions largely reflect volume growth, updates to our economic forecasts, and credit migration.
Reported
non-interest
expenses, including TD Cowen, were $3,319 million, an increase of $1,088 million, or 49%, compared with the same period last year, primarily reflecting acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $3,082 million, an increase of $851 million or 38%.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 21

TABLE 15:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022

Net income (loss) – reported	$(782)	$(399)	$(752)	$(3,798)	$(1,130)
Adjustments for items of note
Amortization of acquired intangibles	88	79	58	221	185
Acquisition and integration charges related to the Schwab transaction	54	30	23	118	93
Payment related to the termination of the First Horizon transaction	306	–	–	306	–
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction – before termination	114	134	678	1,124	678
– After termination of the merger agreement	63	–	–	63	–
Impact of retroactive tax legislation on payment card clearing services	57	–	–	57	–
Litigation settlement	–	39	–	1,642	–
Less: impact of income taxes
CRD and federal tax rate increase for fiscal 2022	–	–	–	(585)	–

Other items of note	82	60	182	817	207

Net income (loss) – adjusted 1	$(182)	$(177)	$(175)	$(499)	$(381)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(333)	$(191)	$(196)	$(715)	$(525)

Other	151	14	21	216	144

Net income (loss) – adjusted 1	$(182)	$(177)	$(175)	$(499)	$(381)

Selected volumes

Average number of full-time equivalent staff	23,486	22,656	20,950	22,686	19,385

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q3 2023 vs. Q3 2022
Corporate segment’s reported net loss for the quarter was $782 million, compared with a reported net loss of $752 million in the third quarter last year. The increase primarily reflects higher net corporate expenses reflecting litigation expenses during the quarter, partially offset by higher revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $175 million in the third quarter last year.
Quarterly comparison – Q3 2023 vs. Q2 2023
Corporate segment’s reported net loss for the quarter was $782 million, compared with a reported net loss of $399 million in the prior quarter. The increase primarily reflects the payment related to the termination of the First Horizon transaction and higher net corporate expenses reflecting litigation expenses during the quarter. Other items increased by $137 million, primarily reflecting higher revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $177 million in the prior quarter.
Year-to-date
comparison – Q3 2023 vs. Q3 2022
Corporate segment’s reported net loss for the nine months ended July 31, 2023 was $3,798 million, compared with a reported net loss of $1,130 million in the same period last year. The increase primarily reflects the Stanford litigation settlement, the recognition of a provision for income taxes in connection with the Canada Recovery Dividend and increase in the Canadian federal tax rate for fiscal 2022, a higher net loss from mitigation of impact from interest rate volatility to closing capital on the First Horizon transaction in the current period and the payment related to the termination of the First Horizon transaction. The adjusted net loss for the nine months ended July 31, 2023 was $499 million compared with an adjusted net loss of $381 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 22

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 16:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)	For the three months ended
	2023			2022				2021
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$7,289	$7,428	$7,733	$7,630	$7,044	$6,377	$6,302	$6,262

Non-interest income	5,490	4,938	4,493	7,933	3,881	4,886	4,979	4,679
Total revenue	12,779	12,366	12,226	15,563	10,925	11,263	11,281	10,941
Provision for (recovery of) credit losses	766	599	690	617	351	27	72	(123)
Insurance claims and related expenses	923	804	976	723	829	592	756	650
Non-interest expenses	7,582	6,987	8,316	6,545	6,096	6,033	5,967	5,947
Provision for (recovery of) income taxes	727	866	947	1,297	703	1,002	984	910
Share of net income from investment in Schwab	182	241	285	290	268	202	231	224
Net income – reported	2,963	3,351	1,582	6,671	3,214	3,811	3,733	3,781
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	88	79	54	57	58	60	67	74
Acquisition and integration charges related to the Schwab transaction	54	30	34	18	23	20	50	22
Acquisition and integration-related charges for acquisitions, including current period winddown costs of the terminated First Horizon transaction	227	227	127	85	29	–	–	–
Payment related to the termination of the First Horizon transaction	306	–	–	–	–	–	–	–
Impact of strategy to mitigate interest rate volatility to closing capital related to the First Horizon transaction – before termination	114	134	876	(2,319)	678	–	–	–
– After termination of the merger agreement	63	–	–	–	–	–	–	–
Impact of retroactive tax legislation on payment card clearing services	57	–	–	–	–	–	–	–
Litigation settlement/(recovery)	–	39	1,603	–	–	(224)	–	–

Gain on sale of Schwab shares	–	–	–	(997)	–	–	–	–
Total pre-tax adjustments for items of note	909	509	2,694	(3,156)	788	(144)	117	96

Less: Impact of income taxes 1,2	141	108	121	(550)	189	(47)	17	11
Net income – adjusted 1	3,731	3,752	4,155	4,065	3,813	3,714	3,833	3,866
Preferred dividends and distributions on other equity instruments	74	210	83	107	43	66	43	63
Net income available to common shareholders – adjusted 1	$3,657	$3,542	$4,072	$3,958	$3,770	$3,648	$3,790	$3,803
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.57	$1.72	$0.82	$3.62	$1.76	$2.08	$2.03	$2.04
Adjusted 1	1.99	1.94	2.24	2.18	2.09	2.02	2.08	2.09
Diluted earnings per share
Reported	1.57	1.72	0.82	3.62	1.75	2.07	2.02	2.04
Adjusted 1	1.99	1.94	2.23	2.18	2.09	2.02	2.08	2.09
Return on common equity – reported	11.2%	12.5%	5.9%	26.5%	13.5%	16.4%	15.3%	15.7%
Return on common equity – adjusted 1	14.1	14.1	16.1	16.0	16.1	15.9	15.7	16.1
(billions of Canadian dollars, except as noted)
Average total assets	$1,899	$1,946	$1,933	$1,893	$1,811	$1,778	$1,769	$1,750
Average interest-earning assets 3	1,716	1,728	1,715	1,677	1,609	1,595	1,593	1,574
Net interest margin – reported	1.69%	1.76%	1.79%	1.81%	1.74%	1.64%	1.57%	1.58%
Net interest margin – adjusted 1	1.70	1.81	1.82	1.80	1.73	1.64	1.57	1.58

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
3
Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 23

BALANCE SHEET REVIEW

TABLE 17:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	July 31, 2023	October 31, 2022
Assets
Cash and Interest-bearing deposits with banks	$89,041	$145,850
Trading loans, securities, and other	158,605	143,726
Non-trading financial assets at fair value through profit or loss	7,869	10,946
Derivatives	71,081	103,873
Financial assets designated at fair value through profit or loss	5,440	5,039
Financial assets at fair value through other comprehensive income	69,719	69,675
Debt securities at amortized cost, net of allowance for credit losses	304,455	342,774
Securities purchased under reverse repurchase agreements	201,517	160,167
Loans, net of allowance for loan losses	867,802	831,043
Investment in Schwab	8,758	8,088

Other	102,788	96,347

Total assets	$1,887,075	$1,917,528
Liabilities
Trading deposits	$28,321	$23,805
Derivatives	63,141	91,133
Financial liabilities designated at fair value through profit or loss	183,187	162,786
Deposits	1,159,499	1,229,970
Obligations related to securities sold under repurchase agreements	163,710	128,024
Subordinated notes and debentures	11,267	11,290

Other	165,286	159,137

Total liabilities	1,774,411	1,806,145

Total equity	112,664	111,383
Total liabilities and equity	$1,887,075	$1,917,528
Total assets
were $1,887 billion as at July 31, 2023, a decrease of $31 billion, from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $30 billion.
The decrease in total assets reflects a decrease in cash and interest-bearing deposits with banks of $57 billion, debt securities at amortized cost (DSAC) of $38 billion, derivative assets of $33 billion, and non-trading
financial assets at fair value through profit or loss (FVTPL) of $3 billion. The decrease was partially offset by an increase in securities purchased under reverse repurchase agreements of $41 billion, loans, net of allowances for loan losses of $37 billion, trading loans, securities, and other of $15 billion, other assets of $6 billion, and investment in Schwab of $1 billion.
Cash and interest-bearing deposits with banks
decreased $57 billion primarily reflecting cash management activities.
Trading loans, securities, and other
increased $15 billion primarily in equity securities, trading loans and the impact of Cowen acquisition, partially offset by commodities held for trading and the impact of foreign exchange translation.
Non-trading
financial assets at fair value through profit or loss
decreased $3 billion reflecting maturities and sales.
Derivative
assets
decreased $33 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Debt securities at amortized cost, net of allowance for credit losses decreased $38 billion primarily reflecting maturities and sales of government securities, and the impact of foreign exchange translation, partially offset by new investments.
Securities purchased under reverse repurchase agreements
increased $41 billion
primarily
reflecting an increase in volume.
Loans, net of allowance for loan losses
increased $37 billion reflecting volume growth in real estate secured lending, and business and government loans, partially offset by the impact of foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting the impact of the Bank’s share of Schwab’s net income and other comprehensive gain.
Other
assets increased $6 billion primarily reflecting an increase in amounts receivable from brokers, dealers and clients due to higher volumes of pending trades, the acquired held for sale businesses, goodwill and intangibles as a result of the Cowen acquisition, partially offset by a decrease in current income tax receivable, and the impact of foreign exchange translation.
Total liabilities
were $1,774 billion as at July 31, 2023, a decrease of $32 billion from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $31 billion.
The decrease in total liabilities reflects a decrease in deposit of $71 billion and derivatives of $28 billion. The decrease was partially offset by obligations related to securities sold under repurchase agreements of $36 billion, increase in financial liabilities designated at fair value through profit or loss of $20 billion, other liabilities of $6 billion and trading deposits of $5 billion.
Trading deposits
increased $5 billion primarily reflecting new issuances.
Derivative
liabilities
decreased $28 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 24

Financial liabilities designated at fair value through profit or loss increased $20 billion primarily reflecting new issuances, partially offset by maturities and the impact of foreign exchange translation.
Deposits
decreased $71 billion reflecting lower volumes in personal and business and government deposits, and the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements increased $36 billion reflecting an increase in volume.
Other
liabilities increased $6 billion primarily reflecting increase in liabilities related to structured entities, dividends and interest accrued and increase in provision for the Stanford litigation settlement, partially offset by amounts payable to brokers, dealers, and clients due to lower volumes of pending trades, and the impact of foreign exchange translation.
Equity
was $113 billion as at July 31, 2023, an increase of $1 billion from October 31, 2022. The increase reflects retained earnings and common shares issued with a 2% discount under the dividend reinvestment plan, partially offset by losses in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is primarily driven by the impact of foreign currency translation, partially offset by gains on cash flow hedges and the Bank’s share of the other comprehensive gain from investment in Schwab.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q3 2023 vs. Q3 2022
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,980 million as at July 31, 2023, an increase of $648 million, or 28%, compared with the third quarter last year. Canadian Personal and Commercial Banking gross impaired loans increased $463 million, or 55%, compared with the third quarter last year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios. U.S. Retail gross impaired loans increased $105 million, or 7%, compared with the third quarter last year, reflecting the impact of foreign exchange, and formations outpacing resolutions in the consumer and commercial lending portfolios. Wholesale gross impaired loans increased $79 million, compared with the third quarter last year, largely related to a few formations across varying industries. Net impaired loans were $1,996 million as at July 31, 2023, an increase of $364 million, or 22%, compared with the third quarter last year.
The allowance for credit losses of $7,774 million as at July 31, 2023 was comprised of Stage 3 allowance for impaired loans of $989 million, Stage 2 allowance of $3,696 million and Stage 1 allowance of $3,087 million, and the allowance for debt securities of $2 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses increased $282 million, or 40%, reflecting some normalization of credit performance, and the impact of foreign exchange. The Stage 1 and Stage 2 allowance for loan losses increased $575 million, or 9%, reflecting increases across segments, largely related to credit conditions, the impact of foreign exchange, and volume growth. The allowance change included an increase of $166 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities decreased by $4 million, compared with the third quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional quantitative and qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. The allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and fair value through other comprehensive income (FVOCI). The Bank has $370 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $1 million and $1 million, respectively.
Quarterly comparison – Q3 2023 vs. Q2 2023
Gross impaired loans excluding ACI loans increased $321 million, or 12%, compared with the prior quarter. Impaired loans net of allowance increased $193 million, or 11%, compared with the prior quarter.
The allowance for credit losses of $7,774 million as at July 31, 2023 was comprised of Stage 3 allowance for impaired loans of $989 million, Stage 2 allowance of $3,696 million and Stage 1 allowance of $3,087 million, and the allowance for debt securities of $2 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses increased $127 million, or 15%, compared with the prior quarter, largely reflecting credit migration in the commercial and Wholesale lending portfolios, and some further normalization of credit performance in the Canadian consumer lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $1 million, compared with the prior quarter, reflecting an increase in the Canadian consumer lending portfolios related to some further normalization of credit performance, coupled with an update to the interest rate outlook, and volume growth, primarily offset by the impact of foreign exchange.
The allowance for debt securities decreased by $1 million, compared to the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 25

TABLE 18:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Personal, Business, and Government Loans
Impaired loans as at beginning of period	$2,659	$2,591	$2,397	$2,503	$2,411
Classified as impaired during the period	1,599	1,259	1,006	4,208	3,130
Transferred to performing during the period	(224)	(204)	(272)	(668)	(783)
Net repayments	(324)	(334)	(300)	(1,019)	(1,055)
Disposals of loans	–	–	–	–	(1)
Amounts written off	(687)	(679)	(498)	(1,991)	(1,407)

Exchange and other movements	(43)	26	(1)	(53)	37
Impaired loans as at end of period	$2,980	$2,659	$2,332	$2,980	$2,332

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TABLE 19: ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	July 31 2023	April 30 2023	July 31 2022
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,618	$2,551	$2,450
Stage 2 allowance for loan losses	3,179	3,234	2,886

Stage 3 allowance for loan losses	987	859	704
Total allowance for loan losses for on-balance sheet loans 1	6,784	6,644	6,040

Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	469	465	418
Stage 2 allowance for loan losses	517	532	454

Stage 3 allowance for loan losses	2	3	3

Total allowance for off-balance sheet instruments	988	1,000	875

Allowance for loan losses	7,772	7,644	6,915

Allowance for debt securities	2	3	6

Allowance for credit losses	$7,774	$7,647	$6,921
Impaired loans, net of allowance 2	$1,996	$1,803	$1,632
Net impaired loans as a percentage of net loans 2	0.22%	0.21%	0.20%
Total allowance for credit losses as a percentage of gross loans and acceptances	0.87	0.87	0.85

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.35	0.28	0.17

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2023 (April 30, 2023 – nil, July 31, 2022 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 20:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					July 31, 2023
Total	$257,752	$85,881	$343,633	$30,734	$374,367

					October 31, 2022
Total	$246,206	$81,689	$327,895	$31,657	$359,552

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 26

TABLE 21:   REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
	July 31, 2023
Canada
Atlantic provinces	$2,574	1.0%	$4,429	1.7%	$189	0.2%	$1,873	1.6%	$2,763	0.7%	$6,302	1.7%
British Columbia 4	8,697	3.4	44,647	17.3	953	0.8	21,431	18.4	9,650	2.6	66,078	17.7
Ontario 4	22,598	8.8	114,987	44.6	3,240	2.8	63,425	54.3	25,838	6.9	178,412	47.7
Prairies 4	18,767	7.3	19,699	7.6	1,822	1.6	11,910	10.2	20,589	5.5	31,609	8.4

Québec	7,275	2.8	14,079	5.5	611	0.5	11,161	9.6	7,886	2.1	25,240	6.7
Total Canada	59,911	23.3%	197,841	76.7%	6,815	5.9%	109,800	94.1%	66,726	17.8%	307,641	82.2%
United States	1,311		50,626		–		9,841		1,311		60,467
Total	$61,222		$248,467		$6,815		$119,641		$68,037		$368,108

							October 31, 2022
Canada
Atlantic provinces	$2,713	1.1%	$4,117	1.7%	$227	0.2%	$1,697	1.5%	$2,940	0.8%	$5,814	1.6%
British Columbia 4	8,897	3.6	41,612	16.9	1,265	1.1	20,386	18.0	10,162	2.8	61,998	17.2
Ontario 4	23,146	9.4	106,940	43.4	4,619	4.1	60,357	53.2	27,765	7.8	167,297	46.6
Prairies 4	19,259	7.8	18,391	7.5	2,107	1.9	11,734	10.4	21,366	5.9	30,125	8.4

Québec	7,670	3.1	13,461	5.5	735	0.6	10,219	9.0	8,405	2.3	23,680	6.6
Total Canada	61,685	25.0%	184,521	75.0%	8,953	7.9%	104,393	92.1%	70,638	19.6%	288,914	80.4%
United States	1,127		46,591		–		9,895		1,127		56,486
Total	$62,812		$231,112		$8,953		$114,288		$71,765		$345,400

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the period over which the Bank’s residential mortgages would be fully repaid based on the amount of the most recent payment received. All figures are calculated based on current customer payment amounts, including voluntary payments larger than the original contractual amounts and/or other voluntary prepayments. The most recent customer payment amount may exceed the original contractual amount due.
Balances with a remaining amortization longer than 30 years primarily reflect Canadian variable rate mortgages where interest rate increases relative to current customer payment levels have resulted in a longer current amortization period. At renewal, the amortization period for Canadian mortgages reverts to the remaining contractual amortization, which may require increased payments.

TABLE 22:   RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2,3

	As at
	<=5 years	>5 – 10 years	>10 – 15 years	>15 – 20 years	>20 – 25 years	>25 – 30 years	>30 – 35 years	>35 years	Total
	July 31, 2023
Canada	0.8%	2.7%	5.5%	13.7%	29.3%	22.3%	2.9%	22.8%	100.0%

United States	5.9	1.5	3.8	7.7	10.9	68.5	1.2	0.5	100.0

Total	1.6%	2.5%	5.2%	12.7%	26.2%	30.2%	2.6%	19.0%	100.0%

	October 31, 2022
Canada	0.8%	2.7%	5.4%	13.5%	29.5%	19.2%	3.7%	25.2%	100.0%

United States	8.3	2.0	4.1	6.3	13.1	64.9	0.7	0.6	100.0
Total	2.0%	2.6%	5.2%	12.3%	26.8%	26.7%	3.2%	21.2%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.
3
$45.7 billion or 18% of the mortgage portfolio in Canada (October 31, 2022: $39.6 billion or 16%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at July 31, 2023 and October 31, 2022, respectively.

TABLE 23:   UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
	July 31, 2023			October 31, 2022
Canada
Atlantic provinces	69%	68%	69%	69%	68%	69%
British Columbia 6	66	61	64	66	62	64
Ontario 6	66	60	64	67	62	64
Prairies 6	73	70	72	73	71	72

Québec	69	70	69	69	70	70

Total Canada	67	63	65	67	64	66

United States	75	62	72	72	63	69
Total	68%	63%	66%	68%	64%	66%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 27

Sovereign Risk
The table below provides a summary of the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 24:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											July 31, 2023
Region
Europe	$7,233	$7	$4,873	$12,113	$3,849	$2,082	$7,715	$13,646	$719	$26,209	$1,475	$28,403	$54,162
United Kingdom	8,746	10,648	1,823	21,217	2,657	798	13,006	16,461	439	834	336	1,609	39,287
Asia	241	20	1,972	2,233	749	716	2,627	4,092	154	10,321	859	11,334	17,659

Other 5	222	12	418	652	257	771	2,898	3,926	222	706	3,081	4,009	8,587
Total	$16,442	$10,687	$9,086	$36,215	$7,512	$4,367	$26,246	$38,125	$1,534	$38,070	$5,751	$45,355	$119,695

										October 31, 2022
Region
Europe	$6,037	$–	$4,079	$10,116	$3,625	$2,205	$7,654	$13,484	$860	$26,899	$1,212	$28,971	$52,571
United Kingdom	7,563	27,176	2,493	37,232	2,029	828	14,007	16,864	490	384	262	1,136	55,232
Asia	55	17	2,480	2,552	671	682	3,052	4,405	120	11,055	695	11,870	18,827

Other 5	487	43	1,354	1,884	234	341	2,465	3,040	173	1,202	2,760	4,135	9,059
Total	$14,142	$27,236	$10,406	$51,784	$6,559	$4,056	$27,178	$37,793	$1,643	$39,540	$4,929	$46,112	$135,689

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $38 billion (October 31, 2022 – $43 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD manages its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2022 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2022 Annual Report, are noted below.
The Domestic Stability Buffer (DSB) level increased to 3% as of February 1, 2023. The 50 bps increase from the previous level of 2.5% reflects OSFI’s assessment that systemic vulnerabilities remain elevated. In addition, OSFI increased the DSB range from 0 to 4%, instead of the previous 0 to 2.5% to allow the DSB to remain responsive to an uncertain environment.
On February 1, 2023, OSFI implemented revised capital rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. These revised rules include revisions to the calculation of credit risk and operational risk requirements, and revisions to the Leverage Requirements Guideline to include a requirement for Domestic Systemically Important Banks
(D-SIBs)
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%.
The table below summarizes OSFI’s current regulatory minimum capital and TLAC ratios for the Bank as at July 31, 2023.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory Target 2	DSB	Pillar 1 & 2 Regulatory Target
CET1	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1	6.0	2.5	1.0	9.5	3.0	12.5
Total Capital	8.0	2.5	1.0	11.5	3.0	14.5
Leverage	3.0	n/a	0.5	3.5	n/a	3.5
TLAC	18.0	2.5	1.0	21.5	3.0	24.5

TLAC Leverage	6.75	n/a	0.50	7.25	n/a	7.25

1
The higher of the
D-SIB
and Global Systemically Important Bank
(G-SIB)
surcharge applies to risk weighted capital. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement for risk weighted capital. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for
D-SIBs
to hold a leverage ratio buffer set at 50% of a
D-SIB’s
higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.

2	The Bank’s countercyclical buffer requirement is 0% as of July 31, 2023.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 28

The following table provides details of the Bank’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	July 31 2023	October 31 2022	July 31 2022
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$26,026	$24,449	$23,807
Retained earnings	74,659	73,698	69,090

Accumulated other comprehensive income	735	1,988	2,359
Common Equity Tier 1 Capital before regulatory adjustments	101,420	100,135	95,256
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(17,641)	(17,498)	(16,585)
Intangibles (net of related tax liability)	(2,545)	(2,100)	(1,976)
Deferred tax assets excluding those arising from temporary differences	(114)	(83)	(102)
Cash flow hedge reserve	5,116	5,783	1,974
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(229)	(502)	(348)
Defined benefit pension fund net assets (net of related tax liability)	(1,001)	(1,038)	(1,504)
Investment in own shares	(16)	(9)	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(2,000)	(1,428)	(3,079)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–
Equity investments in funds subject to the fall-back approach	(37)	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	–	411	339

Total regulatory adjustments to Common Equity Tier 1 Capital	(18,467)	(16,464)	(21,281)
Common Equity Tier 1 Capital	82,953	83,671	73,975
Additional Tier 1 Capital instruments

Directly issued qualifying Additional Tier 1 instruments plus stock surplus	11,244	11,248	7,336
Additional Tier 1 Capital instruments before regulatory adjustments	11,244	11,248	7,336
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(6)	(124)	(227)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(356)	(474)	(577)

Additional Tier 1 Capital	10,888	10,774	6,759
Tier 1 Capital	93,841	94,445	80,734
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,067	11,090	11,067

Collective allowances	2,150	2,018	1,965
Tier 2 Capital before regulatory adjustments	13,217	13,108	13,032
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 2	(194)	(161)	(272)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(125)	(57)	(152)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(479)	(378)	(584)

Tier 2 Capital	12,738	12,730	12,448
Total Capital	$106,579	$107,175	$93,182
Risk-weighted assets	$544,880	$517,048	$495,706
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	15.2%	16.2%	14.9%
Tier 1 Capital (as percentage of risk-weighted assets)	17.2	18.3	16.3
Total Capital (as percentage of risk-weighted assets)	19.6	20.7	18.8

Leverage ratio 3	4.6	4.9	4.3
1
Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2022 Annual Report. Effective Q1 2023, it is no longer applicable.

2
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

3	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at July 31, 2023, the Bank’s CET1, Tier 1 and Total Capital ratios were 15.2%, 17.2%, and 19.6%, respectively. The decrease in the Bank’s CET1 Capital ratio compared to October 31, 2022 was primarily attributable to RWA growth across various segments (including an increase in RWA as a result of the Cowen acquisition), mark-to-market
losses on swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to capital for the terminated First Horizon transaction, the Stanford litigation settlement, common shares repurchased for cancellation, and an increase in the goodwill and intangibles deduction related to the Cowen acquisition. CET1 was also impacted by the CRD, foreign exchange hedging of the First Horizon purchase price, and the elimination of the scaling factor related to OSFI’s transition arrangements for ECL provisioning. The impact of the foregoing items was partially offset by organic growth, and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 29

As at July 31, 2023, the Bank’s Leverage ratio was 4.6%. The decrease in the Bank’s Leverage ratio from 4.9% as at October 31, 2022 was attributable primarily to increased leverage exposures across various segments, largely driven by the expiration of the temporary exclusion of central bank reserves in determining leverage exposure, common shares repurchased for cancellation, and an increase in the goodwill and intangibles deduction related to the Cowen acquisition, partially offset by organic capital growth and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2022 Annual Report, are noted below.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The revised rules related to market risk and credit valuation adjustment risk are effective November 1, 2023.
On June 20, 2023, OSFI raised the DSB by 50 bps to 3.5% of total risk-weighted assets, effective November 1, 2023. As a result, the regulatory capital target for CET1, Tier 1 Capital, and Total Capital will increase to 11.5%,13%, and 15%, respectively.

TABLE 26:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	July 31, 2023		October 31, 2022
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,827.5	$25,833	1,821.7	$24,363

Treasury – common shares	–	–	(1.0)	(91)
Total common shares	1,827.5	$25,833	1,820.7	$24,272
Stock options
Vested	5.2		4.4
Non-vested	8.9		8.4
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	0.8	850

Series 28	0.8	800	0.8	800

	159.6	$5,600	159.6	$5,600
Other equity instruments
Limited Recourse Capital Notes Series 1 2	1.8	1,750	1.8	1,750
Limited Recourse Capital Notes Series 2 2	1.5	1,500	1.5	1,500
Limited Recourse Capital Notes Series 3 2,3	1.7	2,403	1.7	2,403

	164.6	$11,253	164.6	$11,253
Treasury – preferred shares and other equity instruments	(0.1)	(11)	(0.1)	(7)
Total preferred shares and other equity instruments	164.5	$11,242	164.5	$11,246

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2022 Consolidated Financial Statements.
2	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
3
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 21 of the Bank’s 2022 Consolidated Financial Statements for further details.

DIVIDENDS
On August 23, 2023, the Board approved a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank for the quarter ending October 31, 2023, payable on and after October 31, 2023, to shareholders of record at the close of business on October 6, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price.
During the three months ended July 31, 2023, the Bank issued 2.0 million common shares from treasury with no discount. During the nine months ended July 31, 2023, the Bank issued 2.0 million common shares from treasury with no discount and 16.8 million common shares with a 2% discount. During the three months ended July 31, 2022, the Bank issued 7.5 million common shares from treasury with a 2% discount. During the nine months ended July 31, 2022, the Bank issued 2.5 million common shares from treasury with no discount and 7.5 million common shares with a 2% discount. On May 25, 2023, the Bank announced that beginning with the dividend approved on May 24, 2023 for the quarter ending July 31, 2023, there will no longer be a discount to the average market price applied to the issue of common shares from treasury.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 30

NORMAL COURSE ISSUER BID
On June 21, 2023, the Bank announced that the Toronto Stock Exchange and OSFI approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. During the three months ended July 31, 2023, the Bank repurchased 14.25 million common shares under the NCIB, at an average price of $82.85 per share for a total amount of $1.2 billion.
On August 24, 2023, the Bank announced that upon the completion of the repurchase for cancellation of 30 million of its common shares under its existing NCIB, it intends to terminate its existing NCIB and, subject to the approval of OSFI and the Toronto Stock Exchange, it intends to launch a new normal course issuer bid to repurchase for cancellation up to 90 million of its common shares.
NON-VIABILITY
CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. Additional information on risk factors can be found in this document and the 2022 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2022 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2023.
CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURE – Standardized and Internal Ratings-Based (IRB) Approaches
1

(millions of Canadian dollars)						As at
	July 31, 2023			October 31, 2022
	Standardized	IRB	Total	Standardized	IRB	Total
Retail
Residential secured	$4,787	$500,946	$505,733	$4,989	$477,898	$482,887
Qualifying revolving retail	756	169,497	170,253	–	166,722	166,722

Other retail	3,311	94,769	98,080	3,232	92,925	96,157

Total retail	8,854	765,212	774,066	8,221	737,545	745,766
Non-retail
Corporate	2,699	615,908	618,607	2,205	695,746	697,951
Sovereign	130	514,273	514,403	1	507,533	507,534

Bank	5,457	162,026	167,483	646	150,333	150,979

Total non-retail	8,286	1,292,207	1,300,493	2,852	1,353,612	1,356,464
Gross credit risk exposures	$17,140	$2,057,419	$2,074,559	$11,073	$2,091,157	$2,102,230

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 31

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)			As at
		July 31, 2023			October 31, 2022
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$81,621	$198	$81,423	$–	$137,294	$422	$136,872	$–	Interest rate
Trading loans, securities, and other	158,605	155,872	2,733	–	143,726	142,294	1,432	–	Interest rate
Non-trading financial assets at fair value through profit or loss	7,869	–	7,869	–	10,946	–	10,946	–	Equity, foreign exchange, interest rate
Derivatives	71,081	67,103	3,978	–	103,873	98,305	5,568	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	5,440	–	5,440	–	5,039	–	5,039	–	Interest rate
Financial assets at fair value through other comprehensive income	69,719	–	69,719	–	69,675	–	69,675	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	304,455	–	304,455	–	342,774	–	342,774	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	201,517	8,358	193,159	–	160,167	7,450	152,717	–	Interest rate
Loans, net of allowance for loan losses	867,802	–	867,802	–	831,043	–	831,043	–	Interest rate
Customers’ liability under acceptances	19,614	–	19,614	–	19,733	–	19,733	–	Interest rate
Investment in Schwab	8,758	–	8,758	–	8,088	–	8,088	–	Equity
Other assets 1	3,516	–	3,516	–	3,414	–	3,414	–	Interest rate

Assets not exposed to market risk	87,078	–	–	87,078	81,756	–	–	81,756
Total Assets	$1,887,075	$231,531	$1,568,466	$87,078	$1,917,528	$248,471	$1,587,301	$81,756
Liabilities subject to market risk
Trading deposits	$28,321	$27,407	$914	$–	$23,805	$22,962	$843	$–	Equity, interest rate
Derivatives	63,141	60,967	2,174	–	91,133	86,727	4,406	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,597	13,597	–	–	12,612	12,612	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	183,187	2	183,185	–	162,786	3	162,783	–	Interest rate
Deposits	1,159,499	–	1,159,499	–	1,229,970	–	1,229,970	–	Interest rate, foreign exchange
Acceptances	19,614	–	19,614	–	19,733	–	19,733	–	Interest rate
Obligations related to securities sold short	45,154	43,891	1,263	–	45,505	44,427	1,078	–	Interest rate
Obligations related to securities sold under repurchase agreements	163,710	3,933	159,777	–	128,024	9,509	118,515	–	Interest rate
Securitization liabilities at amortized cost	14,336	–	14,336	–	15,072	–	15,072	–	Interest rate
Subordinated notes and debentures	11,267	–	11,267	–	11,290	–	11,290	–	Interest rate
Other liabilities 1	28,121	–	28,121	–	23,291	–	23,291	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	157,128	–	–	157,128	154,307	–	–	154,307
Total Liabilities and Equity	$1,887,075	$149,797	$1,580,150	$157,128	$1,917,528	$176,240	$1,586,981	$154,307

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 32

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ended July 31, 2023, there were 5 days of trading losses and trading net revenue was positive for 92% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing, and sensitivities to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions as GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a periodically reviewed and selected year of stressed market conditions. In the third quarter of 2023, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 33

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)		For the three months ended						For the nine months ended
	July 31 2023					April 30 2023	July 31 2022	July 31 2023	July 31 2022
	As at	Average	High		Low	Average	Average	Average	Average

Interest rate risk	$19.2	$25.6	$37.2		$16.8	$28.6	$21.5	$26.1	$20.5
Credit spread risk	27.1	34.5	39.3		27.1	31.8	29.6	31.9	20.6
Equity risk	8.3	8.9	12.6		7.0	11.4	15.6	10.3	13.5
Foreign exchange risk	2.8	2.0	3.6		1.0	4.4	3.0	3.7	1.9
Commodity risk	3.3	3.7	6.0		2.9	3.6	6.0	5.1	5.1
Idiosyncratic debt specific risk	20.3	31.9	36.7		20.3	36.0	45.0	35.6	32.9
Diversification effect 1	(49.0)	(64.6)	n/m	2	n/m	(65.9)	(67.4)	(64.5)	(54.4)
Total Value-at-Risk (one-day)	32.0	42.0	52.8		32.0	49.9	53.3	48.2	40.1
Stressed Value-at-Risk (one-day)	50.3	51.9	57.3		44.7	51.2	82.7	54.9	77.7
Incremental Risk Capital Charge (one-year)	$153.7	$162.9	$186.6		$138.6	$147.1	$240.3	$149.7	$285.3

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased quarter over quarter driven by changes in fixed income positions combined with narrower credit spreads. Average VaR and Stressed VaR decreased year over year due to changes in fixed income positions.
Average IRC decreased year over year, however increased quarter over quarter due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	July 31, 2023						April 30, 2023		October 31, 2022
	EVE Sensitivity			NII Sensitivity 1			EVE Sensitivity	NII Sensitivity 1,2	EVE Sensitivity	NII Sensitivity 1,2
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(180)	$(1,235)	$(1,415)	$615	$369	$984	$ (1,682)	$785	$ (1,496)	$1,213
100 bps decrease in rates	52	951	1,003	(640)	(515)	(1,155)	1,106	(910)	1,102	(1,381)

1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
2
Results are presented inclusive of the interest rate swaps de-designated from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon transaction. Since these swaps were pre-existing hedges which economically hedge the Bank’s non-trading market risk, their inclusion had no impact on the quarter-over-quarter results. This strategy was discontinued following the announcement on May 4, 2023 by the bank and First Horizon that they had entered into a mutual agreement to terminate the previously announced merger agreement.

As at July 31, 2023, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $
1,415
million, a decrease of $
267
million from last quarter, and a positive impact to the Bank’s NII of $
984
million, an increase of $
199
million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $
1,003
million, a decrease of $
103
 million from last quarter, and a negative impact to the Bank’s NII of $
1,155
million, an increase of $
245
million from last quarter. The quarter-over-quarter decrease in up shock EVE is primarily due to a decrease in the duration of assets supported by equity. The quarter-over-quarter increase in NII Sensitivity is primarily due to non-maturity deposits hedge decay, partially offset by deposit attrition and changes in deposit composition.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3 4

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TD Group US Holding LLC (TDGUS) as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2022 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given its underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 35

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		July 31, 2023
Cash and central bank reserves	$20,201	$–	$20,201	2%	$506	$19,695
Canadian government obligations	14,872	91,748	106,620	13	62,050	44,570
National Housing Act Mortgage-Backed Securities (NHA MBS)	37,613	1	37,614	4	1,029	36,585
Obligations of provincial governments, public sector entities and multilateral development banks 3	40,772	23,188	63,960	8	32,944	31,016
Corporate issuer obligations	15,800	4,579	20,379	2	5,095	15,284

Equities	11,950	3,022	14,972	2	10,916	4,056
Total Canadian dollar-denominated	141,208	122,538	263,746	31	112,540	151,206
Cash and central bank reserves	60,054	–	60,054	7	313	59,741
U.S. government obligations	73,388	63,708	137,096	16	73,004	64,092
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	79,863	12,490	92,353	11	25,761	66,592
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,669	50,163	115,832	14	48,253	67,579
Corporate issuer obligations	81,451	9,313	90,764	11	14,304	76,460

Equities	47,230	39,657	86,887	10	44,479	42,408
Total non-Canadian dollar-denominated	407,655	175,331	582,986	69	206,114	376,872
Total	$548,863	$297,869	$846,732	100%	$318,654	$528,078

		October 31, 2022
Cash and central bank reserves	$48,965	$–	$48,965	6%	$628	$48,337
Canadian government obligations	17,133	88,511	105,644	12	68,175	37,469
NHA MBS	28,650	157	28,807	3	1,161	27,646
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,099	23,907	62,006	7	33,364	28,642
Corporate issuer obligations	11,657	4,935	16,592	2	3,659	12,933

Equities	12,746	4,602	17,348	2	13,497	3,851
Total Canadian dollar-denominated	157,250	122,112	279,362	32	120,484	158,878
Cash and central bank reserves	84,777	–	84,777	10	–	84,777
U.S. government obligations	86,611	54,614	141,225	16	47,518	93,707
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	92,793	7,924	100,717	11	21,660	79,057
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,278	53,515	119,793	14	48,079	71,714
Corporate issuer obligations	96,971	4,620	101,591	11	11,378	90,213

Equities	25,665	32,006	57,671	6	42,347	15,324
Total non-Canadian dollar-denominated	453,095	152,679	605,774	68	170,982	434,792
Total	$610,345	$274,791	$885,136	100%	$291,466	$593,670

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	July 31 2023	October 31 2022
The Toronto-Dominion Bank (Parent)	$201,855	$207,177
Bank subsidiaries	291,998	330,063

Foreign branches	34,225	56,430
Total	$528,078	$593,670

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3 6

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2023 and April 30, 2023, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)		Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
		July 31, 2023
Cash and central bank reserves	$26,172	$–	$26,172	3%	$501	$25,671
Canadian government obligations	17,047	84,052	101,099	12	58,637	42,462
NHA MBS	39,050	1	39,051	5	1,059	37,992
Obligations of provincial governments, public sector entities and multilateral development banks 3	40,954	23,010	63,964	7	33,502	30,462
Corporate issuer obligations	14,964	4,675	19,639	2	5,522	14,117

Equities	13,113	3,812	16,925	2	11,898	5,027
Total Canadian dollar-denominated	151,300	115,550	266,850	31	111,119	155,731
Cash and central bank reserves	64,385	–	64,385	7	380	64,005
U.S. government obligations	72,496	73,064	145,560	17	75,313	70,247
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	82,154	12,184	94,338	11	26,055	68,283
Obligations of other sovereigns, public sector entities and multilateral development banks 3	67,371	48,355	115,726	13	47,434	68,292
Corporate issuer obligations	83,668	8,860	92,528	11	14,408	78,120

Equities	48,098	38,058	86,156	10	42,935	43,221
Total non-Canadian dollar-denominated	418,172	180,521	598,693	69	206,525	392,168
Total	$569,472	$296,071	$865,543	100%	$317,644	$547,899

		April 30, 2023
Cash and central bank reserves	$41,271	$–	$41,271	5%	$469	$40,802
Canadian government obligations	15,561	85,994	101,555	12	59,806	41,749
NHA MBS	38,102	2	38,104	4	1,068	37,036
Obligations of provincial governments, public sector entities and multilateral development banks 3	39,239	24,235	63,474	7	34,040	29,434
Corporate issuer obligations	14,106	4,905	19,011	2	5,072	13,939

Equities	14,204	5,476	19,680	2	13,013	6,667
Total Canadian dollar-denominated	162,483	120,612	283,095	32	113,468	169,627
Cash and central bank reserves	77,570	–	77,570	9	271	77,299
U.S. government obligations	86,867	57,492	144,359	16	51,309	93,050
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	87,793	8,104	95,897	11	21,487	74,410
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,289	53,102	118,391	13	51,207	67,184
Corporate issuer obligations	87,327	6,757	94,084	11	12,743	81,341

Equities	39,008	35,006	74,014	8	41,762	32,252
Total non-Canadian dollar-denominated	443,854	160,461	604,315	68	178,779	425,536
Total	$606,337	$281,073	$887,410	100%	$292,247	$595,163

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	July 31 2023	April 30 2023
The Toronto-Dominion Bank (Parent)	$213,427	$230,309
Bank subsidiaries	294,379	318,662

Foreign branches	40,093	46,192
Total	$547,899	$595,163
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 37

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						July 31, 2023
Cash and due from banks	$7,420	$–	$7,420	$–	$–	$–	$7,420
Interest-bearing deposits with banks	81,621	–	81,621	5,645	123	74,015	1,838
Securities, trading loans, and other 7	546,088	420,408	966,496	403,850	13,945	517,235	31,466
Derivatives	71,081	–	71,081	–	–	–	71,081
Securities purchased under reverse repurchase agreements 8	201,517	(201,517)	–	–	–	–	–
Loans, net of allowance for loan losses 9	867,802	(14,168)	853,634	58,428	60,621	45,549	689,036
Customers’ liabilities under acceptances	19,614	–	19,614	–	–	–	19,614

Other assets 10	91,932	–	91,932	829	–	–	91,103

Total assets	$1,887,075	$204,723	$2,091,798	$468,752	$74,689	$636,799	$911,558

						October 31, 2022

Total assets	$1,917,528	$192,081	$2,109,609	$423,346	$64,864	$710,237	$911,162

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for certain subsidiaries operating in foreign jurisdictions (Regional CFPs). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 38

TABLE 36: CREDIT RATINGS
1

As at
July 31, 2023
	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	AAA	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating and DBRS’ Long-Term Issuer Rating.
3	Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	July 31 2023	April 30 2023
One-notch downgrade	$135	$134
Two-notch downgrade	206	205

Three-notch downgrade	898	906

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 39

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	July 31, 2023
	Total unweighted value (average) 2		Total weighted value (average) 3

High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$324,154

Cash outflows
Retail deposits and deposits from small business customers, of which:	$490,290		$32,416
Stable deposits 5	244,907		7,347
Less stable deposits	245,383		25,069
Unsecured wholesale funding, of which:	351,789		179,896
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	127,982		30,298
Non-operational deposits (all counterparties)	181,768		107,559
Unsecured debt	42,039		42,039
Secured wholesale funding	n/a		32,234
Additional requirements, of which:	325,727		96,771
Outflows related to derivative exposures and other collateral requirements	51,404		35,742
Outflows related to loss of funding on debt products	12,464		12,464
Credit and liquidity facilities	261,859		48,565
Other contractual funding obligations	25,344		16,933

Other contingent funding obligations 7	749,600		11,548
Total cash outflows	$ n/a		$369,798

Cash inflows
Secured lending	$235,933		$36,362
Inflows from fully performing exposures	19,964		9,209

Other cash inflows	79,829		79,829
Total cash inflows	$335,726		$125,400

	Average for the three months ended
	July 31, 2023		April 30, 2023
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$324,154		$347,104
Total net cash outflows 9	244,398		241,715

Liquidity coverage ratio	133%		144%

1	The LCR for the quarter ended July 31, 2023 is calculated as an average of the 64 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 133% for the quarter ended July 31, 2023 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended July 31, 2023 was $324 billion (April 30, 2023 – $347 billion), with Level 1 assets representing 83% (April 30, 2023 – 86%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2022 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including deposits and wholesale funding). The assets that require stable funding are based on the Bank’s on and off-balance
sheet activities and a function of their liquidity characteristics and the requirements of OSFI’s LAR guideline.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 40

TABLE 39:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)	As at
	July 31, 2023
	Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$109,635	$	n/a	$	n/a		$10,806	$120,441
Regulatory capital		109,635		n/a		n/a		10,806	120,441
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		450,799		54,218		28,704		25,039	517,864
Stable deposits 3		241,715		10,057		7,115		9,016	254,958
Less stable deposits		209,084		44,161		21,589		16,023	262,906
Wholesale funding:		234,639		342,768		110,359		241,628	449,816
Operational deposits 4		112,110		2,041		6		–	57,079
Other wholesale funding		122,529		340,727		110,353		241,628	392,737
Liabilities with matching interdependent assets 5		–		3,682		2,926		17,788	–
Other liabilities:		60,502						77,261	2,623
NSFR derivative liabilities		n/a						(2,937)	n/a

All other liabilities and equity not included in the above categories		60,502		76,588		1,974		1,636	2,623

Total Available Stable Funding									$1,090,744

Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$62,377
Deposits held at other financial institutions for operational purposes		–		1,060		–		–	530
Performing loans and securities		99,285		231,567		102,469		677,281	731,544
Performing loans to financial institutions secured by Level 1 HQLA		–		83,737		9,087		–	13,198
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		31		47,791		7,135		9,630	18,354
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		35,689		55,181		42,619		281,882	322,552
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		36,385		24,198		–	28,516
Performing residential mortgages, of which:		30,753		32,275		38,548		315,001	278,966
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		30,753		32,275		38,548		315,001	278,966
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		32,812		12,583		5,080		70,768	98,474
Assets with matching interdependent liabilities 5		–		2,057		2,963		19,377	–
Other assets:		67,826						127,566	108,564
Physical traded commodities, including gold		11,129		n/a		n/a		n/a	9,857
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								17,212	14,630
NSFR derivative assets		n/a						5,038	7,976
NSFR derivative liabilities before deduction of variation margin posted		n/a						21,441	1,072
All other assets not included in the above categories		56,697		72,374		1,945		9,556	75,029

Off-balance sheet items		n/a						756,991	27,268

Total Required Stable Funding									$930,283

Net Stable Funding Ratio									117%

									As at
									October 31, 2022
Total Available Stable Funding									$1,058,087
Total Required Stable Funding									866,383
Net Stable Funding Ratio									122%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended July 31, 2023 is at 117% (October 31, 2022 – 122%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in
capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4 1

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with liquidity risk management policies that require assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up approximately 69% (October 31, 2022 – 70%) of the Bank’s total funding.

TABLE 40:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	July 31 2023	October 31 2022
P&C deposits – Canadian	$519,607	$525,294

P&C deposits – U.S. 1	431,007	493,223
Total	$950,614	$1,018,517
1	P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at July 31, 2023.

Canada	United States	Europe
Capital Securities Program ($20 billion) Canadian Senior Medium-Term Linked Notes Program ($5 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered Global Medium-Term Note Program (US$40 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at July 31, 2023, was $161.5 billion (October 31, 2022 – $150.5 billion).
Note that Table 41: Long-Term Funding and Table 42: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 41:  LONG-TERM FUNDING

		As at
Long-term funding by currency	July 31 2023	October 31 2022
Canadian dollar	29%	31%
U.S. dollar	35	43
Euro	25	20
British pound	6	3

Other	5	3
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	64%	67%
Covered bonds	26	22
Mortgage securitization 1	9	10
Term asset-backed securities	1	1
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities (MBS) issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4 2

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2023 and October 31, 2022.

TABLE 42:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at

								July 31 2023	October 31 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$21,215	$2,118	$3,450	$4,400	$31,183	$–	$–	$31,183	$31,833
Bearer deposit notes	43	238	146	893	1,320	–	–	1,320	1,275
Certificates of deposit	13,269	20,293	28,765	45,129	107,456	1,171	96	108,723	98,574
Commercial paper	4,644	16,284	15,991	10,078	46,997	–	–	46,997	62,906
Covered bonds	457	–	–	9,231	9,688	11,514	24,230	45,432	33,978
Mortgage securitization 3	–	2,705	996	2,963	6,664	4,800	16,468	27,932	27,684
Legacy senior unsecured medium-term notes 4	16	1,015	–	2,882	3,913	–	229	4,142	13,631
Senior unsecured medium-term notes 5	–	2,303	–	13,278	15,581	19,009	60,368	94,958	84,956
Subordinated notes and debentures 6	–	–	–	–	–	–	11,267	11,267	11,290
Term asset-backed securitization	–	–	–	762	762	991	442	2,195	1,826
Other 7	26,018	3,863	7,870	3,614	41,365	2,301	805	44,471	32,603
Total	$65,662	$48,819	$57,218	$93,230	$264,929	$39,786	$113,905	$418,620	$400,556

Of which:
Secured	$2,434	$5,340	$6,926	$12,956	$27,656	$17,305	$41,145	$86,106	$63,496
Unsecured	63,228	43,479	50,292	80,274	237,273	22,481	72,760	332,514	337,060
Total	$65,662	$48,819	$57,218	$93,230	$264,929	$39,786	$113,905	$418,620	$400,556

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgage-backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $4.6 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2022 – $2.3 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $21.2 billion (October 31, 2022 – $21.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total mortgage-backed securities issued to external investors for the three and nine months ended July 31, 2023 was $0.3 billion and $1.0 billion, respectively (three and nine months ended July 31, 2022 – $0.5 billion and $1.4 billion, respectively) and other asset-backed securities issued for the three and nine months ended July 31, 2023 was nil and $0.4 billion, respectively (three and nine months ended July 31, 2022 – nil). The Bank also issued $10.1 billion and $23.9 billion, respectively of unsecured medium-term notes for the three and nine months ended July 31, 2023 (three and nine months ended July 31, 2022 – $11.3 billion and $33.4 billion, respectively) and $6.3 billion and $15.7 billion of covered bonds for the three and nine months ended July 31, 2023, respectively (three and nine months ended July 31, 2022 – $8.0 billion and $15.4 billion, respectively).

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4 3

TABLE 43:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	July 31, 2023
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$7,050	$370	$–	$–	$–	$–	$–	$–	$–	$7,420
Interest-bearing deposits with banks	51,980	223	123	–	–	–	–	–	29,295	81,621
Trading loans, securities, and other 1	7,893	6,379	3,503	4,560	3,723	11,530	25,991	23,626	71,400	158,605
Non-trading financial assets at fair value through profit or loss	38	10	–	467	706	2,710	1,098	1,472	1,368	7,869
Derivatives	6,919	8,620	6,220	3,003	2,675	10,069	20,175	13,400	–	71,081
Financial assets designated at fair value through profit or loss	352	232	459	222	608	930	1,385	1,252	–	5,440
Financial assets at fair value through other comprehensive income	1,597	2,242	1,275	982	4,954	8,996	15,858	30,424	3,391	69,719
Debt securities at amortized cost, net of allowance for credit losses	1,656	3,394	4,565	3,873	15,531	21,021	108,318	146,099	(2)	304,455
Securities purchased under reverse repurchase agreements 2	131,053	33,026	22,892	9,962	2,852	940	792	–	–	201,517
Loans
Residential mortgages	1,146	3,728	4,950	5,934	10,936	54,918	174,978	53,099	–	309,689
Consumer instalment and other personal	1,073	2,329	2,980	2,574	4,261	27,013	83,465	31,941	56,064	211,700
Credit card	–	–	–	–	–	–	–	–	37,719	37,719

Business and government	38,658	10,550	11,827	13,845	11,335	41,681	96,350	65,999	25,233	315,478

Total loans	40,877	16,607	19,757	22,353	26,532	123,612	354,793	151,039	119,016	874,586

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,784)	(6,784)

Loans, net of allowance for loan losses	40,877	16,607	19,757	22,353	26,532	123,612	354,793	151,039	112,232	867,802
Customers’ liability under acceptances	13,990	5,621	3	–	–	–	–	–	–	19,614
Investment in Schwab	–	–	–	–	–	–	–	–	8,758	8,758
Goodwill 3	–	–	–	–	–	–	–	–	17,804	17,804
Other intangibles 3	–	–	–	–	–	–	–	–	2,730	2,730
Land, buildings, equipment, and other depreciable assets 3	–	7	11	7	14	68	545	3,139	5,400	9,191
Deferred tax assets	–	–	–	–	–	–	–	–	3,291	3,291
Amounts receivable from brokers, dealers, and clients	23,245	–	–	–	3	–	–	–	–	23,248

Other assets	6,942	1,596	1,089	3,498	151	117	156	96	13,265	26,910
Total assets	$293,592	$78,327	$59,897	$48,927	$57,749	$179,993	$529,111	$370,547	$268,932	$1,887,075
Liabilities
Trading deposits	$1,103	$3,679	$2,548	$3,241	$3,472	$7,045	$5,858	$1,375	$–	$28,321
Derivatives	8,796	7,914	5,319	3,332	2,692	6,598	14,051	14,439	–	63,141
Securitization liabilities at fair value	–	906	472	345	1,186	2,041	5,523	3,124	–	13,597
Financial liabilities designated at fair value through profit or loss	35,617	36,735	48,918	32,250	28,307	1,169	96	–	95	183,187
Deposits 4,5
Personal	5,933	8,616	21,622	19,442	14,705	14,336	18,414	44	511,116	614,228
Banks	12,915	2,769	5,956	–	–	–	4	1	11,284	32,929

Business and government	21,724	16,906	7,415	21,633	10,715	31,956	67,082	18,443	316,468	512,342

Total deposits	40,572	28,291	34,993	41,075	25,420	46,292	85,500	18,488	838,868	1,159,499
Acceptances	13,990	5,620	4	–	–	–	–	–	–	19,614
Obligations related to securities sold short 1	1,849	1,910	1,867	1,060	1,666	6,536	16,695	12,766	805	45,154
Obligations related to securities sold under repurchase agreements 2	141,834	14,351	4,265	2,608	355	181	40	–	76	163,710
Securitization liabilities at amortized cost	–	1,799	525	355	1,078	2,759	4,947	2,873	–	14,336
Amounts payable to brokers, dealers, and clients	20,337	–	–	–	–	–	–	–	–	20,337
Insurance-related liabilities	151	296	445	445	481	918	1,390	639	2,721	7,486
Other liabilities	13,993	8,304	7,243	1,227	633	1,611	1,868	4,167	5,716	44,762

Subordinated notes and debentures	–	–	–	–	–	–	200	11,067	–	11,267
Equity	–	–	–	–	–	–	–	–	112,664	112,664
Total liabilities and equity	$278,242	$109,805	$106,599	$85,938	$65,290	$75,150	$136,168	$68,938	$960,945	$1,887,075
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$26,039	$35,524	$23,438	$19,648	$19,854	$47,082	$156,438	$5,036	$1,413	$334,472
Other commitments 8	165	195	327	220	201	799	1,333	415	73	3,728

Unconsolidated structured entity commitments	–	–	839	–	344	168	–	–	–	1,351
Total off-balance sheet commitments	$26,204	$35,719	$24,604	$19,868	$20,399	$48,049	$157,771	$5,451	$1,486	$339,551

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $45 billion of covered bonds with remaining contractual maturities of $6 billion in 6 to 9 months, $3 billion in ‘over 9 months to 1 year’, $12 billion in ‘over 1 to 2 years’, $22 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $498 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4 4

TABLE 43:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)								As at
								October 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$8,556	$–	$–	$–	$–	$–	$–	$–	$–	$8,556
Interest-bearing deposits with banks	135,855	197	143	–	–	–	–	–	1,099	137,294
Trading loans, securities, and other 1	4,601	4,876	5,310	4,477	4,055	12,910	23,057	23,051	61,389	143,726
Non-trading financial assets at fair value through profit or loss	111	–	222	685	–	4,071	2,475	2,133	1,249	10,946
Derivatives	14,436	16,306	7,870	5,155	4,575	10,622	26,319	18,590	–	103,873
Financial assets designated at fair value through profit or loss	229	777	235	391	243	610	1,345	1,209	–	5,039
Financial assets at fair value through other comprehensive income	2,117	2,401	1,531	3,367	1,712	6,415	20,091	28,721	3,320	69,675
Debt securities at amortized cost, net of allowance for credit losses	2,333	3,607	7,082	14,706	4,678	29,069	106,919	174,381	(1)	342,774
Securities purchased under reverse repurchase agreements 2	113,845	15,050	17,977	9,745	3,240	310	–	–	–	160,167
Loans
Residential mortgages	672	2,327	5,585	9,122	9,115	34,909	181,763	50,431	–	293,924
Consumer instalment and other personal	543	1,027	2,480	4,002	3,430	19,635	88,071	30,056	56,908	206,152
Credit card	–	–	–	–	–	–	–	–	36,010	36,010

Business and government	33,836	7,398	10,693	10,854	14,245	33,366	89,367	68,078	33,552	301,389

Total loans	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	126,470	837,475

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,432)	(6,432)

Loans, net of allowance for loan losses	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	120,038	831,043
Customers’ liability under acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Investment in Schwab	–	–	–	–	–	–	–	–	8,088	8,088
Goodwill 3	–	–	–	–	–	–	–	–	17,656	17,656
Other intangibles 3	–	–	–	–	–	–	–	–	2,303	2,303
Land, buildings, equipment, and other depreciable assets 3	–	–	2	2	2	36	525	3,462	5,371	9,400
Deferred tax assets	–	–	–	–	–	–	–	–	2,193	2,193
Amounts receivable from brokers, dealers, and clients	19,719	41	–	–	–	–	–	–	–	19,760

Other assets	4,726	1,262	6,537	232	274	74	57	72	12,068	25,302
Total assets	$357,581	$58,981	$65,683	$62,741	$45,569	$152,027	$539,989	$400,184	$234,773	$1,917,528
Liabilities
Trading deposits	$4,038	$2,227	$4,390	$1,740	$1,758	$4,181	$4,136	$1,335	$–	$23,805
Derivatives	12,560	16,189	8,764	5,230	3,531	9,413	18,116	17,330	–	91,133
Securitization liabilities at fair value	36	1,245	216	447	899	2,357	4,675	2,737	–	12,612
Financial liabilities designated at fair value through profit or loss	18,718	21,893	52,501	45,442	23,331	805	96	–	–	162,786
Deposits 4,5
Personal	4,551	6,872	10,173	10,394	11,801	12,801	13,038	31	591,177	660,838
Banks	22,153	453	51	–	13	–	3	3	15,587	38,263

Business and government	34,236	17,779	10,095	17,173	8,234	26,060	63,392	13,167	340,733	530,869

Total deposits	60,940	25,104	20,319	27,567	20,048	38,861	76,433	13,201	947,497	1,229,970
Acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Obligations related to securities sold short 1	1,418	2,125	1,611	1,257	1,312	6,691	15,015	13,146	2,930	45,505
Obligations related to securities sold under repurchase agreements 2	118,278	6,553	2,382	545	188	78	–	–	–	128,024
Securitization liabilities at amortized cost	–	595	390	609	1,812	2,724	5,730	3,212	–	15,072
Amounts payable to brokers, dealers, and clients	25,155	40	–	–	–	–	–	–	–	25,195
Insurance-related liabilities	146	296	439	439	481	947	1,482	645	2,593	7,468
Other liabilities	14,587	2,417	2,006	1,050	761	1,725	1,136	4,660	5,210	33,552

Subordinated notes and debentures	–	–	–	–	–	–	200	11,090	–	11,290
Equity	–	–	–	–	–	–	–	–	111,383	111,383
Total liabilities and equity	$271,878	$82,396	$93,034	$84,329	$54,121	$67,782	$127,019	$67,356	$1,069,613	$1,917,528
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$19,249	$22,494	$22,536	$19,326	$18,060	$41,357	$140,699	$4,882	$1,461	$290,064
Other commitments 8	87	208	177	234	205	549	1,316	365	7	3,148

Unconsolidated structured entity commitments	–	126	18	204	–	1,233	510	–	–	2,091
Total off-balance sheet commitments	$19,336	$22,828	$22,731	$19,764	$18,265	$43,139	$142,525	$5,247	$1,468	$295,303

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $34 billion of covered bonds with remaining contractual maturities of $2 billion in 1 to 3 months, $5 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 1 to 2 years’, and $21 billion in ‘over 2 to 5 years’.

6	Includes $502 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4 5

REGULATORY AND STANDARD SETTER DEVELOPMENTS CONCERNING ENVIRONMENTAL AND SOCIAL (E&S) RISK (INCLUDING CLIMATE)
On March 7, 2023, OSFI issued Final
Guideline B-15:
Climate Risk Management
(Guideline B-15),
which sets out OSFI’s expectations related to the management and disclosure of climate-related risks and opportunities.
Guideline B-15
is iterative and is currently organized into interrelated and mutually reinforcing chapters, Chapter 1 – Governance and Risk Management Expectations and Chapter 2 – Climate-Related Financial Disclosures. Components of
Guideline B-15
are initially effective for
D-SIBs
for fiscal
year-end
2024, where annual disclosures are required to be made publicly available no later than 180 days after fiscal year-end.
The Bank is currently assessing the impact of adopting
Guideline B-15.
ISSB – IFRS S1 and IFRS S2
On June 26, 2023, the International Sustainability Standards Board (ISSB) under the IFRS Foundation, issued its first two sustainability standards, IFRS S1
General Requirements for Disclosures of Sustainability-related Financial Information
(S1) and IFRS S2
Climate-related Disclosures
(S2). S1 sets out the disclosure requirements for financially material information about sustainability-related risks and opportunities to meet investor information needs, and S2 specifically sets the disclosure requirement for Climate-related risks and opportunities. ISSB recommends an effective date for annual reporting periods beginning on or after January 1, 2024, and this is subject to Canadian jurisdiction’s endorsement. Early application is permitted on or before the date of initial application of IFRS S1 and S2. The International Organization of Securities Commissions (IOSCO) has officially endorsed IFRS S1 and S2 on July 23, 2023, and is now calling its member jurisdictions to consider ways they may adopt or apply the ISSB standards. The Bank is currently assessing the impact of adopting these standards.

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2022 Annual Report for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended July 31, 2023.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $13.7 billion as at July 31, 2023 (October 31, 2022 – $10.8 billion). In addition, as at July 31, 2023, the Bank had committed to provide $1.4 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2022 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.8 billion as at July 31, 2023 (October 31, 2022 – $3.1 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements and 2022 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s third quarter 2023 Interim Consolidated Financial Statements and the Bank’s 2022 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and nine months ended July 31, 2023.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Interbank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have either concluded or have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc and euro LIBOR settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021. From June 30, 2023, all remaining USD LIBOR tenors have either ceased or are published only on a synthetic basis for the use in legacy contracts that have no other fallback solution.
Six-month
and twelve-month CDOR tenors ceased to be

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 46

published effective May 17, 2021, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024. In July 2023, the Canadian Alternative Reference Rate working group introduced a “no new CDOR or Banker’s Acceptance loan” milestone date of November 1, 2023 to facilitate a tapered transition for the loan market by reducing the volume of loans that need to be remediated ahead of CDOR’s cessation.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to cease the issuance of the residual CDOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank continues to make progress on its CDOR transition plan. There were no significant changes to the Bank’s transition risk with respect to the remaining CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023, for the Bank. OSFI’s related Advisory precludes early adoption. The Bank will apply the standard retrospectively with restatement of comparatives, where it will recognize the cumulative effect of adopting the standard as an adjustment to the opening retained earnings balance as of November 1, 2022.
The Bank is progressing with its adoption of IFRS 17 initiative which is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 47

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 48

Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 49

Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The total return earned on an investment in TD’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading-Related Revenue (TEB):
A
non-GAAP
financial measure that is used for measuring trading performance in the Wholesale Banking segment that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	July 31, 2023	October 31, 2022
ASSETS

Cash and due from banks	$7,420	$8,556
Interest-bearing deposits with banks	81,621	137,294
	89,041	145,850
Trading loans, securities, and other (Note 4)	158,605	143,726
Non-trading financial assets at fair value through profit or loss (Note 4)	7,869	10,946
Derivatives (Note 4)	71,081	103,873
Financial assets designated at fair value through profit or loss (Note 4)	5,440	5,039
Financial assets at fair value through other comprehensive income (Note 4)	69,719	69,675
	312,714	333,259
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	304,455	342,774
Securities purchased under reverse repurchase agreements	201,517	160,167
Loans (Notes 4, 6)
Residential mortgages	309,689	293,924
Consumer instalment and other personal	211,700	206,152
Credit card	37,719	36,010
Business and government	315,478	301,389
	874,586	837,475
Allowance for loan losses (Note 6)	(6,784)	(6,432)
Loans, net of allowance for loan losses	867,802	831,043
Other
Customers’ liability under acceptances	19,614	19,733
Investment in Schwab (Note 7)	8,758	8,088
Goodwill (Note 9)	17,804	17,656
Other intangibles	2,730	2,303
Land, buildings, equipment, and other depreciable assets	9,191	9,400
Deferred tax assets	3,291	2,193
Amounts receivable from brokers, dealers, and clients	23,248	19,760
Other assets (Note 10)	26,910	25,302
	111,546	104,435
Total assets	$1,887,075	$1,917,528
LIABILITIES
Trading deposits (Notes 4, 11)	$28,321	$23,805
Derivatives (Note 4)	63,141	91,133
Securitization liabilities at fair value (Note 4)	13,597	12,612
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	183,187	162,786
	288,246	290,336
Deposits (Notes 4, 11)
Personal	614,228	660,838
Banks	32,929	38,263
Business and government	512,342	530,869
	1,159,499	1,229,970
Other
Acceptances	19,614	19,733
Obligations related to securities sold short (Note 4)	45,154	45,505
Obligations related to securities sold under repurchase agreements	163,710	128,024
Securitization liabilities at amortized cost (Note 4)	14,336	15,072
Amounts payable to brokers, dealers, and clients	20,337	25,195
Insurance-related liabilities	7,486	7,468
Other liabilities (Note 12)	44,762	33,552
	315,399	274,549
Subordinated notes and debentures (Note 4)	11,267	11,290
Total liabilities	1,774,411	1,806,145
EQUITY
Shareholders’ Equity
Common shares (Note 13)	25,833	24,363
Preferred shares and other equity instruments (Note 13)	11,253	11,253
Treasury – common shares (Note 13)	–	(91)
Treasury – preferred shares and other equity instruments (Note 13)	(11)	(7)
Contributed surplus	195	179
Retained earnings	74,659	73,698
Accumulated other comprehensive income (loss)	735	1,988
Total equity	112,664	111,383
Total liabilities and equity	$1,887,075	$1,917,528
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 1

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Interest income 1 (Note 20)
Loans	$14,177	$7,674	$38,629	$19,873
Securities
Interest	4,987	2,231	13,788	4,509
Dividends	591	448	1,741	1,322

Deposits with banks	1,180	429	4,140	629

	20,935	10,782	58,298	26,333
Interest expense (Note 20)
Deposits	10,257	2,670	27,094	4,493
Securitization liabilities	232	164	662	388
Subordinated notes and debentures	117	101	333	292

Other	3,040	803	7,759	1,437

	13,646	3,738	35,848	6,610

Net interest income	7,289	7,044	22,450	19,723
Non-interest income
Investment and securities services	1,693	1,389	4,769	4,488
Credit fees	467	395	1,324	1,177
Trading income (loss)	700	(132)	1,667	(38)
Service charges	665	715	1,960	2,152
Card services	697	751	2,178	2,140
Insurance revenue	1,447	1,406	4,180	4,070

Other income (loss) (Note 8)	(179)	(643)	(1,157)	(243)

	5,490	3,881	14,921	13,746

Total revenue	12,779	10,925	37,371	33,469

Provision for (recovery of) credit losses (Note 6)	766	351	2,055	450

Insurance claims and related expenses	923	829	2,703	2,177
Non-interest expenses
Salaries and employee benefits	4,005	3,327	11,646	9,887
Occupancy, including depreciation	460	417	1,339	1,227
Technology and equipment, including depreciation	605	470	1,688	1,381
Amortization of other intangibles	175	145	487	452
Communication and marketing	335	329	1,034	952
Brokerage-related and sub-advisory fees	125	100	328	311
Professional, advisory and outside services	589	545	1,787	1,498

Other (Notes 8, 18)	1,288	763	4,576	2,388

	7,582	6,096	22,885	18,096
Income before income taxes and share of net income from investment in Schwab	3,508	3,649	9,728	12,746
Provision for (recovery of) income taxes (Note 16)	727	703	2,540	2,689

Share of net income from investment in Schwab (Note 7)	182	268	708	701
Net income	2,963	3,214	7,896	10,758

Preferred dividends and distributions on other equity instruments	74	43	367	152

Net income available to common shareholders	$2,889	$3,171	$7,529	$10,606
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.57	$1.76	$4.12	$5.86
Diluted	1.57	1.75	4.11	5.85

Dividends per common share (Canadian dollars)	0.96	0.89	2.88	2.67

1
Includes $18,743 million and $52,420 million, for the three and nine months ended July 31, 2023, respectively (three and nine months ended July 31, 2022 – $9,711 million and $23,747 million, respectively) which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 2

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022

Net income	$2,963	$3,214	$7,896	$10,758
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	(19)	8	391	(1,074)
Reclassification to earnings of net loss/(gain)	4	5	(10)	(5)
Changes in allowance for credit losses recognized in earnings	–	(2)	(1)	(3)
Income taxes relating to:
Change in unrealized gain/(loss)	11	(5)	(104)	297

Reclassification to earnings of net loss/(gain)	2	(1)	7	–

	(2)	5	283	(785)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	(2,984)	(159)	(3,507)	3,359
Reclassification to earnings of net loss/(gain)	13	–	11	–
Net gain/(loss) on hedges	1,656	65	1,744	(1,187)
Reclassification to earnings of net loss/(gain) on hedges	(17)	–	(15)	–
Income taxes relating to:
Net gain/(loss) on hedges	(461)	(17)	(770)	311

Reclassification to earnings of net loss/(gain) on hedges	4	–	4	–

	(1,789)	(111)	(2,533)	2,483
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	(4,821)	(408)	(1,069)	(4,694)
Reclassification to earnings of loss/(gain)	2,884	861	1,821	(500)
Income taxes relating to:
Change in gain/(loss)	1,299	117	388	1,241

Reclassification to earnings of loss/(gain)	(825)	(231)	(503)	82

	(1,463)	339	637	(3,871)

Share of other comprehensive income (loss) from investment in Schwab	(224)	(400)	476	(2,479)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	(135)	381	(88)	1,504

Income taxes	38	(100)	8	(395)

	(97)	281	(80)	1,109
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	147	(410)	(10)	(152)

Income taxes	(29)	108	1	40

	118	(302)	(9)	(112)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	(18)	50	(146)	35

Income taxes	5	(13)	39	(9)

	(13)	37	(107)	26

Total other comprehensive income (loss)	(3,470)	(151)	(1,333)	(3,629)
Total comprehensive income (loss)	$(507)	$3,063	$6,563	$7,129
Attributable to:
Common shareholders	$(581)	$3,020	$6,196	$6,977
Preferred shareholders and other equity instrument holders	74	43	367	152
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 3

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Common shares (Note 13)
Balance at beginning of period	$25,852	$23,127	$24,363	$23,066
Proceeds from shares issued on exercise of stock options	6	7	77	97
Shares issued as a result of dividend reinvestment plan	175	610	1,593	846

Purchase of shares for cancellation and other	(200)	–	(200)	(265)

Balance at end of period	25,833	23,744	25,833	23,744
Preferred shares and other equity instruments (Note 13)
Balance at beginning of period	11,253	6,550	11,253	5,700

Issue of shares and other equity instruments	–	800	–	1,650

Balance at end of period	11,253	7,350	11,253	7,350
Treasury – common shares (Note 13)
Balance at beginning of period	(99)	(243)	(91)	(152)
Purchase of shares	(1,965)	(2,107)	(6,016)	(8,131)

Sale of shares	2,064	2,246	6,107	8,179

Balance at end of period	–	(104)	–	(104)
Treasury – preferred shares and other equity instruments (Note 13)
Balance at beginning of period	(10)	(13)	(7)	(10)
Purchase of shares and other equity instruments	(46)	(52)	(372)	(142)

Sale of shares and other equity instruments	45	49	368	136

Balance at end of period	(11)	(16)	(11)	(16)
Contributed surplus
Balance at beginning of period	161	154	179	173
Net premium (discount) on sale of treasury instruments	26	11	18	16
Issuance of stock options, net of options exercised	6	8	21	16

Other	2	(4)	(23)	(36)

Balance at end of period	195	169	195	169
Retained earnings
Balance at beginning of period	74,849	67,046	73,698	63,944
Net income attributable to equity instrument holders	2,963	3,214	7,896	10,758
Common dividends	(1,758)	(1,604)	(5,258)	(4,829)
Preferred dividends and distributions on other equity instruments	(74)	(43)	(367)	(152)
Share and other equity instrument issue expenses	–	(2)	–	(5)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 13)	(981)	–	(981)	(1,930)
Remeasurement gain/(loss) on employee benefit plans	(97)	281	(80)	1,109

Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(243)	198	(249)	195

Balance at end of period	74,659	69,090	74,659	69,090
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(191)	(280)	(476)	510
Other comprehensive income (loss)	(2)	7	284	(782)

Allowance for credit losses	–	(2)	(1)	(3)

Balance at end of period	(193)	(275)	(193)	(275)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(104)	371	23	181
Other comprehensive income (loss)	(125)	(104)	(258)	83

Reclassification of loss/(gain) to retained earnings	243	(198)	249	(195)

Balance at end of period	14	69	14	69
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(16)	3	78	14

Other comprehensive income (loss)	(13)	37	(107)	26

Balance at end of period	(29)	40	(29)	40
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	11,304	7,824	12,048	5,230

Other comprehensive income (loss)	(1,789)	(111)	(2,533)	2,483

Balance at end of period	9,515	7,713	9,515	7,713
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(3,617)	(2,280)	(5,717)	1,930

Other comprehensive income (loss)	(1,463)	339	637	(3,871)

Balance at end of period	(5,080)	(1,941)	(5,080)	(1,941)

Share of accumulated other comprehensive income (loss) from investment in Schwab	(3,492)	(3,247)	(3,492)	(3,247)

Total accumulated other comprehensive income	735	2,359	735	2,359
Total equity	$112,664	$102,592	$112,664	$102,592
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 4

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Cash flows from (used in) operating activities
Net income	$2,963	$3,214	$7,896	$10,758
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	766	351	2,055	450
Depreciation	321	285	919	851
Amortization of other intangibles	175	145	487	452
Net securities loss/(gain) (Note 5)	26	(42)	48	(52)
Share of net income from investment in Schwab (Note 7)	(182)	(268)	(708)	(701)
Deferred taxes	(261)	(410)	(1,006)	33
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	3	(136)	515	(262)
Securities sold under repurchase agreements	16,751	(5,807)	33,688	(17,151)
Securities purchased under reverse repurchase agreements	(3,441)	10,463	(39,057)	6,009
Securities sold short	(3,643)	(1,582)	(2,229)	7,684
Trading loans, securities, and other	(1,066)	(3,743)	(11,847)	(543)
Loans net of securitization and sales	(18,950)	(26,182)	(38,765)	(68,672)
Deposits	(26,627)	17,049	(66,837)	72,324
Derivatives	3,566	7,996	5,461	(5,618)
Non-trading financial assets at fair value through profit or loss	683	126	3,368	(2,036)
Financial assets and liabilities designated at fair value through profit or loss	(18,077)	10,712	20,000	25,626
Securitization liabilities	345	63	249	(868)
Current taxes	273	865	2,378	(2,979)
Brokers, dealers, and clients amounts receivable and payable	(1,658)	(644)	(8,495)	6,634

Other, including unrealized foreign currency translation loss/(gain)	17,232	6,454	12,060	4,419

Net cash from (used in) operating activities	(30,801)	18,909	(79,820)	36,358
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(14)	20	35	48
Common shares issued, net	5	7	69	87
Repurchase of common shares (Note 13)	(1,181)	–	(1,181)	(2,195)
Preferred shares and other equity instruments issued, net (Note 13)	–	798	–	1,645
Redemption of preferred shares and other equity instruments	–	–	–	(1,000)
Sale of treasury shares and other equity instruments	2,135	2,306	6,493	8,331
Purchase of treasury shares and other equity instruments (Note 13)	(2,011)	(2,159)	(6,388)	(8,273)
Dividends paid on shares and distributions paid on other equity instruments	(2,908)	(1,562)	(4,032)	(4,509)

Repayment of lease liabilities	(160)	(165)	(480)	(478)

Net cash from (used in) financing activities	(4,134)	(755)	(5,484)	(6,344)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	19,634	(3,736)	54,494	30,987
Activities in financial assets at fair value through other comprehensive income
Purchases	(4,715)	(8,624)	(20,045)	(24,056)
Proceeds from maturities	4,794	4,916	14,009	25,156
Proceeds from sales	1,987	1,576	4,809	5,183
Activities in debt securities at amortized cost
Purchases	(3,761)	(27,624)	(21,851)	(118,712)
Proceeds from maturities	18,207	12,086	42,853	48,469
Proceeds from sales	105	3,554	11,975	3,560
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(514)	(254)	(1,290)	(993)

Net cash acquired from (paid for) divestitures and acquisitions	(122)	–	(624)	–

Net cash from (used in) investing activities	35,615	(18,106)	84,330	(30,406)

Effect of exchange rate changes on cash and due from banks	(134)	(7)	(162)	135
Net increase (decrease) in cash and due from banks	546	41	(1,136)	(257)

Cash and due from banks at beginning of period	6,874	5,633	8,556	5,931

Cash and due from banks at end of period	$7,420	$5,674	$7,420	$5,674
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$632	$326	$2,000	$4,103
Amount of interest paid during the period	13,338	3,297	33,986	6,095
Amount of interest received during the period	20,039	9,757	55,210	24,234

Amount of dividends received during the period	617	527	1,734	1,511
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act (Canada)
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2023, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 23, 2023.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2022 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2022 Management’s Discussion and Analysis (MD&A). The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report, relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial Statements, as permitted by IFRS.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and nine months ended July 31, 2023.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023, for the Bank. OSFI’s related Advisory precludes early adoption. The Bank will apply the standard retrospectively with restatement of comparatives, where it will recognize the cumulative effect of adopting the standard as an adjustment to the opening retained earnings balance as of November 1, 2022.
The Bank is progressing with its adoption of IFRS 17 initiative which is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 6

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Interbank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have either concluded or have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc, and euro LIBOR settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021. From June 30, 2023, all remaining USD LIBOR tenors have either ceased or are published only on a synthetic basis for the use in legacy contracts that have no other fallback solution.
Six-month
and twelve-month CDOR tenors ceased to be published effective May 17, 2021, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024. In July 2023, the Canadian Alternative Reference Rate working group introduced a “no new CDOR or Banker’s Acceptance loan” milestone date of November 1, 2023 to facilitate a tapered transition for the loan market by reducing the volume of loans that need to be remediated ahead of CDOR’s cessation.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to cease the issuance of the residual CDOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank continues to make progress on its CDOR transition plan. There were no significant changes to the Bank’s transition risk with respect to the remaining CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements.

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three and nine months ended July 31, 2023.
(a)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)			As at
	July 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$230,507	$222,322	$256,362	$244,523
Other debt securities	73,948	70,969	86,412	81,913
Total debt securities at amortized cost, net of allowance for credit losses	304,455	293,291	342,774	326,436
Total loans, net of allowance for loan losses	867,802	851,389	831,043	810,912
Total financial assets not carried at fair value	$1,172,257	$1,144,680	$1,173,817	$1,137,348

FINANCIAL LIABILITIES
Deposits	$1,159,499	$1,151,101	$1,229,970	$1,218,552
Securitization liabilities at amortized cost	14,336	13,706	15,072	14,366
Subordinated notes and debentures	11,267	11,044	11,290	10,853
Total financial liabilities not carried at fair value	$1,185,102	$1,175,851	$1,256,332	$1,243,771

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 7

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2023 and October 31, 2022.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	July 31, 2023				October 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$128	$7,393	$–	$7,521	$620	$9,042	$–	$9,662
Provinces	–	7,908	–	7,908	–	7,706	–	7,706
U.S. federal, state, municipal governments, and agencies debt	2	23,083	–	23,085	2	23,466	–	23,468
Other OECD 2 government-guaranteed debt	–	9,106	–	9,106	–	8,341	–	8,341
Mortgage-backed securities	–	1,896	–	1,896	–	2,109	–	2,109
Other debt securities
Canadian issuers	–	6,438	1	6,439	–	6,604	–	6,604
Other issuers	–	12,402	88	12,490	–	12,344	49	12,393
Equity securities	63,044	37	8	63,089	44,424	32	–	44,456
Trading loans	–	16,534	–	16,534	–	11,749	–	11,749
Commodities	9,785	749	–	10,534	16,084	1,149	–	17,233

Retained interests	–	3	–	3	–	5	–	5

	72,959	85,549	97	158,605	61,130	82,547	49	143,726
Non-trading financial assets at fair value through profit or loss
Securities	306	2,914	983	4,203	228	6,608	845	7,681

Loans	–	3,666	–	3,666	–	3,265	–	3,265

	306	6,580	983	7,869	228	9,873	845	10,946
Derivatives
Interest rate contracts	131	20,102	–	20,233	167	23,699	–	23,866
Foreign exchange contracts	22	44,006	1	44,029	35	72,006	5	72,046
Credit contracts	–	61	–	61	–	56	–	56
Equity contracts	42	4,596	–	4,638	4	4,303	–	4,307

Commodity contracts	354	1,753	13	2,120	634	2,919	45	3,598

	549	70,518	14	71,081	840	102,983	50	103,873
Financial assets designated at fair value through profit or loss

Securities 1	–	5,440	–	5,440	–	5,039	–	5,039

	–	5,440	–	5,440	–	5,039	–	5,039

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	18,520	–	18,520	–	16,368	–	16,368
Provinces	–	20,383	–	20,383	–	20,240	–	20,240
U.S. federal, state, municipal governments, and agencies debt	–	10,503	–	10,503	–	11,559	–	11,559
Other OECD government-guaranteed debt	–	1,476	–	1,476	–	1,682	–	1,682
Mortgage-backed securities	–	2,047	–	2,047	–	1,033	–	1,033
Other debt securities
Asset-backed securities	–	3,975	–	3,975	–	4,440	–	4,440
Corporate and other debt	–	8,281	59	8,340	–	8,621	60	8,681
Equity securities	1,264	1	2,249	3,514	840	2	2,477	3,319

Loans	–	961	–	961	–	2,353	–	2,353

	1,264	66,147	2,308	69,719	840	66,298	2,537	69,675

Securities purchased under reverse repurchase agreements	–	8,358	–	8,358	–	7,450	–	7,450

FINANCIAL LIABILITIES

Trading deposits	–	27,526	795	28,321	–	23,389	416	23,805
Derivatives
Interest rate contracts	127	18,822	142	19,091	112	19,010	156	19,278
Foreign exchange contracts	30	35,335	2	35,367	23	62,378	1	62,402
Credit contracts	–	241	–	241	–	152	–	152
Equity contracts	–	6,311	47	6,358	–	5,804	59	5,863

Commodity contracts	217	1,857	10	2,084	234	3,186	18	3,438

	374	62,566	201	63,141	369	90,530	234	91,133

Securitization liabilities at fair value	–	13,597	–	13,597	–	12,612	–	12,612

Financial liabilities designated at fair value through profit or loss	–	183,080	107	183,187	–	162,742	44	162,786

Obligations related to securities sold short 1	1,662	43,492	–	45,154	2,909	42,596	–	45,505

Obligations related to securities sold under repurchase agreements	–	3,934	–	3,934	–	9,509	–	9,509

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2	Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 8

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2023 and July 31, 2022.
There were no significant transfers between Level 2 and Level 3 during the three and nine months ended July 31, 2023 and July 31, 2022.
There were no significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and nine months ended July 31, 2023 and July 31, 2022.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5 9

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and nine months ended July 31, 2023 and July 31, 2022.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at May 1 2023	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2023	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$22	$–	$–	$26	$(13)	$54	$–	$89	$(5)

Equity securities	30	2	–	–	(24)	–	–	8	–

52	2	–	26	(37)	54	–	97	(5)
Non-trading financial assets at fair value through profit or loss
Securities	1,001	(52)	–	37	(3)	–	–	983	(20)

Loans	–	–	–	–	–	–	–	–	–

1,001	(52)	–	37	(3)	–	–	983	(20)

Financial assets at fair value through other comprehensive income
Other debt securities	61	–	2	–	(4)	–	–	59	–

Equity securities	3,685	–	(295)	3	(1,144)	–	–	2,249	(6)
$3,746	$–	$(293)	$3	$(1,148)	$–	$–	$2,308	$(6)

FINANCIAL LIABILITIES

Trading deposits 6	$(592)	$(9)	$–	$(211)	$8	$(1)	$10	$(795)	$(4)
Derivatives 7
Interest rate contracts	(169)	14	–	–	13	–	–	(142)	34
Foreign exchange contracts	1	(2)	–	–	–	(1)	1	(1)	(1)
Equity contracts	(27)	2	–	–	(10)	–	(12)	(47)	(1)

Commodity contracts	(2)	(8)	–	–	13	–	–	3	1

(197)	6	–	–	16	(1)	(11)	(187)	33

Financial liabilities designated at fair value through profit or loss	(49)	(166)	–	(202)	310	–	–	(107)	(167)

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2023	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$49	$6	$–	$49	$(72)	$89	$(32)	$89	$(28)

Equity securities	–	(2)	–	39	(29)	–	–	8	–

49	4	–	88	(101)	89	(32)	97	(28)
Non-trading financial assets at fair value through profit or loss
Securities	845	31	–	158	(51)	–	–	983	21

Loans	–	–	–	–	–	–	–	–	–

845	31	–	158	(51)	–	–	983	21

Financial assets at fair value through other comprehensive income
Other debt securities	60	–	(6)	21	(16)	–	–	59	–

Equity securities	2,477	–	(506)	2,096	(1,818)	–	–	2,249	(8)
$2,537	$–	$(512)	$2,117	$(1,834)	$–	$–	$2,308	$(8)

FINANCIAL LIABILITIES

Trading deposits 6	$(416)	$(38)	$–	$(359)	$16	$(10)	$12	$(795)	$(28)
Derivatives 7
Interest rate contracts	(156)	(16)	–	–	30	–	–	(142)	28
Foreign exchange contracts	4	(6)	–	–	–	(1)	2	(1)	(1)
Equity contracts	(59)	45	–	26	(17)	(2)	(40)	(47)	10

Commodity contracts	27	32	–	–	(56)	–	–	3	(1)

(184)	55	–	26	(43)	(3)	(38)	(187)	36

Financial liabilities designated at fair value through profit or loss	(44)	(96)	–	(389)	422	–	–	(107)	(95)

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $14 million (May 1, 2023/April 30, 2023 – $20 million; October 31, 2022/November 1, 2022 – $50 million) and derivative liabilities of $201 million (May 1, 2023/April 30, 2023 – $217 million; October 31, 2022/November 1, 2022 – $234 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 0

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at May 1 2022	Total realized and unrealized gains (losses)		Movements			Transfers	Fair value as at July 31 2022	Change in unrealized gains (losses) on instruments still held 4
		Included in income 1	Included in OCI 2	Purchases/ Issuances	Sales/ Settlements 3	Into Level 3	Out of Level 3
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities	$14	$1	$–	$1	$(8)	$–	$(2)	$6	$(2)

Other debt securities	27	–	–	–	(27)	–	–	–	–

	41	1	–	1	(35)	–	(2)	6	(2)
Non-trading financial assets at fair value through profit or loss
Securities	858	32	(2)	44	(21)	–	–	911	18

Loans	3	–	–	–	(3)	–	–	–	–

	861	32	(2)	44	(24)	–	–	911	18
Financial assets at fair value through other comprehensive income
Other debt securities	59	–	(3)	–	(3)	–	–	53	(1)

Equity securities	2,290	–	26	3	16	–	–	2,335	24

	$2,349	$–	$23	$3	$13	$–	$–	$2,388	$23
FINANCIAL LIABILITIES
Trading deposits 5	$(246)	$12	$–	$(76)	$1	$–	$7	$(302)	$12
Derivatives 6
Interest rate contracts	(96)	(61)	–	–	(1)	–	–	(158)	(62)
Foreign exchange contracts	(1)	1	–	–	–	–	–	–	–
Equity contracts	(93)	49	–	–	1	2	(2)	(43)	49

Commodity contracts	72	3	–	–	(23)	–	–	52	(2)

	(118)	(8)	–	–	(23)	2	(2)	(149)	(15)
Financial liabilities designated at fair value through profit or loss	(162)	23	–	(92)	221	–	–	(10)	23
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

	Fair value as at November 1 2021	Total realized and unrealized gains (losses)		Movements			Transfers	Fair value as at July 31 2022	Change in unrealized gains (losses) on instruments still held 4
		Included in income 1	Included in OCI 2	Purchases/ Issuances	Sales/ Settlements 3	Into Level 3	Out of Level 3
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities	$6	$1	$–	$3	$(13)	$11	$(2)	$6	$(3)

Other debt securities	33	–	–	27	(60)	–	–	–	–

	39	1	–	30	(73)	11	(2)	6	(3)
Non-trading financial assets at fair value through profit or loss
Securities	760	60	(2)	166	(69)	–	(4)	911	12

Loans	3	–	–	–	(3)	–	–	–	–

	763	60	(2)	166	(72)	–	(4)	911	12
Financial assets at fair value through other comprehensive income
Other debt securities	64	–	(4)	–	(7)	–	–	53	(1)

Equity securities	1,609	–	56	640	30	–	–	2,335	48

	$1,673	$–	$52	$640	$23	$–	$–	$2,388	$47
FINANCIAL LIABILITIES
Trading deposits 5	$(141)	$17	$–	$(185)	$1	$(10)	$16	$(302)	$11
Derivatives 6
Interest rate contracts	(88)	(87)	–	–	(1)	–	18	(158)	(60)
Foreign exchange contracts	7	(7)	–	–	–	–	–	–	(1)
Equity contracts	(82)	10	–	–	–	3	26	(43)	36

Commodity contracts	31	69	–	–	(48)	–	–	52	41

	(132)	(15)	–	–	(49)	3	44	(149)	16
Financial liabilities designated at fair value through profit or loss	(76)	(154)	–	(267)	487	–	–	(10)	(154)
Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
3	Includes foreign exchange.
4	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6
Consists of derivative assets of $73 million (May 1, 2022/April 30, 2022 – $90 million; October 31, 2021/November 1, 2021 – $47 million) and derivative liabilities of $222 million (May 1, 2022/April 30, 2022 – $208 million; October 31, 2021/November 1, 2021 – $179 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 1

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at July 31, 2023 and October 31, 2022.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			July 31, 2023				October 31, 2022
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$18,514	$108	$(102)	$18,520	$16,420	$69	$(121)	$16,368
Provinces	20,290	181	(88)	20,383	20,279	99	(138)	20,240
U.S. federal, state, municipal governments, and agencies debt	10,717	23	(237)	10,503	11,855	22	(318)	11,559
Other OECD government-guaranteed debt	1,498	2	(24)	1,476	1,715	1	(34)	1,682

Mortgage-backed securities	2,079	–	(32)	2,047	1,035	1	(3)	1,033

	53,098	314	(483)	52,929	51,304	192	(614)	50,882
Other debt securities
Asset-backed securities	4,018	–	(43)	3,975	4,511	–	(71)	4,440

Corporate and other debt	8,382	56	(98)	8,340	8,820	23	(162)	8,681

	12,400	56	(141)	12,315	13,331	23	(233)	13,121
Total debt securities	65,498	370	(624)	65,244	64,635	215	(847)	64,003
Equity securities
Common shares	3,001	158	(75)	3,084	2,191	63	(33)	2,221

Preferred shares	562	4	(136)	430	1,100	71	(73)	1,098

	3,563	162	(211)	3,514	3,291	134	(106)	3,319
Total securities at fair value through other comprehensive income	$69,061	$532	$(835)	$68,758	$67,926	$349	$(953)	$67,322

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at July 31, 2023 and October 31, 2022, and dividend income recognized on these securities for the three and nine months ended July 31, 2023 and July 31, 2022.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the nine months ended
	July 31, 2023	October 31, 2022	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$3,084	$2,221	$39	$51	$100	$136

Preferred shares	430	1,098	35	5	99	16
Total	$3,514	$3,319	$74	$56	$199	$152
The Bank disposed of certain equity securities in line with the Bank’s investment strategy and disposed of FHLB stocks in accordance with FHLB member stockholding requirements, as follows:

Equity Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Equity Securities
Fair value	$38	$1,281	$204	$1,340
Cumulative realized gain/(loss)	–	270	(8)	265
FHLB Stock
Fair value	717	16	1,354	48
Cumulative realized gain/(loss)	–	–	–	–
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three and nine months ended July 31, 2023 and July 31, 2022, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Debt securities at amortized cost	$(22)	$47	$(58)	$47

Debt securities at fair value through other comprehensive income	(4)	(5)	10	5
Total	$(26)	$42	$(48)	$52

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 2

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2022 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.
Debt Securities by Risk Ratings

(millions of Canadian dollars)											As at
	July 31, 2023						October 31, 2022
	Stage 1	Stage 2	Stage 3			Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$369,182	$–	$	n/a	2	$369,182	$404,620	$–	$	n/a	$404,620
Non-investment grade	401	87		n/a		488	1,964	155		n/a	2,119
Watch and classified	n/a	30		n/a		30	n/a	39		n/a	39

Default	n/a	n/a		–		–	n/a	n/a		–	–

Total debt securities	369,583	117		–		369,700	406,584	194		–	406,778

Allowance for credit losses on debt securities at amortized cost	1	–		–		1	1	–		–	1

Total debt securities, net of allowance	$369,582	$117		$–		$369,699	$406,583	$194		$–	$406,777

1
Includes debt securities backed by government-guaranteed loans of $105 million (October 31, 2022 – $192 million), which are reported in
Non-investment
grade or a lower risk rating based on the issuer’s credit risk.

2	Not applicable.
As at July 31, 2023, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $304,455 million (October 31, 2022 – $342,774 million), and debt securities measured at FVOCI of $65,244 million (October 31, 2022 – $64,003 million). The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at
both July 31, 2023 and October 31, 2022, was insignificant.

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at July 31, 2023 and October 31, 2022.
Loans and Acceptances

(millions of Canadian dollars)	As at
	July 31, 2023	October 31, 2022
Residential mortgages	$309,689	$293,924
Consumer instalment and other personal	211,700	206,152
Credit card	37,719	36,010

Business and government	315,478	301,389

	874,586	837,475
Customers’ liability under acceptances	19,614	19,733

Loans at FVOCI (Note 4)	961	2,353

Total loans and acceptances	895,161	859,561

Total allowance for loan losses	6,784	6,432

Total loans and acceptances, net of allowance	$888,377	$853,129
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	July 31, 2023	October 31, 2022
Loans at amortized cost	$315,478	$301,389
Customers’ liability under acceptances	19,614	19,733

Loans at FVOCI (Note 4)	961	2,353

Loans and acceptances	336,053	323,475

Allowance for loan and acceptances losses	2,888	2,739

Loans and acceptances, net of allowance	$333,165	$320,736

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 3

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2022 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following table provides the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
			July 31, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$229,627	$94	$	n/a	$229,721	$208,450	$59	$	n/a	$208,509
Normal Risk	56,298	12,767		n/a	69,065	67,280	6,767		n/a	74,047
Medium Risk	388	7,700		n/a	8,088	418	8,132		n/a	8,550
High Risk	16	2,125		314	2,455	10	2,096		350	2,456

Default	n/a	n/a		360	360	n/a	n/a		362	362

Total loans	286,329	22,686		674	309,689	276,158	17,054		712	293,924

Allowance for loan losses	159	163		56	378	127	140		56	323

Loans, net of allowance	286,170	22,523		618	309,311	276,031	16,914		656	293,601
Consumer instalment and other personal 4
Low Risk	103,800	2,060		n/a	105,860	92,653	2,127		n/a	94,780
Normal Risk	53,297	14,162		n/a	67,459	61,508	13,799		n/a	75,307
Medium Risk	23,910	5,307		n/a	29,217	21,990	6,350		n/a	28,340
High Risk	3,322	5,078		307	8,707	2,202	4,793		335	7,330

Default	n/a	n/a		457	457	n/a	n/a		395	395

Total loans	184,329	26,607		764	211,700	178,353	27,069		730	206,152

Allowance for loan losses	654	876		177	1,707	619	850		154	1,623

Loans, net of allowance	183,675	25,731		587	209,993	177,734	26,219		576	204,529
Credit card
Low Risk	6,669	11		n/a	6,680	6,532	11		n/a	6,543
Normal Risk	10,771	129		n/a	10,900	10,760	137		n/a	10,897
Medium Risk	11,852	1,264		n/a	13,116	10,794	1,184		n/a	11,978
High Risk	2,492	4,109		327	6,928	2,590	3,653		265	6,508

Default	n/a	n/a		95	95	n/a	n/a		84	84

Total loans	31,784	5,513		422	37,719	30,676	4,985		349	36,010

Allowance for loan losses	687	849		275	1,811	685	855		207	1,747

Loans, net of allowance	31,097	4,664		147	35,908	29,991	4,130		142	34,263
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	154,559	111		n/a	154,670	144,994	596		n/a	145,590
Non-investment grade or Medium Risk	159,902	10,066		n/a	169,968	156,749	10,057		n/a	166,806
Watch and classified or High Risk	555	9,648		78	10,281	507	9,745		83	10,335

Default	n/a	n/a		1,134	1,134	n/a	n/a		744	744

Total loans and acceptances	315,016	19,825		1,212	336,053	302,250	20,398		827	323,475

Allowance for loan and acceptances losses	1,118	1,291		479	2,888	1,091	1,304		344	2,739

Loans and acceptances, net of allowance	313,898	18,534		733	333,165	301,159	19,094		483	320,736
Total loans and acceptances 6	817,458	74,631		3,072	895,161	787,437	69,506		2,618	859,561

Total allowance for loan losses 6,7	2,618	3,179		987	6,784	2,522	3,149		761	6,432
Total loans and acceptances, net of allowance 6	$814,840	$71,452		$2,085	$888,377	$784,915	$66,357		$1,857	$853,129

1
Includes impaired loans with a balance of $139 million (October 31, 2022 – $110 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $17 billion (October 31, 2022 – $12 billion) and $4 billion (October 31, 2022 – $3 billion), respectively.

3	Includes insured mortgages of $75 billion (October 31, 2022 – $77 billion).
4	Includes Canadian government-insured real estate personal loans of $7 billion (October 31, 2022 – $9 billion).
5
Includes loans guaranteed by government agencies of $26 billion (October 31, 2022 – $28 billion), which are primarily reported in
Non-investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $92 million (October 31, 2022 – $115 million) and a related allowance for loan losses of $3 million (October 31, 2022 – $4 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2022 – nil).

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 4

Loans and Acceptances by Risk Ratings
(Continued)
– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	July 31, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$255,699	$868	$	n/a	$256,567	$240,203	$1,174	$	n/a	$241,377
Normal Risk	88,641	1,057		n/a	89,698	87,113	1,178		n/a	88,291
Medium Risk	19,992	1,004		n/a	20,996	21,914	1,015		n/a	22,929
High Risk	1,211	1,206		–	2,417	1,272	1,374		–	2,646
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	246,023	–		n/a	246,023	229,592	–		n/a	229,592
Non-investment grade	97,218	3,871		n/a	101,089	84,301	3,642		n/a	87,943
Watch and classified	251	3,076		–	3,327	237	4,265		–	4,502

Default	n/a	n/a		97	97	n/a	n/a		116	116

Total off-balance sheet credit instruments	709,035	11,082		97	720,214	664,632	12,648		116	677,396

Allowance for off-balance sheet credit instruments	469	517		2	988	433	495		3	931
Total off-balance sheet credit instruments, net of allowance	$708,566	$10,565		$95	$719,226	$664,199	$12,153		$113	$676,465

1	Excludes mortgage commitments.
2	Includes $367 billion (October 31, 2022 – $352 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $59 billion (October 31, 2022 – $51 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 5

(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three and nine months ended July 31, 2023 and July 31, 2022, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	July 31, 2023					July 31, 2022
Residential mortgages	$334	$45	$(1)	$–	$378	$255	$3	$(1)	$–	$257
Consumer instalment and other personal	1,766	246	(199)	(19)	1,794	1,595	111	(134)	(2)	1,570
Credit card	2,480	294	(287)	(46)	2,441	2,213	193	(177)	(5)	2,224

Business and government	3,064	181	(28)	(58)	3,159	2,847	45	(22)	(6)	2,864
Total allowance for loan losses, including off-balance sheet instruments	7,644	766	(515)	(123)	7,772	6,910	352	(334)	(13)	6,915
Debt securities at amortized cost	2	–	–	(1)	1	1	1	–	–	2

Debt securities at FVOCI	1	–	–	–	1	6	(2)	–	–	4
Total allowance for credit losses on debt securities	3	–	–	(1)	2	7	(1)	–	–	6
Total allowance for credit losses	$7,647	$766	$(515)	$(124)	$7,774	$6,917	$351	$(334)	$(13)	$6,921
Comprising:
Allowance for credit losses on loans at amortized cost	$6,644				$6,784	$6,076				$6,040
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,644				6,784	6,076				6,040

Allowance for off-balance sheet instruments	1,000				988	834				875
Allowance for credit losses on debt securities	3				2	7				6

	For the nine months ended
	July 31, 2023					July 31, 2022
Residential mortgages	$323	$61	$(5)	$(1)	$378	$261	$(5)	$(1)	$2	$257
Consumer instalment and other personal	1,704	691	(576)	(25)	1,794	1,649	276	(375)	20	1,570
Credit card	2,352	958	(815)	(54)	2,441	2,314	344	(484)	50	2,224

Business and government	2,984	346	(116)	(55)	3,159	3,022	(162)	(50)	54	2,864
Total allowance for loan losses, including off-balance sheet instruments	7,363	2,056	(1,512)	(135)	7,772	7,246	453	(910)	126	6,915
Debt securities at amortized cost	1	–	–	–	1	2	–	–	–	2

Debt securities at FVOCI	2	(1)	–	–	1	7	(3)	–	–	4
Total allowance for credit losses on debt securities	3	(1)	–	–	2	9	(3)	–	–	6
Total allowance for credit losses	$7,366	$2,055	$(1,512)	$(135)	$7,774	$7,255	$450	$(910)	$126	$6,921
Comprising:
Allowance for credit losses on loans at amortized cost	$6,432				$6,784	$6,390				$6,040
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,432				6,784	6,390				6,040

Allowance for off-balance sheet instruments	931				988	856				875
Allowance for credit losses on debt securities	3				2	9				6

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 6

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended July 31, 2023 and July 31, 2022.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
July 31, 2023	July 31, 2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$116	$169	$49	$334	$130	$75	$50	$255
Provision for credit losses
Transfer to Stage 1 2	41	(40)	(1)	–	13	(12)	(1)	–
Transfer to Stage 2	(5)	8	(3)	–	(8)	11	(3)	–
Transfer to Stage 3	(1)	(10)	11	–	–	(3)	3	–
Net remeasurement due to transfers into stage 3	(7)	3	–	(4)	(3)	2	–	(1)
New originations or purchases 4	17	n/a	n/a	17	13	n/a	n/a	13
Net repayments 5	(1)	–	–	(1)	(1)	(1)	–	(2)
Derecognition of financial assets (excluding disposals and write-offs) 6	(2)	(5)	(3)	(10)	(3)	(3)	(7)	(13)
Changes to risk, parameters, and models 7	2	39	2	43	(21)	19	8	6
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(3)	(3)	–	–	(3)	(3)
Recoveries	–	–	2	2	–	–	2	2
Foreign exchange and other adjustments	(1)	(1)	2	–	–	–	–	–
Balance at end of period	$159	$163	$56	$378	$120	$88	$49	$257
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$675	$921	$170	$1,766	$568	$872	$155	$1,595
Provision for credit losses
Transfer to Stage 1 2	167	(166)	(1)	–	124	(117)	(7)	–
Transfer to Stage 2	(47)	63	(16)	–	(44)	61	(17)	–
Transfer to Stage 3	(2)	(46)	48	–	(2)	(50)	52	–
Net remeasurement due to transfers into stage 3	(61)	53	2	(6)	(29)	40	2	13
New originations or purchases 4	111	n/a	n/a	111	98	n/a	n/a	98
Net repayments 5	(21)	(18)	(2)	(41)	(15)	(21)	(4)	(40)
Derecognition of financial assets (excluding disposals and write-offs) 6	(21)	(25)	(13)	(59)	(27)	(48)	(14)	(89)
Changes to risk, parameters, and models 7	(102)	153	190	241	(31)	50	110	129
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(275)	(275)	–	–	(212)	(212)
Recoveries	–	–	76	76	–	–	78	78
Foreign exchange and other adjustments	(8)	(9)	(2)	(19)	(1)	–	(1)	(2)
Balance, including off-balance sheet instruments, at end of period	691	926	177	1,794	641	787	142	1,570
Less: Allowance for off-balance sheet instruments 8	37	50	–	87	33	41	–	74
Balance at end of period	$654	$876	$177	$1,707	$608	$746	$142	$1,496
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$964	$1,235	$281	$2,480	$921	$1,117	$175	$2,213
Provision for credit losses
Transfer to Stage 1 2	303	(294)	(9)	–	269	(263)	(6)	–
Transfer to Stage 2	(71)	88	(17)	–	(84)	96	(12)	–
Transfer to Stage 3	(4)	(171)	175	–	(4)	(156)	160	–
Net remeasurement due to transfers into stage 3	(131)	105	5	(21)	(75)	129	5	59
New originations or purchases 4	47	n/a	n/a	47	50	n/a	n/a	50
Net repayments 5	(3)	1	13	11	(4)	(2)	7	1
Derecognition of financial assets (excluding disposals and write-offs) 6	(11)	(18)	(80)	(109)	(13)	(22)	(48)	(83)
Changes to risk, parameters, and models 7	(109)	275	200	366	(115)	204	77	166
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(360)	(360)	–	–	(246)	(246)
Recoveries	–	–	73	73	–	–	69	69
Foreign exchange and other adjustments	(18)	(22)	(6)	(46)	(2)	(2)	(1)	(5)
Balance, including off-balance sheet instruments, at end of period	967	1,199	275	2,441	943	1,101	180	2,224
Less: Allowance for off-balance sheet instruments 8	280	350	–	630	257	300	–	557
Balance at end of period	$687	$849	$275	$1,811	$686	$801	$180	$1,667

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 7

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
	July 31, 2023				July 31, 2022
	Stage 1	Stage 2	Stage 3 1	Total	Stage 1	Stage 2	Stage 3 1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,261	$1,441	$362	$3,064	$1,126	$1,394	$327	$2,847
Provision for credit losses
Transfer to Stage 1 3	71	(71)	–	–	81	(77)	(4)	–
Transfer to Stage 2	(128)	131	(3)	–	(114)	117	(3)	–
Transfer to Stage 3	(1)	(59)	60	–	(1)	(30)	31	–
Net remeasurement due to transfers into stage 3	(21)	27	1	7	(19)	34	–	15
New originations or purchases 3	300	n/a	n/a	300	335	n/a	n/a	335
Net repayments 3	8	(10)	(16)	(18)	9	(14)	(15)	(20)
Derecognition of financial assets (excluding disposals and write-offs) 3	(173)	(155)	(127)	(455)	(206)	(172)	(108)	(486)
Changes to risk, parameters, and models 3	(20)	120	247	347	(46)	113	134	201
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(49)	(49)	–	–	(37)	(37)
Recoveries	–	–	21	21	–	–	15	15

Foreign exchange and other adjustments	(27)	(16)	(15)	(58)	(1)	(1)	(4)	(6)
Balance, including off-balance sheet instruments, at end of period	1,270	1,408	481	3,159	1,164	1,364	336	2,864

Less: Allowance for off-balance sheet instruments 4	152	117	2	271	128	113	3	244

Balance at end of period	1,118	1,291	479	2,888	1,036	1,251	333	2,620
Total Allowance, including off-balance sheet instruments, at end of period	3,087	3,696	989	7,772	2,868	3,340	707	6,915
Less: Total Allowance for off-balance sheet instruments 4	469	517	2	988	418	454	3	875
Total Allowance for Loan Losses at end of period	$2,618	$3,179	$987	$6,784	$2,450	$2,886	$704	$6,040

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 8

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the nine months ended July 31, 2023 and July 31, 2022.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the nine months ended
July 31, 2023	July 31, 2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$127	$140	$56	$323	$35	$175	$51	$261
Provision for credit losses
Transfer to Stage 1 2	97	(95)	(2)	–	92	(90)	(2)	–
Transfer to Stage 2	(19)	31	(12)	–	(15)	23	(8)	–
Transfer to Stage 3	(2)	(18)	20	–	–	(8)	8	–
Net remeasurement due to transfers into stage 3	(18)	14	–	(4)	(14)	7	–	(7)
New originations or purchases 4	33	n/a	n/a	33	29	n/a	n/a	29
Net repayments 5	(3)	(2)	–	(5)	(3)	(3)	–	(6)
Derecognition of financial assets (excluding disposals and write-offs) 6	(4)	(13)	(9)	(26)	(5)	(14)	(23)	(42)
Changes to risk, parameters, and models 7	(50)	107	6	63	–	(3)	24	21
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(8)	(8)	–	–	(7)	(7)
Recoveries	–	–	3	3	–	–	6	6
Foreign exchange and other adjustments	(2)	(1)	2	(1)	1	1	–	2
Balance at end of period	$159	$163	$56	$378	$120	$88	$49	$257
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$654	$896	$154	$1,704	$550	$960	$139	$1,649
Provision for credit losses
Transfer to Stage 1 2	473	(469)	(4)	–	518	(509)	(9)	–
Transfer to Stage 2	(147)	200	(53)	–	(125)	170	(45)	–
Transfer to Stage 3	(6)	(141)	147	–	(6)	(159)	165	–
Net remeasurement due to transfers into stage 3	(162)	156	7	1	(137)	126	6	(5)
New originations or purchases 4	309	n/a	n/a	309	219	n/a	n/a	219
Net repayments 5	(44)	(62)	(8)	(114)	(55)	(59)	(10)	(124)
Derecognition of financial assets (excluding disposals and write-offs) 6	(56)	(72)	(30)	(158)	(69)	(138)	(41)	(248)
Changes to risk, parameters, and models 7	(320)	430	543	653	(260)	382	312	434
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(795)	(795)	–	–	(601)	(601)
Recoveries	–	–	219	219	–	–	226	226
Foreign exchange and other adjustments	(10)	(12)	(3)	(25)	6	14	–	20
Balance, including off-balance sheet instruments, at end of period	691	926	177	1,794	641	787	142	1,570
Less: Allowance for off-balance sheet instruments 8	37	50	–	87	33	41	–	74
Balance at end of period	$654	$876	$177	$1,707	$608	$746	$142	$1,496
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$954	$1,191	$207	$2,352	$878	$1,298	$138	$2,314
Provision for credit losses
Transfer to Stage 1 2	872	(852)	(20)	–	966	(951)	(15)	–
Transfer to Stage 2	(233)	276	(43)	–	(210)	239	(29)	–
Transfer to Stage 3	(14)	(514)	528	–	(14)	(475)	489	–
Net remeasurement due to transfers into stage 3	(397)	353	15	(29)	(278)	314	14	50
New originations or purchases 4	144	n/a	n/a	144	159	n/a	n/a	159
Net repayments 5	59	2	41	102	(9)	(2)	16	5
Derecognition of financial assets (excluding disposals and write-offs) 6	(33)	(59)	(191)	(283)	(46)	(97)	(120)	(263)
Changes to risk, parameters, and models 7	(364)	829	559	1,024	(523)	749	167	393
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,031)	(1,031)	–	–	(708)	(708)
Recoveries	–	–	216	216	–	–	224	224
Foreign exchange and other adjustments	(21)	(27)	(6)	(54)	20	26	4	50
Balance, including off-balance sheet instruments, at end of period	967	1,199	275	2,441	943	1,101	180	2,224
Less: Allowance for off-balance sheet instruments 8	280	350	–	630	257	300	–	557
Balance at end of period	$687	$849	$275	$1,811	$686	$801	$180	$1,667

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6 9

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the nine months ended
	July 31, 2023				July 31, 2022
	Stage 1	Stage 2	Stage 3 1	Total	Stage 1	Stage 2	Stage 3 1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,220	$1,417	$347	$2,984	$1,186	$1,526	$310	$3,022
Provision for credit losses
Transfer to Stage 1 3	293	(291)	(2)	–	290	(285)	(5)	–
Transfer to Stage 2	(411)	420	(9)	–	(297)	309	(12)	–
Transfer to Stage 3	(10)	(98)	108	–	(2)	(71)	73	–
Net remeasurement due to transfers into stage 3	(85)	78	1	(6)	(66)	65	–	(1)
New originations or purchases 3	897	n/a	n/a	897	813	n/a	n/a	813
Net repayments 3	40	(49)	(59)	(68)	26	(47)	(45)	(66)
Derecognition of financial assets (excluding disposals and write-offs) 3	(524)	(427)	(366)	(1,317)	(562)	(451)	(270)	(1,283)
Changes to risk, parameters, and models 3	(136)	376	600	840	(252)	284	343	375
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(157)	(157)	–	–	(91)	(91)
Recoveries	–	–	41	41	–	–	41	41

Foreign exchange and other adjustments	(14)	(18)	(23)	(55)	28	34	(8)	54
Balance, including off-balance sheet instruments, at end of period	1,270	1,408	481	3,159	1,164	1,364	336	2,864

Less: Allowance for off-balance sheet instruments 4	152	117	2	271	128	113	3	244

Balance at end of period	1,118	1,291	479	2,888	1,036	1,251	333	2,620
Total Allowance, including off-balance sheet instruments, at end of period	3,087	3,696	989	7,772	2,868	3,340	707	6,915
Less: Total Allowance for off-balance sheet instruments 4	469	517	2	988	418	454	3	875
Total Allowance for Loan Losses at end of period	$2,618	$3,179	$987	$6,784	$2,450	$2,886	$704	$6,040

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 0

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at July 31, 2023. As the forecast period increases, information about the future becomes less readily a vailabl
e and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Restrictive monetary policy is contributing to elevated economic uncertainty and is likely to lead to a near-term deceleration in economic growth and a modest increase in unemployment rate.

Macroeconomic Variables
					As at
					July 31, 2023
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q3 2023- Q2 2024 1	Remaining 4-year period 1	Average Q3 2023- Q2 2024 1	Remaining 4-year period 1	Average Q3 2023- Q2 2024 1	Remaining 4-year period 1
Unemployment rate
Canada	5.8%	6.0%	5.3%	5.7%	6.8%	7.0%
United States	3.9	4.2	3.7	3.9	4.9	5.2
Real GDP
Canada	0.9	1.5	1.4	1.6	(0.6)	1.7
United States	0.9	1.8	1.6	1.9	(0.6)	2.0
Home prices
Canada (average existing price) 2	8.3	2.4	10.0	2.5	(5.8)	6.5
United States (CoreLogic HPI) 3	(2.9)	2.0	1.1	2.2	(12.5)	5.0
Central bank policy interest rate
Canada	4.88	2.50	5.38	2.58	3.81	1.98
United States	5.38	2.81	5.63	2.83	4.13	2.23
U.S. 10-year treasury yield	3.57	2.98	3.95	3.08	3.11	2.93
U.S. 10-year BBB spread (%-pts)	2.10	1.83	1.86	1.79	2.68	2.08

Exchange rate (U.S. dollar/Canadian dollar)	$0.74	$0.79	$0.78	$0.81	$0.71	$0.73

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)	As at
	July 31, 2023	October 31, 2022
Probability-weighted ECLs	$6,783	$6,599

Base ECLs	6,352	6,095
Difference – in amount	$431	$504
Difference – in percentage	6.8%	8.3%

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 1

ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)	As at
	July 31, 2023	October 31, 2022
Probability-weighted ECLs	$6,783	$6,599

All performing loans and off-balance sheet instruments using 12-month ECLs	4,995	4,819
Incremental lifetime ECLs impact	$1,788	$1,780
(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $53 million as at July 31, 2023 (October 31, 2022 – $51 million) and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)						As at
	July 31, 2023			October 31, 2022
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$262	$71	$333	$230	$69	$299
Consumer instalment and other personal	773	252	1,025	668	204	872
Credit card	306	210	516	271	172	443

Business and government	417	131	548	654	162	816
Total	$1,758	$664	$2,422	$1,823	$607	$2,430

1	Includes loans that are measured at FVOCI.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab. As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the
one-month
lag period that would significantly affect the results.
As at July 31, 2023, the Bank’s reported investment in Schwab was approximately 12.4% (October 31, 2022 – 12.1%), consisting of 9.8% of the outstanding voting common shares and the remainder in non-voting
common shares of Schwab with a fair value of $20 billion (US$15 billion) (October 31, 2022 – $24 billion (US$18 billion)) based on the closing price of US$66.10 (October 31, 2022 – US$79.67) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 2

The carrying value of the Bank’s investment in Schwab of $8.8 billion as at July 31, 2023 (October 31, 2022 – $8.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $182 million and $708 million during the three and nine months ended July 31, 2023, respectively (three and nine months ended July 31, 2022 – $268 million and $701 million, respectively), reflects net income after adjustments for amortization of certain intangibles net of tax. The following tables represent the gross amount of Schwab’s total assets, liabilities, net revenues, net income available to common stockholders, other comprehensive income (loss), and comprehensive income (loss).
Summarized Financial Information

(millions of Canadian dollars)				As at

			June 30 2023	September 30 2022
Total assets			$677,207	$797,759
Total liabilities			628,026	746,596

(millions of Canadian dollars)	For the three months ended		For the nine months ended

	June 30 2023	June 30 2022	June 30 2023	June 30 2022
Total net revenues	$6,253	$6,501	$20,633	$18,350
Total net income available to common stockholders	1,575	2,109	6,119	5,554
Total other comprehensive income (loss)	(54)	(6,353)	3,277	(21,911)
Total comprehensive income (loss)	1,521	(4,244)	9,396	(16,357)
IDA Agreement
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$
10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to
July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at US$
60 billion. In addition, Schwab has the option to buy down up to US$5 billion of fixed rate obligations by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During the third quarter of 2023, Schwab exercised its option to buy down $3.3 billion (US
$2.4
billion) of fixed rate obligations and paid $
151
million (US$112
million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement, which is intended to compensate the Bank for losses incurred this quarter from discontinuing certain hedging relationships and lost revenues. The net impact is recorded in net interest income.

NOTE 8:  SIGNIFICANT TRANSACTIONS
(a)
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.
The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million). Goodwill is not deductible for tax purposes.
Since the acquisition date, the contribution of Cowen to the Bank’s revenue and net income was not significant, nor would it have been significant if the acquisition had occurred as of November 1, 2022.
The Bank plans to dispose of certain
non-core
businesses that were acquired in connection with the Cowen acquisition. These non-core
businesses are disposal groups which meet the criteria to be classified as held for sale and are measured at the lower of their carrying amount and fair value less costs to sell. The assets and liabilities of these disposal groups are recorded in Other assets and Other liabilities, respectively, on the Interim Consolidated Balance Sheet. During the third quarter of 2023, the Bank disposed of a reinsurance subsidiary that was classified as held for sale. As at July 31, 2023, assets of $1,241 million and liabilities of $794 million were classified as held for sale.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 3

(b)
Termination of the Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a

$306 million (
US$
225
million
)
cash payment to First Horizon on May 5, 2023. The termination payment is recognized in non-interest expenses in the current quarter and is reported in the Corporate segment.
In connection with the transaction, the Bank had invested US$
494
million in non-voting First Horizon preferred stock. During the prior quarter, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in OCI. On June 26, 2023, in accordance with the terms of the preferred share purchase agreement
, the preferred stock converted into approximately

19.7

million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) in OCI based on First Horizon’s common share price at the time of conversion
. Upon conversion, the losses recognized to date, including the impact of foreign exchange, were reclassified directly to retained earnings. The Bank has elected to record subsequent fair value changes on the common shares in OCI.
The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
Prior to the termination of the merger agreement on May 4, 2023
, for the three months and nine months ended July 31, 2023, the Bank reported
($125) million and ($1,386) million, respectively, in non-interest income related to the mark-to-market on the swaps, and $11 million and $262 million, respectively, in net interest income related to the basis adjustment amortization. In addition
,

for the three months and nine months ended July 31, 2023, the Bank reported $23 million and $585 million, respectively, in non-interest income related to the net interest earned on the swaps.
Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments.

NOTE 9:  GOODWILL
Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail 1	Wealth Management and Insurance	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2021	$900	$13,134	$1,924	$274	$16,232
Foreign currency translation adjustments and other	2	1,329	80	13	1,424
Carrying amount of goodwill as at October 31, 2022 2	$902	$14,463	$2,004	$287	$17,656
Additions	–	–	–	744	744
Foreign currency translation adjustments and other	–	(477)	(29)	(90)	(596)
Carrying amount of goodwill as at July 31, 2023 2	$902	$13,986	$1,975	$941	$17,804

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at July 31, 2023 and October 31, 2022 was nil.

NOTE 10:  OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	July 31 2023	October 31 2022
Accounts receivable and other items	$12,723	$10,769
Accrued interest	5,111	3,765
Current income tax receivable	3,679	6,031
Defined benefit asset	1,390	1,406
Insurance-related assets, excluding investments	2,126	2,008

Prepaid expenses	1,881	1,323
Total	$26,910	$25,302

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 74

NOTE 11:  DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are th ose
for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2023, was $473 billion (October 31, 2022 – $436 billion).
Deposits

(millions of Canadian dollars)							As at
	By Type			By Country			July 31 2023	October 31 2022
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$17,730	$493,386	$103,112	$316,549	$297,679	$–	$614,228	$660,838
Banks	10,729	555	21,645	17,316	13,862	1,751	32,929	38,263
Business and government 2	126,982	189,486	195,874	357,756	152,121	2,465	512,342	530,869
	155,441	683,427	320,631	691,621	463,662	4,216	1,159,499	1,229,970
Trading	–	–	28,321	19,277	2,934	6,110	28,321	23,805
Designated at fair value through profit or loss 3	–	–	182,983	37,934	72,871	72,178	182,983	162,645
Total	$155,441	$683,427	$531,935	$748,832	$539,467	$82,504	$1,370,803	$1,416,420
Non-interest-bearing deposits included above
In domestic offices							$62,851	$76,551
In foreign offices							77,043	91,175
Interest-bearing deposits included above
In domestic offices							685,981	686,518
In foreign offices							523,475	552,678
U.S. federal funds deposited							7,893	9,498
Deposits and advances with the Federal Home Loan Bank							13,560	–
Total 2,4							$1,370,803	$1,416,420

1
Includes $99.5 billion (October 31, 2022 – $89.4 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $45.4 billion relating to covered bondholders (October 31, 2022 – $34 billion).
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $204 million (October 31, 2022 – $140.5 million) of loan commitments and financial guarantees designated at FVTPL.

4	Includes deposits of $751.2 billion (Octo ber 31, 2022 – $814.9 billion) denominated in U.S. dollars and $106.7 billion (October 31, 2022 – $84.4 billion) denominated in other foreign currencies.

NOTE 12:  OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	July 31 2023	October 31 2022
Accounts payable, accrued expenses, and other items	$6,989	$5,040
Accrued interest	3,731	1,870
Accrued salaries and employee benefits	4,360	4,100
Cheques and other items in transit	3,173	2,116
Current income tax payable	177	151
Deferred tax liabilities	190	236
Defined benefit liability	1,305	1,286
Lease liabilities	4,972	5,313
Liabilities related to structured entities	16,808	12,120

Provisions (Note 18)	3,057	1,320
Total	$44,762	$33,552

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 5

NOTE 13:  EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three and nine months ended July 31, 2023 and July 31, 2022.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended				For the nine months ended
	July 31, 2023		July 31, 2022		July 31, 2023		July 31, 2022
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,839.6	$25,852	1,806.7	$23,127	1,821.7	$24,363	1,823.9	$23,066
Proceeds from shares issued on exercise of stock options	0.1	6	0.1	7	1.2	77	1.4	97
Shares issued as a result of dividend reinvestment plan	2.1	175	7.5	610	18.9	1,593	10.0	846

Purchase of shares for cancellation and other	(14.3)	(200)	–	–	(14.3)	(200)	(21.0)	(265)

Balance as at end of period – common shares	1,827.5	$25,833	1,814.3	$23,744	1,827.5	$25,833	1,814.3	$23,744
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period	159.6	$5,600	158.8	$4,800	159.6	$5,600	158.0	$3,950
Issue of shares	–	–	0.8	800	–	–	1.6	1,650

Redemption of shares	–	–	–	–	–	–	–	–

Balance as at end of period	159.6	$5,600	159.6	$5,600	159.6	$5,600	159.6	$5,600

Other Equity Instruments 1

Balance as at beginning and end of period	5.0	$5,653	1.8	$1,750	5.0	$5,653	1.8	$1,750

Balance as at end of period – preferred shares and other equity instruments	164.6	$11,253	161.4	$7,350	164.6	$11,253	161.4	$7,350
Treasury – common shares 2
Balance as at beginning of period	1.1	$(99)	2.8	$(243)	1.0	$(91)	1.9	$(152)
Purchase of shares	24.3	(1,965)	24.1	(2,107)	71.2	(6,016)	85.3	(8,131)

Sale of shares	(25.4)	2,064	(25.7)	2,246	(72.2)	6,107	(86.0)	8,179

Balance as at end of period – treasury – common shares	–	$–	1.2	$(104)	–	$–	1.2	$(104)
Treasury – preferred shares and other equity instruments 2
Balance as at beginning of period	0.1	$(10)	0.2	$(13)	0.1	$(7)	0.1	$(10)
Purchase of shares and other equity instruments	0.7	(46)	0.6	(52)	2.7	(372)	2.3	(142)

Sale of shares and other equity instruments	(0.7)	45	(0.6)	49	(2.7)	368	(2.2)	136

Balance as at end of period – treasury – preferred shares and other equity instruments	0.1	$(11)	0.2	$(16)	0.1	$(11)	0.2	$(16)

1	For Limited Recourse Capital Notes , the number of shares represents the number of notes issued.
2	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On August 23, 2023, the Board approved a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank for the quarter ending October 31, 2023, payable on and after October 31, 2023, to shareholders of record at the close of business on October 6, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price.
During the three months ended July 31, 2023, the Bank issued 2.0 million common shares from treasury with no discount. During the nine months ended July 31, 2023, the Bank issued 2.0 million common shares from treasury with no discount and 16.8 million common shares with a 2% discount. During the three months ended July 31, 2022, the Bank issued 7.5 million common shares from treasury with a 2% discount. During the nine months ended July 31, 2022, the Bank issued 2.5 million common shares from treasury with no discount and 7.5 million common shares with a 2% discount. On May 25, 2023, the Bank announced that beginning with the dividend approved on May 24, 2023 for the quarter ending July 31, 2023, there will no longer be a discount to the average market price applied to the issue of common shares from treasury.
NORMAL COURSE ISSUER BID
On June 21, 2023, the Bank announced that the Toronto Stock Exchange and OSFI approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. During the three months ended July 31, 2023, the Bank repurchased 14.25 million common shares under the NCIB, at an average price of $82.85 per share for a total amount of $1.2 billion.
On August 24, 2023, the Bank announced that upon the completion of the repurchase for cancellation of 30 million of its common shares under its existing NCIB, it intends to terminate its existing NCIB and, subject to the approval of OSFI and the Toronto Stock Exchange, it intends to launch a new normal course issuer bid to repurchase for cancellation up to 90 million of its common shares.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 6

NOTE 14:  SHARE-BASED COMPENSATION
For the three and nine months ended July 31, 2023, the Bank recognized compensation expense for stock option awards of $7.0 million and $28.9 million, respectively (three and nine months ended July 31, 2022 – $7.1 million and $25.5 million, respectively). During the three months ended July 31, 2023 and July 31, 2022, nil stock options were granted by the Bank. During the nine months ended July 31, 2023, 2.5 million (nine months ended July 31, 2022 – 2.5 million) stock options were granted by the Bank at a weighted-average fair value of $14.70 per option (July 31, 2022 – $12.41 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2023 and July 31, 2022.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the nine months ended
	July 31 2023	July 31 2022
Risk-free interest rate	2.87%	1.47%
Option contractual life	10 years	10 years
Expected volatility 1	18.43%	17.89%
Expected dividend yield	3.69%	3.66%

Exercise price/share price	$90.55	$95.33

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 15:  EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension plans, for the three and nine months ended July 31, 2023 and July 31, 2022. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans 1
	For the three months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Service cost – benefits earned	$62	$104	$2	$2	$5	$6
Net interest cost (income) on net defined benefit liability (asset)	(25)	(6)	5	3	6	5
Interest cost on asset limitation and minimum funding requirement	5	–	–	–	–	–

Defined benefit administrative expenses	2	2	–	–	1	1
Total	$44	$100	$7	$5	$12	$12

	For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Service cost – benefits earned	$186	$312	$4	$6	$13	$18
Net interest cost (income) on net defined benefit liability (asset)	(75)	(18)	15	10	17	14
Interest cost on asset limitation and minimum funding requirement	15	–	–	–	2	–

Defined benefit administrative expenses	7	7	–	–	4	3
Total	$133	$301	$19	$16	$36	$35

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

The following table summarizes expenses for the Bank’s defined contribution plans for the three and nine months ended July 31, 2023 and July 31, 2022.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Defined contribution pension plans 1	$62	$50	$188	$148

Government pension plans 2	110	95	404	335
Total	$172	$145	$592	$483

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S. Federal Insurance Contributions Act .

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 7

The following table summarizes the remeasurements recognized in OCI for the Bank’s principal pension and post-retirement defined benefit plans for the three and nine months ended July 31, 2023 and July 31, 2022.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
		For the three months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Remeasurement gain/(loss) – financial	$253	$231	$13	$(6)
Remeasurement gain/(loss) – return on plan assets less interest income	(412)	156	–	–

Change in asset limitation and minimum funding requirement	11	–	–	–
Total	$(148)	$387	$13	$(6)

		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Remeasurement gain/(loss) – financial	$(276)	$2,132	$(14)	$76
Remeasurement gain/(loss) – return on plan assets less interest income	12	(704)	–	–

Change in asset limitation and minimum funding requirement	190	–	–	–
Total	$(74)	$1,428	$(14)	$76

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, supplemental executive retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.

NOTE 16:  INCOME TAXES
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill
C-32,
Fall Economic Statement Implementation Act, 2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to OCI of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in OCI related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.
During the quarter, the CRA reassessed the Bank for $15 million of additional income tax and interest in respect of its
 2018 taxation year
, the RQA reassessed the Bank for $12 million of additional income tax and interest in respect of its 2017 taxation year, and the ATRA reassessed the Bank for $17 million of additional income tax and interest in respect of its 2017 and 2018 taxation years. As at July 31, 2023, the CRA has reassessed the Bank for $1,661 million for the years 2011 to 2018, the RQA has reassessed the Bank for $51 million for the years 2011 to 2017, and the ATRA has reassessed the Bank for $71 million for the years 2011 to 2018. In total, the Bank has been reassessed for $1,783 million of income tax and interest. The Bank expects to continue to be reassessed for open years. The Bank is of the view that its tax filing positions were appropriate and filed a Notice of Appeal with the Tax Court of Canada on March 21, 2023.

NOTE 17:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 8

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2023 and July 31, 2022.
Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Basic earnings per share
Net income attributable to common shareholders	$2,889	$3,171	$7,529	$10,606

Weighted-average number of common shares outstanding (millions)	1,834.8	1,804.5	1,827.9	1,810.0
Basic earnings per share (Canadian dollars)	$1.57	$1.76	$4.12	$5.86
Diluted earnings per share
Net income attributable to common shareholders	$2,889	$3,171	$7,529	$10,606

Net income available to common shareholders including impact of dilutive securities	2,889	3,171	7,529	10,606
Weighted-average number of common shares outstanding (millions)	1,834.8	1,804.5	1,827.9	1,810.0
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	1.5	2.6	2.0	3.3

Weighted-average number of common shares outstanding – diluted (millions)	1,836.3	1,807.1	1,829.9	1,813.3
Diluted earnings per share (Canadian dollars) 1	$1.57	$1.75	$4.11	$5.85

1
For the three and nine months ended July 31, 2023, the computation of diluted earnings per share excluded average options outstanding of 4.9 million and 4.4 million, respectively, with a weighted-average exercise price of $92.89 and $93.16, respectively, as the option price was greater than the average market price of the Bank’s common shares. For the three and nine months ended July 31, 2022, the computation of diluted earnings per share excluded average options outstanding of 2.4 million and 2.0 million, respectively, with an exercise price of $95.33, as the option price was greater than the average market price of the Bank’s common shares.

NOTE 18:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2022 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by governmental, regulatory and self-regulatory agencies and law enforcement authorities in various jurisdictions, in respect of our businesses and compliance programs. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2023, the Bank’s RPL is from zero to approximately $1.29 billion (October 31, 2022 – from zero to approximately $1.26 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
The Bank has been responding to formal and informal inquiries from regulatory authorities and law enforcement concerning its Bank Secrecy Act/anti-money laundering compliance program, both generally and in connection with specific clients, counterparties or incidents in the US, including in connection with an investigation by the United States Department of Justice. The Bank is cooperating with such authorities and is pursuing efforts to enhance its Bank Secrecy Act/anti-money laundering compliance program. While the ultimate outcomes of these inquiries and investigations are unknown at this time, the Bank anticipates monetary and/or non-monetary penalties to be imposed.
Stanford Litigation
– In the US
Rotstain v. Trustmark National Bank
,
et al.
action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) pursuant to which the Bank agreed to pay US$1.205 billion to Ralph S. Janvey, solely in his capacity as the court-appointed receiver for the Stanford Receivership Estate, to resolve claims brought by the Official Stanford Investors Committee and the plaintiffs in the
Rotstain v. Trustmark National Bank, et al.
and
Smith v. Independent Bank, et al.
actions. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax
($1.2 billion
after-tax)
in the first quarter of 2023. Under the terms of the agreement, all involved parties have agreed to a bar order dismissing and releasing all current or future claims arising from or related to Stanford.
On March 7, 2023, the parties finalized their settlement agreement, and on March 8, 2023, the plaintiffs filed a motion to approve the settlement in the multi-district litigation court in the Northern District of Texas. On March 14, 2023, that Court preliminarily found that the terms of the settlement agreement are adequate, fair, reasonable, and equitable. On August 8, 2023, the Court granted the plaintiffs’ motion to approve the settlement and issued the bar order. The bar order and settlement approval remain subject to appeal.
A case regarding the same facts was also brought in Ontario by the Joint Liquidators of Stanford International Bank Ltd. appointed by the Eastern Caribbean Supreme Court, under the title
McDonald v. The Toronto-Dominion Bank
. That action was dismissed by the Ontario Superior Court of Justice on June 8, 2021, following a trial earlier in 2021. On November 17, 2022, the Court of Appeal for Ontario issued a unanimous written decision which dismissed the appeal and affirmed the trial decision. On July 20, 2023, the Supreme Court of Canada dismissed an application for leave to appeal by the Joint Liquidators. As a result, the Canadian proceeding has now ended.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7 9

NOTE 19:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results from business operations and activities under four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Personal and Commercial Banking provides financial products and services to personal, small business and commercial customers, and includes TD Auto Finance Canada. U.S. Retail is comprised of personal and business banking in the U.S., TD Auto Finance U.S., and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab. Wealth Management and Insurance includes the Canadian wealth business which provides investment products and services to institutional and retail investors, and the insurance business which provides property and casualty insurance, as well as life and health insurance products to customers across Canada. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Corporate segment includes the effects of certain asset securitization programs, treasury management, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.
The following table summarizes the segment results for the three and nine months ended July 31, 2023 and July 31, 2022.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking 2		Corporate 2		Total
	For the three months ended July 31
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Net interest income (loss)	$3,571	$3,199	$2,879	$2,453	$256	$249	$270	$786	$313	$357	$7,289	$7,044

Non-interest income (loss)	999	1,061	648	648	2,523	2,511	1,298	290	22	(629)	5,490	3,881

Total revenue	4,570	4,260	3,527	3,101	2,779	2,760	1,568	1,076	335	(272)	12,779	10,925
Provision for (recovery of) credit losses	379	170	249	107	–	–	25	25	113	49	766	351
Insurance claims and related expenses	–	–	–	–	923	829	–	–	–	–	923	829

Non-interest expenses	1,895	1,807	2,004	1,715	1,170	1,150	1,247	691	1,266	733	7,582	6,096

Income (loss) before income taxes and share of net income from investment in Schwab	2,296	2,283	1,274	1,279	686	781	296	360	(1,044)	(1,054)	3,508	3,649
Provision for (recovery of) income taxes	641	605	151	126	182	206	24	89	(271)	(323)	727	703

Share of net income from investment in Schwab 3,4	–	–	191	289	–	–	–	–	(9)	(21)	182	268

Net income (loss)	$1,655	$1,678	$1,314	$1,442	$504	$575	$272	$271	$(782)	$(752)	$2,963	$3,214

	For the nine months ended July 31
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$10,487	$9,008	$9,082	$6,647	$795	$673	$1,293	$2,254	$793	$1,141	$22,450	$19,723

Non-interest income (loss)	3,076	3,124	1,802	2,183	7,621	7,556	3,037	1,418	(615)	(535)	14,921	13,746

Total revenue	13,563	12,132	10,884	8,830	8,416	8,229	4,330	3,672	178	606	37,371	33,469
Provision for (recovery of) credit losses	953	262	639	110	1	1	69	11	393	66	2,055	450
Insurance claims and related expenses	–	–	–	–	2,703	2,177	–	–	–	–	2,703	2,177

Non-interest expenses	5,661	5,255	6,125	4,944	3,518	3,503	3,319	2,231	4,262	2,163	22,885	18,096

Income (loss) before income taxes and share of net income from investment in Schwab	6,949	6,615	4,120	3,776	2,194	2,548	942	1,430	(4,477)	(1,623)	9,728	12,746
Provision for (recovery of) income taxes	1,940	1,751	547	460	577	669	189	366	(713)	(557)	2,540	2,689

Share of net income from investment in Schwab 3,4	–	–	742	765	–	–	–	–	(34)	(64)	708	701
Net income (loss)	$5,009	$4,864	$4,315	$4,081	$1,617	$1,879	$753	$1,064	$(3,798)	$(1,130)	$7,896	$10,758

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 8 0

Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total
	As at July 31, 2023
Total assets	$552,107	$550,074	$23,114	$635,825	$125,955	$1,887,075

	As at October 31, 2022
Total assets	$526,374	$585,297	$23,721	$635,094	$147,042	$1,917,528

NOTE 20:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Measured at amortized cost 1	$17,866	$9,359	$50,027	$23,106

Measured at FVOCI – Debt instruments 1	877	352	2,393	641

	18,743	9,711	52,420	23,747
Measured or designated at FVTPL	2,113	1,013	5,666	2,430

Measured at FVOCI – Equity instruments	79	58	212	156
Total	$20,935	$10,782	$58,298	$26,333

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Measured at amortized cost 1	$10,916	$3,226	$29,199	$5,462

Measured or designated at FVTPL	2,730	512	6,649	1,148

Total	$13,646	$3,738	$35,848	$6,610

1	Interest expense is calculated using EIRM.

NOTE 21:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives. On November 22, 2019, the Bank was designated a global systemically important bank
(G-SIB).
Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current published buffer is set at 3.0% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising OSFI’s published CET1, Tier 1, and Total Capital minimum target ratios to 11%, 12.5%, and 14.5%, respectively. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently 1%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC). Under this guideline, the Bank was required to meet a supervisory risk-based TLAC target of 24.5% of RWA, inclusive of the 3.0% DSB, and a TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
On February 1, 2023, OSFI implemented revised capital rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. These revised rules include revisions to the calculation of credit risk and operational risk requirements, and revisions to the Leverage Requirements Guideline to include a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%.
On June 20, 2023, OSFI announced that the DSB level will be set at 3.5% as of November 1, 2023.
During the nine months ended July 31, 2023, the Bank complied with the OSFI Basel III guidelines related to risk-based and leverage capital ratios.

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 8 1

The following table summarizes the Bank’s regulatory capital positions as at July 31, 2023 and October 31, 2022.
Regulatory Capital Position

(millions of Canadian dollars, except as noted)		As at
	July 31 2023	October 31 2022
Capital
Common Equity Tier 1 Capital	$82,953	$83,671
Tier 1 Capital	93,841	94,445
Total Capital	106,579	107,175
Risk-weighted assets used in the calculation of capital ratios	544,880	517,048
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	15.2%	16.2%
Tier 1 Capital ratio	17.2	18.3
Total Capital ratio	19.6	20.7
Leverage ratio	4.6	4.9
TLAC Ratio	35.0	35.2

TLAC Leverage Ratio	9.3	9.4

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 82

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries:
web.queries@computershare.com
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at
416-944-6367
or
1-866-756-8936
or email
tdshinfo@td.com
. Please note that by leaving us an
e-mail
or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French:
1-866-233-2323
Cantonese/Mandarin:
1-800-328-3698
Telephone device for the hearing impaired (TTY):
1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on August 24, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for third quarter and discussions of related disclosures, followed by a question-and-answer
period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on August 24, 2023 in advance of the call. A listen-only telephone line is available at
416-641-6150
or
1-866-696-5894
(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at
www.td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on August 24, 2023, until 11:59 p.m. ET on September 8, 2023 by calling
905-694-9451
or
1-800-408-3053
(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 18, 2024
Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 83